                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 40-F

(CHECK ONE:)

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED JUNE 30, 1997          COMMISSION FILE NUMBER: 1-14596
                             INTRAWEST CORPORATION
             (Exact name of Registrant as specified in its charter)

                                BRITISH COLUMBIA
       (Province or other jurisdiction of incorporation or organization)

                         SUITE 800, 200 BURRARD STREET
                  VANCOUVER, BRITISH COLUMBIA, CANADA V6C 3L6
                        TELEPHONE NUMBER: (604) 669-9777
   (Address and telephone number of Registrant's principal executive offices)

                                  PTSGE CORP.
                         5000 COLUMBIA SEAFIRST CENTER
                                701 FIFTH AVENUE
                           SEATTLE, WASHINGTON 98104
                                 (206) 623-7580
            (Name, address (including zip code) and telephone number
        (including area code) of agent for service in the United States)

                      7999                                            N.A.
          (Primary Standard Industrial                  (I.R.S. Employer Identification
      Classification Code (if applicable))                  Number (if applicable))

        Securities registered or to be registered pursuant to Section 12(b) of the Act.

              Title of each class                  Name of each exchange on which registered
                 Common Shares                              New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act. None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. None

For annual reports, indicate by check mark the information filed with this Form:

[X]  Annual information form            [X]  Audited annual financial statements

     Indicate number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

     34,281,536 common shares as at June 30, 1997

     Indicate by check mark whether the Registrant by filing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the file number assigned to the Registrant in connection with such Rule.

     [ ]

     Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

     [X]

                                  UNDERTAKING

     The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in the said securities.

                                   SIGNATURES

     Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F, and has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                         INTRAWEST CORPORATION

                                         By: /s/ ROSS MEACHER
                                          ---------------------------------
                                          Name: Ross J. Meacher
                                          Title:  Corporate Secretary
                                          Date:  September 19, 1997

                                      LOGO

                            ANNUAL INFORMATION FORM

                             INTRAWEST CORPORATION

                                   Suite 800
                               200 Burrard Street
                            Vancouver, B.C. V6C 3L6

                               September 19, 1997

                             INTRAWEST CORPORATION

                            ANNUAL INFORMATION FORM

                               TABLE OF CONTENTS

                                                                                PAGE
                                                                                -----
            Certain Definitions and Statistical Information.....................     2
            The Company.........................................................     3
            The Mountain Resort Industry........................................     5
            Resort Management and Development...................................     6
              Resort Operations.................................................     6
                 Resort Properties..............................................     6
                 Sources of Resort Operations Revenue...........................    11
                 Sponsorship and Special Events.................................    13
                 Information Technology.........................................    13
                 Resort Marketing and Sales.....................................    13
              Resort Real Estate Development....................................    14
                 The Development Process........................................    15
                 Real Estate Properties.........................................    16
                 Resort Club....................................................    20
              Competition.......................................................    21
              Legal and Regulatory Matters......................................    21
            Non-Resort Assets...................................................    21
            Employees...........................................................    23
            Selected Consolidated Financial Information.........................    23
            Management's Discussion and Analysis................................    26
            Market for Securities...............................................    34
            Directors and Officers..............................................    34
            Additional Information..............................................    36
            1997 Consolidated Financial Statements..............................   F-1

                CERTAIN DEFINITIONS AND STATISTICAL INFORMATION

     Unless the context otherwise requires, the "Company" or "Intrawest" refers to Intrawest Corporation, either alone or together with its subsidiaries and their respective interests in joint ventures and partnerships. Unless otherwise specified, "fiscal" in connection with a year means, with respect to the Company, in the case of any year prior to 1995, the 12 months ended September 30, in the case of 1995, the nine months ended June 30 and, in the case of any year after 1995, the 12 months ended June 30.

     As used in this Annual Information Form "skier visit" means one guest accessing a ski mountain on any one day and "unit" means one condominium-hotel unit, one townhome unit, one single-family lot or 1,000 square feet of commercial space.

     Statistical information relating to the ski industry included in this Annual Information Form is derived by the Company from recognized industry reports regularly published by industry associations and independent consulting and data compilation organizations in the ski industry, including The National Ski Areas Association, The Canadian Ski Council and the White Book of Ski Areas.

                                  THE COMPANY

INCORPORATION

     The Company was formed by an amalgamation on November 23, 1979 under, and is governed by, the Company Act (British Columbia). The registered office of the Company is located at 1300 - 777 Dunsmuir Street, Vancouver, British Columbia, Canada V7Y 1K2, its executive office is located at Suite 800, 200 Burrard Street, Vancouver, British Columbia, Canada V6C 3L6 and its telephone number is
(604) 669-9777. The Company maintains a web site at www.intrawest.com.

OVERVIEW

     Intrawest is a leading developer and operator of mountain resorts across North America. The Company's principal strength is its ability to combine expertise in resort operations and real estate development. By combining high quality resort services and amenities with innovative residential and commercial real estate development, the Company has generated and has implemented strategies that it expects will continue to generate increases in the number of visitors, return on assets and average selling prices of real estate at its resorts.

     Intrawest's network of eight resorts, which are geographically diversified across North America's major ski regions, enables it to provide a wide range of distinctive vacation experiences. The Company's resorts include Whistler/Blackcomb and Panorama in British Columbia, Tremblant and Mont Ste. Marie in Quebec, Stratton in Vermont, Snowshoe in West Virginia, Copper in Colorado and a 33% interest in Mammoth in California. The acquisition of Whistler, which is adjacent to Blackcomb, provides the Company with resort operations at both mountains within North America's number one rated ski resort in 1996 (as rated by three major ski magazines -- Snow Country, SKI and Skiing). Whistler/Blackcomb generated a combined total of approximately 1.7 million skier visits during the 1996/97 ski season. The acquisition of Copper provides the Company with ownership of a major resort operation in Colorado, the most popular ski region in North America. During the 1996/97 ski season the Company's network of resorts generated approximately 5.2 million skier visits, which is greater than any other North American group of affiliated mountain resorts. For accounting purposes, the effective date of acquisition of Whistler and Copper for purposes of recognizing their results of operations was December 18, 1996.

     Intrawest is North America's largest mountain resort real estate developer with real estate sales revenue in fiscal 1997 of $118.2 million. The Company owns, develops and manages residential and commercial resort real estate at each of its resorts and is developing mountain resort villages at Keystone in Colorado and Squaw Valley in California. Intrawest owns or has rights to acquire land on which it expects to develop and sell approximately 15,000 units over the next 12 to 15 years. The Company's resort development formula links the staged expansion of ski and other resort operations with the planning, design and managed development of architecturally distinct four-season resort villages at the base of the mountain. The Intrawest formula emphasizes quality of service, comprehensive amenities, village ambience and other characteristics which attract visitors and buyers of real estate. Intrawest has successfully employed this formula at Blackcomb and Tremblant and, as a result, the villages at these locations have become major attractions, drawing both skiers and non-skiers. The Company is at various stages of applying its formula to the extensive developable land holdings at its other resorts. The Company also builds and operates resort club locations which are marketed as timeshare vacation ownership resorts.

CORPORATE STRUCTURE

     The following is a list of the Company's principal subsidiaries and controlled partnerships accounted for as subsidiaries of the Company as at June 30, 1997, indicating the place of incorporation/registration, and showing the percentage of voting securities beneficially owned by the Company.

                                                                   PLACE OF
                                                                INCORPORATION/      PERCENTAGE INTEREST
                                                                 REGISTRATION       HELD BY THE COMPANY
                                                               ----------------     -------------------
Blackcomb Skiing Enterprises Ltd.(1).......................         Canada                  96.6
Blackcomb Skiing Enterprises Limited Partnership...........    British Columbia            74.38
Whistler Mountain Holdings Limited.........................    British Columbia              100(2)
Mont Tremblant Resorts and Company, Limited Partnership....         Quebec                   100
IW Resorts Limited Partnership.............................    British Columbia            97.55
Mont Ste. Marie (1984) Inc.................................         Canada                   100
Intrawest Resort Ownership Corporation.....................    British Columbia              100
Intrawest U.S.A., Inc......................................        Delaware                  100
Intrawest U.S. Holdings Inc. ..............................        Delaware                  100
Stratton Ski Corporation...................................        Delaware                  100
Snowshoe Resort, Inc.......................................     West Virginia                100
Copper Mountain, Inc.......................................        Delaware                  100

---------------

(1) Intrawest also indirectly owns 100% of the issued and outstanding non-voting shares of Blackcomb Skiing Enterprises Ltd.

(2) In connection with a covenant not to compete with the business activities of Blackcomb Skiing Enterprises Limited Partnership, the Company has agreed to grant to Nippon Cable Co., Ltd., one of its minority partners in the partnership, an option to acquire a 23% interest in Whistler at a price based on the terms of the Whistler acquisition. The option will be exercisable during the 30-day period ending November 30, 1997.

GENERAL DEVELOPMENT OF THE BUSINESS

     During the past five years, the Company has expanded its resort operations and resort real estate development businesses. Key developments during this period are set out below.

     1993

     - In March 1993 Intrawest acquired Panorama resort, located near Invermere, British Columbia.

     - In September 1993 Intrawest entered into a joint venture to develop the real estate at Keystone resort in Colorado.

     - Intrawest entered the resort vacation club business with the formation of Intrawest Resort Ownership Corporation.

     1994

     - Effective April 1994 Intrawest sold substantially all of its industrial and non-resort residential development properties in British Columbia and Washington State.

     - In October 1994 Intrawest acquired all of the shares of Stratton Ski Corporation, the owner of Stratton Mountain resort in Vermont.

     1995

     - In November 1995 Intrawest purchased all of the assets of Snowshoe Mountain resort in West Virginia.

     - In December 1995 Intrawest acquired 33% of the shares of Mammoth Mountain Ski Area, the owner of Mammoth Mountain in California.

     1996

     - In April 1996 Intrawest agreed to develop real estate property located at the base of Mammoth Mountain in California.

     - In November 1996 Intrawest entered into an option agreement with the owner of Squaw Valley Ski Area to acquire approximately 13 acres of land at the base of the Squaw Peak ski facilities.

     1997

     - On March 14, 1997, Intrawest completed its acquisition of all of the outstanding shares of Whistler Mountain Holdings Limited, the owner of the ski and resort operations at Whistler Mountain in British Columbia and certain developable real estate at the base of the mountain.

     - On March 14, 1997, Intrawest U.S. Resorts, Inc. (a wholly owned subsidiary of the Company) completed its merger with Copper Mountain, Inc. (and its principal shareholder, CMAT, Inc.), the owner of the ski and resort operations at Copper Mountain in Colorado and certain developable real estate at the base of the mountain.

     - On March 14, 1997, Intrawest completed its acquisition of Mont Ste. Marie (1984) Inc., the owner of the ski and resort operations at Mont Ste. Marie in Quebec and certain developable real estate at the base of the mountain.

     - Effective March 14, 1997, the Company effected a reorganization of its share capital (the "Share Capital Reorganization") designed to separate the non-resort assets of the Company (the "Non-Resort Assets") from the rest of the Company's business. Under the Share Capital Reorganization, each existing Common Share was exchanged for one new Common Share and one Non-Resort Preferred Share ("NRP Share").

     - On March 24, 1997, Intrawest's Common Shares were listed for trading on the New York Stock Exchange.

     - On April 1, 1997, Intrawest raised gross proceeds of $93 million from a public offering of 4,000,000 Common Shares in Canada and the United States.

                          THE MOUNTAIN RESORT INDUSTRY

     There are approximately 800 ski resorts in North America of which 520 are located in the United States and 280 are located in Canada. During the 1996/97 ski season, these resorts attracted approximately 68.5 million skier visits (52.5 million to U.S. ski areas and 16 million to Canadian ski areas). The geographic distribution of North American skier visits during the 1996/97 ski season was as follows:

                                                             PROPORTIONATE           INTRAWEST RESORT
           GEOGRAPHIC REGION                SKIER VISITS         SHARE               LOCATED IN REGION
----------------------------------------    ------------     -------------     -----------------------------
                                             (MILLIONS)           (%)
Western Canada..........................         6.9              10.1         Whistler/Blackcomb, Panorama
Quebec..................................         5.9               8.6         Tremblant, Mont Ste. Marie
Other Canada............................         3.2               4.7         --
U.S. Rocky Mountains....................        19.3              28.2         Copper
Northeast U.S...........................        12.1              17.7         Stratton
Pacific West U.S........................         9.8              14.3         Mammoth
Midwest U.S.............................         7.0              10.2         --
Mid-Atlantic U.S........................         4.3               6.2         Snowshoe
                                                ----             -----
                                                68.5             100.0
                                                ====             =====

     North American ski resorts range from small regional ski areas which primarily cater to day skiers to large amenity-filled resorts targeted to the destination visitor. Day visitors tend to focus on lift ticket prices and accessibility. Destination visitors stay for one or more nights, focus on the number of amenities and activities offered as well as the perceived overall quality of their vacation experience, are less price sensitive than day visitors, spend more on non-lift ticket items and are less likely to change their skiing plans because of changes in local conditions. As a result of these differences, destination visitors generate significantly higher revenue per day for resort owners than day visitors and provide balance to the resort's revenue mix. The smaller day visitor ski areas predominate in terms of number of resorts, but capture significantly less traffic than the large destination ski areas. The National Ski Areas Association estimated that in the 1996/97 ski season the largest 20% of ski areas accounted for approximately 80% of the total skier visits in the United States.

     Since 1985 the number of active skiers and annual skier visits in North America has not changed significantly. During the same period, the mountain resort industry has undergone a period of consolidation and attrition resulting in a significant decline in the total number of ski areas in North America. The number of North American ski resorts has declined from approximately 1,025 in 1985 to approximately 800 in 1997. The Company believes that technological advances, most notably in the development of high-speed lifts, and rising infrastructure costs were the driving forces behind this consolidation and will continue to drive further consolidation as the majority of resorts lack the capital and management ability to compete with the emerging industry leaders. In addition, the mountain resort industry is characterized by significant barriers to entry since the number of attractive sites is limited, the costs of resort development are high and environmental regulations impose significant restrictions on new development. The last new major ski facility in North America was opened in 1981. Despite the recent consolidation trend among destination resorts, ownership of the smaller regional resorts remains highly fragmented. The Company believes that the continuing attrition of smaller regional resorts will also provide growth opportunities for destination resorts in this segment of the industry. The Company believes that trends in the mountain resort industry will continue to provide attractive acquisition opportunities which it will continue to evaluate. The Company may also consider acquiring smaller regional resorts which have a strong local following and can provide a customer base for its other resorts and businesses complementary to its existing mountain resort operations.

     The Company is positioned to benefit from certain recent trends and developments which are favourably affecting the North American mountain resort industry, including (i) demographic trends under which the large "baby boom" generation is entering the 45 years and over age category, which is the age group with the highest average individual skier visit frequency and the largest number of buyers of vacation property, and the "echo boom" generation is beginning to enter the teenage years, which is the prime entry age for skiing, snowboarding and other "on-snow" sports, (ii) societal trends which place a greater focus on leisure, fitness and outdoor activities, (iii) product innovations such as parabolic skis and over-sized golf club heads which encourage broader participation, facilitate learning and enhance performance and
(iv) the rapid growth of snowboarding, which is increasing youth and young adult participation in mountain sports. The Company expects that the growth in snowboarding, in particular, will continue to have a positive impact on the ski industry. In the United States, skier visits attributable to snowboarders have increased an average of 21% per year over the past three years and snowboarders are currently estimated to represent 18% of all skier visits in the United States. The Company believes that these trends and developments will continue to attract additional destination guests and will result in growing demand from affluent families for vacation homes in mountain resorts.

                       RESORT MANAGEMENT AND DEVELOPMENT

RESORT OPERATIONS

  RESORT PROPERTIES

     The following table summarizes certain key statistics of each of the Company's mountain resort locations.

                                   INTRAWEST                                                 AVERAGE     SNOW-     1996/97
                                   OWNERSHIP    SKIABLE   VERTICAL               LIFTS        ANNUAL     MAKING     SKIER
             RESORT                PERCENTAGE   TERRAIN     DROP     TRAILS   (HIGH-SPEED)   SNOWFALL   COVERAGE   VISITS
---------------------------------  ----------   -------   --------   ------   ------------   --------   --------   -------
                                      (%)       (ACRES)    (FEET)                            (INCHES)     (%)      (000'S)
Whistler.........................       100(1)   3,657      5,020      104         14(5)        360         4        757
Blackcomb........................        74      3,410      5,280      119         16(7)        360        10        989
Copper...........................       100      2,433      2,699      117         21(3)        255        11        944
Mammoth..........................        33(2)   4,000      3,100      150         38(4)        350        20        884
Tremblant........................       100        502      2,131       77         11(6)        140        75        615
Stratton.........................       100        563      2,003       90         12(2)        180        75        405
Snowshoe.........................       100        200      1,598       53         11(1)        185        99        357
Panorama.........................        98      2,000      4,047       80          8(1)        110        50        143
Mont Ste. Marie..................       100        108      1,250       20          3(2)        120        80         62

---------------

(1) In connection with a covenant not to compete with the business activities of Blackcomb Skiing Enterprises Limited Partnership, the Company has agreed to grant to Nippon Cable Co., Ltd., one of its minority partners in the partnership, an option to acquire a 23% interest in Whistler at a price based on the terms of the Whistler acquisition. The option will be exercisable during the 30-day period ending November 30, 1997.
(2) Each of the shareholders of Mammoth (including the Company) has a pro rata right of first refusal to purchase any shares of Mammoth to be sold by any other shareholder.

     WHISTLER/BLACKCOMB. Whistler/Blackcomb, located approximately 75 miles northeast of Vancouver, British Columbia, was rated as North America's number one ski resort in 1996 by three major ski magazines, Snow Country, SKI and Skiing. The Resort Municipality of Whistler ("Whistler Resort") is centred around the downhill ski facilities at Whistler and Blackcomb which have been in operation since 1966 and 1980, respectively. Whistler Resort is accessible year-round by car and railroad, as well as by air via Vancouver's international airport. The recently completed expansion of the Vancouver airport, combined with the "open skies policy" between Canada and the United States, has increased direct flights from key population centres, particularly in the United States.

     Since Intrawest acquired Blackcomb in 1986, the Company has invested approximately $120 million on capital improvements including high-speed lifts, expanded trails, upgraded snowmaking capabilities, new restaurants and employee housing. During this period, skier visits have increased from 278,000 to 989,000 resulting in a compound annual growth rate of 12%. Since 1988 Whistler has upgraded and replaced many of its older lifts and has expanded its ancillary facilities. Over this period, Whistler's capital expenditures have totalled approximately $70 million, comprised of approximately $50 million spent on lifts and the balance primarily on expanded restaurant and service facilities. The Company completed its acquisition of Whistler in March 1997 and intends to make approximately $35 million in capital improvements to Whistler's ski facilities over the next five years. These improvements are expected to include new lifts and trails, additional snowmaking coverage and expanded restaurant facilities.

     The Company operates a 3,410-acre ski area facility at Blackcomb which has elevations at its base of 2,214 feet and at its peak of 7,494 feet, resulting in a vertical drop of 5,280 feet, the largest of any North American ski resort. Blackcomb, the only major North American mountain resort with two glaciers, is able to offer skiing and snowboarding throughout the summer. As a result, Blackcomb is a leading training site for ski and snowboard competitors. All of the lifts and ski runs, and some of the buildings, are located on land leased to Blackcomb by the Province of British Columbia under a ski area agreement which expires in 2029. An annual lease payment currently equal to 2% of defined gross revenue is payable by Blackcomb under this agreement.

     Whistler has a 3,657-acre ski area facility which has elevations at its base of 2,140 feet and at its peak of 7,160 feet, resulting in a vertical drop of 5,020 feet, the second largest of any North American ski resort. Whistler has one glacier and seven high alpine bowls. Currently, less than two-thirds of the skiable terrain is serviced by lifts. All of Whistler's lifts and ski runs, and some of Whistler's buildings, are located on land leased to Whistler by the Province of British Columbia under a ski area agreement which expires in 2032. Pursuant to this agreement, Whistler pays an annual lease payment currently equal to 2% of defined gross revenue.

     The Company is the largest retailer in Whistler Resort with 20 retail shops and 16 equipment rental outlets. The Company also has food and beverage operations at 13 restaurants and bars, having a total seating capacity of approximately 6,500.

     Blackcomb's 400-person ski and snowboard school was honoured by the Canadian Ski Council for offering the most beginner ski and snowboard lessons in Canada during the 1995/96 ski season. The Blackcomb ski school was also rated as Canada's number one snowboard school for the 1995/96 ski season by Snowboard Canada magazine. Whistler's ski school offers classes for both adults and children and employs over 200 instructors. A new 8,000-square foot children's and youth's lodge was built in 1995 to accommodate the growing demand for this service. The combined Whistler/Blackcomb ski school offers more Level IV instructors than any other resort in North America.

     Whistler Resort has undergone considerable development over the past several years and now contains approximately 250 shops and restaurants, lodging units for approximately 40,000 people and numerous galleries, recreation and entertainment facilities. With three championship golf courses designed by Arnold Palmer, Jack Nicklaus and Robert Trent Jones, respectively (none of which is owned by the Company), lakes for swimming and boating, extensive mountain biking trails and numerous festival activities, Whistler Resort draws visitors from around the world and is a popular summer tourist attraction.

     Since 1986 the Company has developed the majority of its land holdings at the base of Blackcomb. The Company is developing, or has land available for the development of, approximately 670 residential units and 13,000 square feet of commercial space at the base of Blackcomb and approximately 915 residential units and 80,000 square feet of commercial space at the base of Whistler.

     COPPER. Copper is located approximately 75 miles west of Denver in Summit County, the heart of Colorado's ski country. Copper is easily accessible by car via Interstate 70 and by air through three airports at Denver, Colorado Springs and Eagle.

     Development of the village at Copper began in 1972. Since 1989 Copper has invested approximately US$21 million in capital improvements, including approximately US$6 million on its restaurant facilities and service buildings and approximately US$12 million on lifts, vehicles and other equipment. The Company completed its acquisition of Copper in March 1997 and intends to make approximately US$26 million of capital improvements at Copper over the next five years. These improvements are expected to include new lifts and trails and expanded restaurant facilities.

     Copper has a 2,433-acre ski area facility on three mountains, Copper, Union Peak and Tucker Mountain. Copper's ski operations were established in 1972. Copper has elevations at its base of 9,712 feet and at its peak of 12,411 feet. The skiable terrain is serviced by 21 lifts, including three high-speed quad chairlifts. Copper owns substantially all of the base area land and facilities. A significant portion of Copper's lifts, ski trails and related assets are located on land leased to Copper by the United States Forest Service under a special use permit which expires in 2037. Pursuant to this permit, Copper makes monthly payments of between 1.5% and 6.75% of the annual gross revenue generated from Copper's facilities physically located on the government land.

     Copper has 117 interconnected trails located on the front and back of its three mountains suited to a wide variety of skier ability levels. In addition to 1,366 acres of tree-lined ski trails, Copper offers four high alpine bowls which provide skiers with 1,067 acres of above-timberline skiing.

     Copper has 11 retail shops and three equipment rental shops, and food and beverage operations at eight restaurants and bars, having a total seating capacity of approximately 2,900.

     The Copper area has four-season appeal. Summer activities include golf on the highest altitude championship course in North America at the Pete Dye-designed Copper Creek Golf Course (owned by the Company), tennis, fishing and bike riding. Bike riders can access a paved bike path system which connects all resorts located in Summit County. In addition, mountain bikers can access a variety of trails, including the Colorado Trail which travels from Denver to the southwestern Colorado town of Durango. Numerous festivals and special events also support the Copper area as a major summer tourist attraction.

     The Company is developing, or has land available for the development of, approximately 1,100 residential units and 80,000 square feet of commercial space at Copper. The Company expects that the development of these lands will take place over a period of approximately 10 years.

     MAMMOTH. Intrawest acquired a 33% interest in Mammoth effective December 1995. Mammoth is located in central California in the eastern Sierra Nevada mountain range 325 miles north of Los Angeles. It is the closest major mountain resort to the heavily populated southern California market from which it draws most of its visitors. Mammoth is also located approximately four miles from the town of Mammoth Lakes which has a permanent population of approximately 6,000 people. Mammoth Lakes has over 50 restaurants and bars and 150 lodging facilities.

     Mammoth consists of two separate ski areas, Mammoth Mountain and June Mountain, which are approximately 20 miles apart. Mammoth has a 3,500-acre ski area facility which has elevations at its base of 7,953 feet and at its peak of 11,053 feet. Mammoth and June Mountain have 150 trails which are serviced by 38 lifts, including four high-speed quad chairlifts. All of Mammoth's lifts, ski trails and related assets are located on land leased to Mammoth by the United States Forest Service under various special use permits which expire at various times during the period from 2012 to 2024. Pursuant to these permits, Mammoth makes annual payments based on a percentage of sales.

     Mammoth owns and operates five sport shops, five hotel properties and food and beverage operations at nine restaurants and bars, having a total seating capacity of approximately 4,600.

     Summer activities at Mammoth include 60 miles of mountain biking trails, fishing, board-sailing and water skiing on nearby lakes, and hiking through the Sierra Nevadas. There is a golf course in Mammoth Lakes and Intrawest is a partner in a second golf course currently under construction at Mammoth. Yosemite National Park, a two hour drive from Mammoth, draws visitors to the region from around the world.

     The Company is developing, or has land available for the development of, approximately 2,400 residential units and 155,000 square feet of commercial space at Mammoth. The Company expects that the development of these lands will take place over a period of approximately 10 years, with the first project commencing in the spring of 1998.

     TREMBLANT. Tremblant is located in the Laurentians, 90 miles north of Montreal, Quebec. The resort is accessible by car via a major four-lane highway from Montreal and by air through major international airports located in Montreal and Ottawa. Tremblant draws most of its visitors from Montreal, Ottawa, Toronto and the northeastern United States.

     Opened in 1939, Tremblant is the oldest operating ski area in Canada and the second oldest in North America. Since acquiring Tremblant in 1991, Intrawest has carried out a $55 million expansion of the ski facilities, including the addition of high-speed detachable quad chairlifts, a six-passenger gondola, new trails, a 1,000-seat mountain top restaurant, a state-of-the-art snowmaking system and the Edge, Tremblant's first new peak since 1943.

     The Company operates a 502-acre ski area facility at Tremblant which has elevations at its base of 870 feet and at its peak of 3,001 feet, resulting in the largest vertical drop in eastern Canada. Tremblant has 77 trails which are serviced by 11 lifts, including six high-speed quad chairlifts. Tremblant has more high-speed lifts than any other resort in eastern North America. All of Tremblant's lifts and ski runs, and some of its buildings, are located on land leased to Tremblant by the Province of Quebec under a ski area agreement that expires in 2051. Pursuant to this agreement, Tremblant pays an annual lease payment equal to $5,000, adjusted for changes in the Consumer Price Index.

     Tremblant has 17 sports shops and food and beverage operations at ten restaurants, cafes and bars, having a total seating capacity of approximately 2,670.

     Tremblant has been designed as a four-season resort which emphasizes a unique French Canadian charm. Its summer attractions include swimming and boating on nine-mile long Lac Tremblant at the base of the mountain, golf at Le Geant, an 18-hole championship golf course owned by the Company, tennis, horseback riding and mountain biking. Le Geant, which was named one of Canada's best new golf courses in 1996 by Golf Digest, drew 28,000 golfers in its first full season. A second 18-hole championship golf course, Le Diable, is currently under construction and will be ready for play in the summer of 1998. The new 36,000 square foot convention centre at the Canadian Pacific Chateau Mont Tremblant, which can accommodate 1,800 delegates, is expected to increase traffic at the resort year round and particularly during the shoulder seasons. Tremblant demonstrated its shoulder season potential by selling more than 20,000 panoramic lift rides during the Festival of Colors weekend in October 1996.

     The Company is developing, or has land available for the development of, approximately 1,920 residential units and 61,000 square feet of commercial space at Tremblant. The Company expects that the development of these lands will take place over a period of 10 to 15 years.

     STRATTON. Stratton is located in southern Vermont and draws most of its visitors from the affluent markets of metropolitan New York, Connecticut, New Jersey and Massachusetts. The northeast corridor of the United States represents the largest concentration of skiers and skier visits in North America.

     Stratton, established in 1961, is generally regarded as the birthplace of snowboarding. Stratton formed the world's first snowboard school and has hosted snowboarding's U.S. Open, a major snowboard competition, every year since 1985.

     Since Intrawest acquired Stratton in 1994, the Company has invested approximately US$30 million in capital improvements primarily comprising upgrades to the snowmaking system, a six-passenger high-speed chairlift and improvements to the base area facilities.

     The Company operates a 563-acre ski area facility at Stratton which has elevations at its base of 1,933 feet and at its peak of 3,936 feet, the highest ski peak in southern Vermont. Stratton has 90 trails which are serviced by 12 lifts, including one high-speed chairlift and one high-speed gondola.

     Stratton also has 20 separate retail shops and food and beverage operations at 12 restaurants and bars, having a total seating capacity of approximately 2,330.

     Stratton's summer amenities include a 27-hole championship golf course, a 22-acre golf school and a sports and tennis complex, all of which are owned and operated by the Company. The town of Manchester, located approximately 22 miles from Stratton, is one of Vermont's busiest summer tourist attractions with over 70 designer discount outlets, antique stores and art galleries.

     The Company is developing, or has land available for the development of, approximately 1,350 residential units and 35,000 square feet of commercial space. The Company expects that the development of these lands will take place over a period of 10 to 15 years.

     SNOWSHOE. Snowshoe, located in West Virginia, is the largest ski resort in the mid-Atlantic region of the United States and has the greatest vertical drop, most uphill capacity, most extensive snowmaking coverage and the largest on-site bed base in the region. Approximately 95% of Snowshoe's annual visitors are destination skiers who drive from a market that includes North Carolina, South Carolina, Virginia and Georgia. Snowshoe, established in 1973, consists of two separate ski areas, Snowshoe Mountain and Silver Creek Mountain, which are one mile apart and connected by shuttle bus service.

     Intrawest acquired Snowshoe in October 1995 and is in the process of formulating its long-term capital plan for the resort. The Company operates a 200-acre ski area facility at Snowshoe which has elevations at its base of 3,250 feet and at its peak of 4,848 feet. Snowshoe has 53 trails which are serviced by 11 lifts. Snowshoe's elevation is one of the highest among all ski resorts east of the U.S. Rockies, which enables Snowshoe to have a longer season than its regional competitors. The Company owns all of the land on which the ski facilities are located.

     Snowshoe has 11 retail shops, seven of which are concessioned to third-party operators. The resort also owns and operates 13 restaurants and eight bars, having a total seating capacity of approximately 1,950. Snowshoe owns three lodges having a total of 300 rooms and manages approximately 900 rental condominiums.

     Snowshoe's summer amenities include an 18-hole championship golf course owned by the Company and designed by Gary Player (rated by Golf Digest as the second-best course in West Virginia in 1996), over 100 miles of marked mountain biking trails and various tennis and swimming facilities. The resort also owns a conference centre with over 10,000 square feet of meeting rooms and banquet facilities which draw business travellers throughout the year.

     The Company is developing, or has land available for the development of, approximately 850 residential units and 50,000 square feet of commercial space at Snowshoe. The Company expects that the development of these lands will take place over a period of approximately 10 years.

     PANORAMA. Panorama is located in the Purcell Range of the Canadian Rockies approximately 12 miles from Invermere, British Columbia. The resort is a three and a half hour drive from Calgary, Alberta from which Panorama draws many of its visitors. Skiing and village development began at Panorama in 1968. Since Intrawest acquired Panorama in 1993, the Company has added approximately 1,000 acres of skiable terrain designed to provide more variety for destination skiers and installed a summit T-bar lift to increase Panorama's skiable vertical drop to 4,047 feet, the third largest in Canada surpassed only by Blackcomb and Whistler.

     The Company operates a 2,000-acre ski area facility at Panorama which has elevations at its base of 3,736 feet and at its peak of 7,783 feet. Panorama has 80 trails which are serviced by eight lifts, including one high-speed quad chairlift. All of the lifts and ski runs, and some of the buildings, are located on land leased to Panorama by the Province of British Columbia under a ski area agreement that expires in 2033. Pursuant to this agreement, Panorama pays an annual lease payment currently equal to 2% of defined gross revenue.

     Panorama offers access to some of the best heli-skiing in the world. All of the facilities at the resort, except for the heli-skiing operation and 229 condominium units, are owned and operated by the Company. Panorama has four retail shops and food and beverage operations at eight restaurants and bars, having a total seating capacity of approximately 830. The Company is completing a championship golf course at Panorama that will be available for play in 1999. Other summer attractions in the area include whitewater rafting, boating and hot springs at Radium and Fairmont.

     The Company is developing, or has land available for the development of, approximately 1,100 residential units and 5,000 square feet of commercial space at Panorama. The Company expects that the development of these lands will take place over a period of approximately 10 years.

     MONT STE. MARIE. Mont Ste. Marie is located in the Outaouais 55 miles north of Ottawa. The resort has the highest elevation of any ski area in the Outaouais between Toronto and Mont Tremblant.

     Intrawest acquired Mont Ste. Marie in March 1997 and is in the process of formulating its plans for the resort. The Company operates a 100-acre ski area facility at Mont Ste. Marie which has a vertical drop of 1,250 feet. The Company owns all of the land on which the ski facilities are located. Mont Ste. Marie's summer amenities include an 18-hole championship golf course owned by the Company and four tennis courts. The resort also includes a conference centre built in 1974 which has been closed since November 1991. Mont Ste. Marie has food and beverage operations at two locations having a total seating capacity of 600.

  SOURCES OF RESORT OPERATIONS REVENUE

     Intrawest's resort operations revenue is derived from a wide variety of sources including lift ticket sales, retail shops, food and beverage, lodging and property management, ski schools and golf, tennis and other summer activities. Sales of lift tickets represent the single largest source of resort operations revenue (49% for fiscal 1997). While revenue from lift ticket sales has increased each year during the past five years, the proportion of resort operations revenue accounted for by sources other than lift ticket sales increased from 40% in fiscal 1991 to 51% in fiscal 1997. This increase is the result of a broadening of the sources of revenue at each resort as well as the improved mix of revenue at recently acquired resorts. Management expects this trend to continue in the future as a result of the ongoing expansion of the range of services offered by the Company.

     The following chart provides a breakdown of the sources of the Company's ski and resort operations revenue during fiscal 1997.

                                                                                REVENUE       PROPORTION
                                                                              -----------     ----------
                                                                               (MILLIONS
                                                                              OF DOLLARS)            (%)
Lift tickets..............................................................      $ 129.8           49.3
Retail shops..............................................................         39.5           15.0
Food and beverage.........................................................         38.5           14.6
Lodging and property management...........................................         22.5            8.6
Ski school................................................................         18.1            6.9
Golf, tennis and other....................................................         14.8            5.6
                                                                                -------          -----
                                                                                $ 263.2          100.0
                                                                                =======          =====

     LIFT TICKET SALES. The Company sells a wide variety of lift ticket products at its resorts targeted to particular customer segments at different times of the season. These products include season passes, frequent skier cards and single and multi-day tickets. Season pass purchasers are a very important customer group because generally they are the most frequent visitors, have a loyalty to the resort and are owners of real estate at the resort. The frequent skier card was introduced at Blackcomb in fiscal 1994 and was also introduced at Tremblant, Stratton, Mammoth, Whistler and Copper for the 1996/97 ski season. In addition to their other features, frequent skier cards at Blackcomb and Stratton offer direct lift access as the card is scanned at the lift line and a charge is made against the cardholder's credit card. The Company uses its frequent skier cards to increase skier visits at non-peak times by offering discounts against the regular day ticket price or by tying in promotions at its retail stores or food and beverage facilities. Single and multi-day tickets constitute the balance of the Company's line of lift ticket products. These lift tickets are often sold to customers in packages including accommodations in order to fill beds when occupancy is expected to be low. Revenue from lift ticket sales has increased every year since 1986 when the Company acquired its interest in Blackcomb. Since 1994 revenue from lift ticket sales has increased from $38.1 million to $129.8 million, primarily because of acquisitions and improvements in ticket yields. The Company's goal is to manage its ticket yields to obtain premium prices during peak periods and maximize aggregate lift ticket revenue during non-peak periods.

     RETAIL SHOPS. The retail and equipment rental operations contribute significantly to overall resort profitability. In fiscal 1997 the Company's retail division provided $39.5 million of revenue, 188% more than in fiscal 1994. The increase is attributable primarily to acquisitions and to increased retail sales and equipment rental revenue at

Blackcomb, Tremblant and Panorama. Retail revenue aids in stabilizing the Company's daily and weekly cash flows, as the Company's shops tend to have the strongest sales on poor weather days. Shopping is generally an important part of the guest vacation experience and interesting shops are a vital ingredient in the total resort framework. Across all of its resorts the Company owns 120 retail and ski rental shops containing approximately 164,000 square feet of sales/service area. The large number of retail locations operated by the Company allows it to improve margins through large quantity purchase agreements and sponsorship relationships. These shops are located on the mountains and in the base areas. On-mountain shops generally sell ski accessories such as goggles, sunglasses, hats and gloves while base area shops sell these items as well as hard goods such as skis, snowboards, boots and larger soft goods such as jackets and snowsuits. In addition, all locations offer the Company's own logo-wear which generally provides higher profit margins than other retail products. In the non-winter seasons, most of the on-mountain shops are closed and the base area shops sell mountain bikes, in-line skates, tennis equipment and warm weather apparel.

     FOOD AND BEVERAGE SERVICE. Food and beverage service has become an increasingly important component in providing a satisfying guest experience and has been a significant source of revenue growth for the Company. The introduction of high-speed lifts in the late 1980s has allowed skiers to ski more runs in a shorter period, thereby providing more time for other activities, such as dining in the restaurants.

     Each of Intrawest's resorts owns and operates all of its on-mountain food and beverage facilities. These facilities include restaurants, bars, cafes, warming huts, cafeterias and fine dining options such as Christine's at Blackcomb and La Legende at Tremblant. Destination resorts, such as Whistler/Blackcomb, which cater to visitors from all over the world, offer a wide variety of ethnic foods in their on-mountain restaurants as well as specialty menus for different family members. The resorts also own and operate many of the base area restaurants and bars as well as many of the food service outlets in their village centres. In total, the Company owns and operates 73 different food and beverage facilities with more than 22,000 seats. The Company's control of its on-mountain and base area food services allows it to capture a larger proportion of guest spending as well as to ensure product and service quality. Revenue from food and beverage services increased from $10.3 million in fiscal 1994 to $38.5 million in fiscal 1997, principally due to acquisitions and the expansion of facilities at Blackcomb and Tremblant.

     LODGING AND PROPERTY MANAGEMENT. The Company's lodging and property management division manages its own properties as well as properties owned by third parties. Currently the Company owns or manages approximately 4,000 lodging units. The lodging division performs a full complement of guest services including reservations, property management, housekeeping and brokerage operations. Each resort has a welcome centre to which newly arriving guests are directed. The centre allocates accommodations and provides guests with information on all of the resort's activities and services. The Company's property management operation seeks to maximize the synergies that exist between lodging and lift ticket promotions. Revenue from lodging and property management increased from $8.9 million in fiscal 1994 to $22.5 million in fiscal 1997, principally due to acquisitions and the development of new rental accommodations at Tremblant.

     The Company's real estate development program is designed to ensure the continued growth of its lodging operation. Typically, newly constructed condominiums and townhomes are sold to owners who put the units into a rental pool managed by the Company. The resulting growth in occupancy increases skier visits and provides an additional source of fee revenue for the Company.

     SKI SCHOOL. The Company operates the ski school at each of its resorts, except at Panorama where this service is concessioned to a third party. A variety of programs are offered to skiers, targeted to different ability levels and age groups. Future growth is expected to result from growth in the sport of snowboarding and technological advances currently taking place in alpine skiing equipment, for which the ski schools at the Company's resorts have qualified instructors. The Company's resorts offer packages designed to combine the new technologies with instructor-led learning sessions.

     The Company has approximately 1,700 instructors on its ski school staff across all of its resorts. Over the past several years, the Company has initiated programs to increase its ski school business. Revenue from ski schools increased from $3.9 million in fiscal 1994 to $18.1 million in fiscal 1997, principally due to acquisitions and the expansion of ski school programs at Whistler/Blackcomb and Tremblant.

     GOLF. Intrawest entered the golf business with its acquisition of Stratton in fiscal 1995 and, since that time, annual golf revenue has grown to approximately $5 million. All of Intrawest's resorts, except Snowshoe, Mammoth and Mont Ste. Marie, offer visitors four or five golf courses within a short driving distance and attract golf enthusiasts who are generally more affluent and provide higher revenue per visit. The Company owns and operates championship golf courses at Tremblant, Mont Ste. Marie, Copper, Stratton and Snowshoe. Stratton also offers a golf school which attracts students from throughout eastern North America. Golf courses are currently under construction at Panorama, Mammoth and Tremblant which are expected to be ready for play in 1998. Golf is a primary attraction in the summer and shoulder seasons, providing the Company with revenue from green-fees, cart rentals and pro-shop sales. In addition, golf also drives a significant portion of the food and beverage and lodging revenue during the summer. Golf courses are also a selling feature for real estate. The Company has significant developable land parcels adjacent to golf courses at its resorts, which generally command higher selling prices than other real estate. The Company believes that its golf and other summer revenue will become an increasingly significant component of resort operations revenue in the future.

  SPONSORSHIP AND SPECIAL EVENTS

     An important part of the Company's business strategy is to increase exposure of the Intrawest brand name and the brand names of the individual Intrawest resorts by entering into sponsorship relationships with leading companies and by hosting world-class events to gain international exposure. The Company's geographically diversified mountain resorts are particularly appealing to sponsors seeking North American exposure. In addition, the Company's leading industry position, coupled with the demographics of its customer base, makes it an attractive partner for prospective sponsors. One of the Company's business sponsors is General Motors of Canada Limited, which provides vehicles for use by resort personnel at Blackcomb and Tremblant.

     The Company's resorts host a number of world-class sporting events including annual freestyle World Cup competitions at Whistler/Blackcomb and Tremblant and snowboarding's U.S. Open championship at Stratton. In fiscal 1996 Whistler signed an agreement continuing its participation as a World Cup downhill site for the next ten years. Panorama and Mammoth have also been the sites of several World Cup downhill and slalom races. In addition to these events, the Company's resorts host numerous high profile music and arts events.

  INFORMATION TECHNOLOGY

     The Company's information technology systems improve communication with its guests and enhance guest service and convenience. These systems are intended to simplify a guest's purchase and use of the Company's services in order to build guest loyalty and encourage repeat buying. Current information technology initiatives which have been implemented at certain of the Company's resorts include (i) direct lift access systems by which skiers can avoid the ticket window by having their photo identification passes scanned at the lift line resulting in a charge to their credit cards, (ii) digital imaging systems for ski passes that prevent season passholders from having to be photographed annually, (iii) resort-wide guest charging systems whereby an identification card can be used to charge goods or services at any of the Company's facilities across the resort, (iv) central reservation systems for use in connection with the Company's property management business and (v) ski school reservation and instructor scheduling systems that simplify the booking process for guests and allow the Company to ensure better utilization of instructors.

  RESORT MARKETING AND SALES

     The primary objectives of the Company's marketing strategy include (i) increasing the Company's market share of North American, European and Asian visitors, (ii) building demand during both peak and non-peak periods, (iii) increasing existing customers' use of the Company's network of resorts, (iv) expanding the summer and shoulder season businesses of the Company's resorts and
(v) increasing the Company's total share of customer spending across each resort. Using market research information from the Company's database and employee feedback the Company builds marketing programs which are targeted at particular customer and season segments. The Company's resort marketing expenses for fiscal 1997 were approximately $18.7 million.

     While traditional marketing mediums such as print media in ski industry and lifestyle publications continue to play a role in the overall marketing mix, the Company is placing increased emphasis on database marketing, strategic partnering and sponsorship initiatives. The Company plans to exploit its database to develop programs that identify and target new customers and increase the visit frequency and spending of existing customers.

RESORT REAL ESTATE DEVELOPMENT

     Intrawest is North America's largest developer of mountain resort real estate. The Company has over 20 years of experience in the real estate industry, initially in the development of urban residential and commercial properties in the Pacific Northwest and, beginning in 1986 with its acquisition of Blackcomb, the development of mountain resort properties. In the past ten fiscal years, the Company has developed and sold over $800 million of real estate, including non-resort real estate. In 1994 the Company determined that it would no longer develop urban real estate and that it would sell its non-resort assets in order to concentrate on its resort operations and resort development activities. Intrawest's real estate expertise is a key operating strength which differentiates the Company from its mountain resort competitors. The Company has expertise in all aspects of real estate development, including master planning, project design, construction, sales and marketing and property management.

     The following table summarizes certain key statistics relating to each of the Company's resort real estate holdings.

                                                                          AS AT JUNE 30, 1997
                                            --------------------------------------------------------------------------------
                              CONSTRUCTION                              RESIDENTIAL                              COMMERCIAL
                              COMMENCED/                  RESIDENTIAL   UNITS HELD    COMMERCIAL   COMMERCIAL    SPACE HELD
                              IS EXPECTED   RESIDENTIAL   UNITS UNDER   FOR FUTURE      SPACE      SPACE UNDER   FOR FUTURE
           RESORT             TO COMMENCE   UNITS SOLD    DEVELOPMENT   DEVELOPMENT   COMPLETED    DEVLEOPMENT   DEVELOPMENT
----------------------------  -----------   -----------   -----------   -----------   ----------   -----------   -----------
                                                                                       (SQ. FT.)     (SQ. FT.)    (SQ. FT.)
Blackcomb(1)................      1987         2,320            341(6)        330        47,000       13,000             --
Tremblant...................      1992           927            229         1,694       109,000        9,000         52,000
Keystone(2).................      1995           141            430         2,529        34,000       59,000        207,000
Sun Peaks...................      1995            26            108           116            --        6,000             --
Panorama....................      1995             8            104           988            --        5,000             --
Stratton....................      1997            --            178         1,172            --           --         35,000
Snowshoe....................      1997            --             17           833            --           --         50,000
Mammoth(3)..................      1998            --            215         2,185            --           --        155,000
Copper......................      1998            --             --         1,100            --           --         80,000
Squaw Valley................      1998            --             --           700            --           --        110,000
Whistler(4).................      1998            --             --           915            --           --         80,000
                                               -----          -----        ------       -------       ------        -------
                                               3,422          1,622(5)     12,562(5)    190,000       92,000(5)     769,000(5)
                                               =====          =====        ======       =======       ======        =======

---------------

(1) The Company has a 74% interest in Blackcomb Skiing Enterprises Limited Partnership.
(2) The Company has a 50% interest in a joint venture that owns and is developing the land at Keystone. The information on Keystone in this table reflects 100% of the joint venture's land holdings.
(3) At Mammoth, the Company owns land for the development of approximately 400 residential units and participates in two joint ventures which each own land for the development of approximately 1,000 residential units and 77,000 square feet of commercial space. The Company's interest in these joint ventures is 89% and 75%, respectively.
(4) In connection with a covenant not to compete with the business activities of Blackcomb Skiing Enterprises Limited Partnership, the Company has agreed to grant to Nippon Cable Co., Ltd., one of its minority partners in the partnership, an option to acquire a 23% interest in Whistler at a price based on the terms of the Whistler acquisition. The option will be exercisable during the 30-day period ending November 30, 1997.
(5) The Company's pipeline of real estate projects comprises residential units and commercial space under development and held for future development which aggregate 15,045 units.
(6) Includes 60 units of employee housing.

  THE DEVELOPMENT PROCESS

     Intrawest's approach to real estate development encompasses (i) land acquisition, (ii) resort master planning, (iii) project development and construction, (iv) marketing and sales and (v) commercial development and leasing. The Company carefully manages the number and mix of new projects brought to the market each year to maximize its returns and support real estate values. In addition, control over all development activities allows the Company to more closely align its real estate strategies with resort operations.

     LAND ACQUISITION. The same factors which drive resort visits, such as accessibility, four-season attractions and amenities and proximity to major markets, also enhance real estate values. When Intrawest investigates potential resort acquisitions, the potential for real estate development is a primary consideration.

     Intrawest believes that it has a conservative approach to the acquisition of land. The Company typically acquires its land at low cost in conjunction with the purchase of the resorts or through joint ventures or other arrangements which typically provide that land payments are due only when units are sold. The extensive land holdings at Tremblant, Panorama, Stratton, Snowshoe and Copper were acquired at low cost in conjunction with the acquisition of these resorts. At Blackcomb, the Company has options which it may exercise for specific project sites when permits are in place and construction is set to commence. Intrawest secured its land holdings at Keystone by forming a joint venture with the landowner under which land is only paid for as completed units are sold. The majority of the Company's land at Mammoth has been purchased with long-term, zero interest financing which is repaid from sales proceeds. At Whistler, the price of the acquired land is deferred until certain real estate development rights are employed or disposed of, subject to minimum annual payments of $1.5 million. At Squaw Valley the land which Intrawest has the right to acquire is currently used by the resort owner for visitor parking and, as consideration for the land, the Company must provide replacement parking stalls for those displaced by the development.

     RESORT MASTER PLANNING. The starting point of the Company's development program at a resort is the "envisioning process", under which consultants and members of Intrawest's management plan future developments by envisioning how an entire resort will appeal to visitors. The envisioning process considers issues such as the historical significance and unique features of the site, the desired architectural character of the resort, the ambience of the resort and the amenities and features that will animate the resort. The end product of this process is a vision statement which, throughout the build-out of a resort, serves as a guide to the development of the resort. The highlights of the vision statement are incorporated into a short multi-media presentation which employs evocative photography, words and music to communicate the vision to large audiences, including various levels of government, partners and associates, the financial community, the media, environmental groups and the general public. The envisioning process was used to create the French Canadian village theme for Tremblant and the Colorado Rockies theme for Keystone.

     After the envisioning process is complete, the next stage is to achieve the necessary zoning to allow for the implementation of the master plan. Generally, this is a very time-consuming process involving close liaison with municipal approval agencies and multiple public hearings.

     PROJECT DEVELOPMENT AND CONSTRUCTION. After the overall master plan has been designed and the zoning has been approved, the next stage in the development program is to build the necessary infrastructure for the resort, such as roads, water, and sewer and utility services, and to create individual real estate projects. Each of the Company's real estate projects is assigned to a development manager who is responsible for all aspects of the development cycle from project conception to ultimate sell-out. The development managers are based at the resort and report to a local vice president who is responsible for all the real estate projects at the resort and who reports to a senior vice president at Intrawest's head office who oversees the development program at two or more resorts.

     The development managers are supported by a team of design, construction, finance and sales staff at the resort with the assistance of similar staff members at head office and local consultants. The Company exploits its successful track record through the transfer of "project templates" to new developments, subject to modified designs to reflect the resort master plan and any local market requirements. This practice helps to control costs and reduce construction risk. The Company also concentrates on woodframe developments which have a short construction timetable. In addition, the Company does not normally construct its own projects but rather engages general contractors under fixed-price contracts which transfer most of the risk of construction overruns to the contractor. The Company arranges construction financing for both infrastructure work and projects, generally to cover approximately 75% of total costs, through a variety of Canadian and U.S. lenders.

     MARKETING AND SALES. Market research is an important part of the Company's development process. Projects are tailored to the needs of prospective customers by price range, type (condominium-hotel, townhome and single-family residences) and location (with ski-in, ski-out access, on the golf course or in the woodlands). With a diversified product line, Intrawest is able to respond to changing market conditions within an individual resort and to maximize the value of each product type.

     Each of the Company's resorts has its own marketing and sales department under the supervision of a local marketing director. At some resorts the Company employs its own sales personnel while at others it engages third party agents to sell its projects on a commission basis. The resorts are supported by marketing and sales personnel at Intrawest's head office and by external consultants.

     The resort real estate development group spent approximately $9.0 million in fiscal 1997 for real estate marketing and sales (including commissions). The Company expects these costs to increase in the future as it initiates projects at Mammoth, Copper, Squaw Valley and Whistler. Marketing and sales costs for an individual project are generally in the range of 4% to 7% of total project costs. Real estate marketing also benefits resort operations since it exposes the resort to potential visitors and skiers. This is particularly the case for the Company's timeshare vacation business, which distributes thousands of mailouts every year.

     Intrawest generally follows a policy of pre-selling a significant portion of its real estate projects prior to and during construction in order to mitigate its risk of unsold completed inventory. Since fiscal 1993 the Company has pre-sold approximately 83% of its units prior to the completion of construction. This practice led to the introduction of a new marketing approach during 1996, whereby properties are marketed to the resort's most loyal customers through a sophisticated database marketing strategy and the use of a "national launch team" working across the Company's major markets. This approach has been applied to large condominium-hotel projects such as One Whistler Village at Blackcomb, Silver Mill at Keystone and Le Kandahar at Tremblant. Between March 1996 and May 1997 the Company launched eight projects at four different resorts in this fashion and sold approximately 85% of the aggregate sales value of approximately $230 million.

     COMMERCIAL DEVELOPMENT AND LEASING. Many of Intrawest's real estate projects, particularly in its resort villages, comprise residential units constructed on top of ground floor retail space. The Company occupies some of the retail space for its own stores, restaurants and bars and it also leases space to third party operators. The mix of tenants and the quality of their finished stores are closely managed by the Company so as to maintain the ambience of the resort. In order to attract top quality retail operators the Company seeks to ensure that their stores and restaurants have access to visitors throughout the year. By providing summer and shoulder season activities and amenities such as summer outdoor recreational activities and cultural programs, the Company is able to improve year-round utilization of facilities.

     As at June 30, 1997, Intrawest had developed approximately 190,000 square feet of commercial space at Blackcomb, Tremblant and Keystone. At Blackcomb and Tremblant the Company manages all commercial space that is occupied by third party operators and receives rental revenue, which in fiscal 1997 amounted to approximately $3.1 million.

     The Company is a partner in Chateau Mont Tremblant, a world-class hotel and conference centre. The facility was completed in November 1996 and is managed by Canadian Pacific.

  REAL ESTATE PROPERTIES

     Set out below is a brief overview of the Company's land holdings followed by a listing of projects recently completed or under active development. The Company plans to commence development of its first projects at Mammoth, Copper, Squaw Valley and Whistler in 1998.

     BLACKCOMB. Since acquiring its interest in Blackcomb, Intrawest has exercised options to acquire 109 developable acres of land adjacent to the base of Blackcomb Mountain for residential, commercial and resort development. The Company holds an option to acquire an additional 9 developable acres which it expects to exercise over the next two years.

     TREMBLANT. Intrawest's construction of a French Canadian resort village at Tremblant is substantially complete and Chateau Mont Tremblant is in operation. The village core, Chateau Mont Tremblant, Le Geant and Le Diable golf courses and on-mountain improvements are substantially constructed and the bulk of the infrastructure is in place to support the development of the remaining real estate at the resort. The Company has approximately 1,500 acres of land available for future development at Tremblant.

     KEYSTONE. In 1993 Intrawest entered into a joint venture to develop the real estate at Keystone. The joint venture is developing River Run, a pedestrian village at the base of the mountain and five additional residential neighbourhoods. The Company plans to develop approximately 1,100 residential units and 190,000 square feet of commercial space in the new River Run Village, 150 residential units around a planned golf course and 2,000 residential units and 110,000 square feet of commercial space in areas adjacent to the existing real estate and new mountain village.

     SUN PEAKS. The Company has an exclusive right to purchase sites for multi-family developments from the owner of Sun Peaks near Kamloops, British Columbia. This right expires on the earlier of June 21, 2002 and the date when Intrawest has purchased eight sites and all buildings on the sites have been substantially completed. To date the Company has purchased, developed and fully sold one site, consisting of 26 residential units and is currently developing two additional sites.

     PANORAMA. Intrawest owns approximately 420 acres of developable land at Panorama in the resort village and adjacent to the golf course which is currently under construction. The Greywolf neighborhood surrounding the golf course is planned to include approximately 400 townhomes and single-family homes. The Company expects to build approximately 400 residential units and 5,000 square feet of commercial space in the Ski Tip village neighbourhood.

     STRATTON. The process has begun for the approval of approximately 1,350 residential units at the resort. The bulk of the development comprising 570 units and 35,000 square feet of commercial space will expand the existing village at the base of Stratton Mountain. Construction of the first project, containing 36 luxury townhomes, commenced in May 1997.

     SNOWSHOE. With its acquisition of Snowshoe, the Company acquired approximately 8,600 acres of land which may be developed to support the existing village. The planning and envisioning process has begun and construction of the first project commenced in May 1997.

     MAMMOTH. The planning and approval process is in progress and construction is expected to commence on the first project in the spring of 1998. The new North Village at the base of Mammoth Mountain is planned to consist of approximately 1,000 units and 75,000 square feet of commercial space. Plans for the other lands in the area include over 400 ski-in, ski-out units, an 18-hole golf course and over 1,000 single-family, multi-family and hotel units fronting onto the golf course. The Lodestar golf course, in which the Company has a 35% interest, is under construction with scheduled completion in spring 1998.

     COPPER. The Company owns three major parcels of land at Copper. The Village Center parcel is located at the main access point to Copper and is expected to contain approximately 900 residential units and 80,000 square feet of commercial space when developed. The remaining parcels are zoned for a total of 219 single and multi-family units and either have ski-in, ski-out access or are adjacent to the Copper Creek Golf Course.

     SQUAW VALLEY. In November 1996 the Company entered into an option agreement with the owner of the Squaw Valley Ski Area to acquire approximately 13 acres of land at the base of the Squaw Peak ski facilities on which the Company plans to develop a four-season resort. The land is divided into four development parcels on which the Company expects to develop approximately 700 residential units and 110,000 square feet of commercial space over the next eight years.

     WHISTLER. The Company owns a 34-acre site at the Creekside base of Whistler Mountain, zoned for a mixture of commercial and tourist accommodation. The first two buildings, containing approximately 105 condominium-hotel units and approximately 60,000 square feet of commercial space, have been submitted for development approval. The Company owns an additional 70-acre site above the Creekside base for the development of single and multi-family housing. The Company also has an option to acquire a 40-acre site, approximately 6 miles south of Whistler Village.

            PROJECTS RECENTLY COMPLETED OR UNDER ACTIVE DEVELOPMENT

                              OWNERSHIP     TOTAL      PROJECT DESCRIPTION AND STATUS AT
       PROJECT NAME           INTEREST      UNITS               AUGUST 31, 1997
---------------------------   ---------    -------   --------------------------------------
BLACKCOMB
One Whistler Village --          100%        121     Condominium-hotel units for sale with
Pan Pacific Lodge                                    retail and restaurant space;
                                                     construction started June 1996 with
                                                     scheduled completion December 1997;
                                                     fully pre-sold.
Mountain Star                     74%        28      Detached townhomes for sale;
                                                     construction started April 1997 with
                                                     scheduled completion December 1997;
                                                     fully pre-sold.
The Cedars                        74%         7      Townhomes for sale; construction to
                                                     begin fall 1997 with scheduled
                                                     completion summer 1998.
Pinnacle Heights                  74%        10      Exclusive townhomes for sale;
                                                     construction to begin fall 1997 with
                                                     scheduled completion fall 1998.
The Ridge at Taluswood            87%        15      Townhomes for sale; construction
                                                     started May 1997 with scheduled
                                                     completion February 1998; 11 units
                                                     pre-sold.
TREMBLANT
Le Saint Andrew's                100%        14      Single-family lots for sale;
                                                     construction of infrastructure
                                                     completed August 1994;
                                                     9 lots sold.
Les Pignons                      100%        15      Detached townhomes for sale;
                                                     construction of Phase I (5 units)
                                                     completed May 1996; 4 units sold.
                                                     Construction of Phase II (10 units)
                                                     started June 1997 with scheduled
                                                     completion January 1998; 3 units sold.
L'Heritage                       100%        18      Townhomes for sale; construction of
                                                     Phase I (8 units) completed May 1996;
                                                     fully sold. Construction of Phase II
                                                     (10 units) completed June 1997; 8
                                                     units sold.
Le Kandahar                      100%        104     Condominium-hotel units for sale with
                                                     retail space; construction completed
                                                     May 1997; 99 units sold.
L'Algonquin                      100%        36      Townhomes for sale; construction
                                                     started May 1997 with scheduled
                                                     completion February 1998; 29 units
                                                     pre-sold.
Le Lodge de la Montagne          100%        139     Condominium-hotel units for sale;
                                                     construction to begin fall 1997 with
                                                     scheduled completion fall 1998.
Shops, Restaurants, Retail        50%      approx.   Construction to begin spring 1998 with
                                            9,000    scheduled completion fall 1998.
KEYSTONE
Arapahoe Lodge                    50%        40      Condominium-hotel units for sale with
                                                     retail and restaurant space;
                                                     construction completed November 1996;
                                                     39 units sold.
Trappers Crossing                 50%        36      Townhomes for sale; construction of
                                                     Phase I (18 units) completed May 1997;
                                                     17 units sold. Construction of Phase
                                                     II (18 units) started April 1997 with
                                                     scheduled completion March 1998; 12
                                                     units pre-sold.
Ski Tip Ranch                     50%        46      Townhomes for sale; Phase I (28 units)
                                                     sold out in 1997. Construction of
                                                     Phase II (18 units) started May 1997
                                                     with scheduled completion March 1998;
                                                     5 units pre-sold.
Silver Mill                       50%        130     Condominium-hotel units for sale with
                                                     retail and restaurant space;
                                                     construction started June 1996 with
                                                     scheduled completion December 1997;
                                                     112 units pre-sold.
Buffalo Lodge & The Dakota        50%        157     Condominium-hotel units for sale;
                                                     construction started May 1997 with
                                                     scheduled completion September 1998;
                                                     111 units pre-sold.
Expedition Station                50%        92      Condominium-hotel units for sale;
                                                     construction to begin spring 1998 with
                                                     scheduled completion spring 1999.
Shops, Restaurants, Retail        50%      approx.   Construction of Phase I (23,000 sq.
                                           66,000    ft.) completed December 1995.
                                           sq. ft.   Construction of Phase II (11,000 sq.
                                                     ft.) completed January 1997.
                                                     Construction of Phase III (32,000 sq.
                                                     ft.) started June 1996 with scheduled
                                                     completion January 1998.

                              OWNERSHIP        TOTAL        PROJECT DESCRIPTION AND STATUS
       PROJECT NAME           INTEREST         UNITS              AT AUGUST 31, 1997
---------------------------   ---------    --------------   -------------------------------
PANORAMA
Toby Creek and Horsethief        100%            47         Renovation and sale of existing
Condominiums                                                condominiums; 40 units sold.
Ski Tip Lodge                    100%            33         Condominium-hotel units and
                                                            Daylodge with retail and
                                                            restaurant space; construction
                                                            started April 1997 with
                                                            scheduled completion February
                                                            1998; 24 units pre-sold.
Tamarack Lodge                   100%            46         Condominium-hotel units for
                                                            sale; construction started May
                                                            1997 with scheduled completion
                                                            July 1998; 17 units pre-sold.
Greywolf Lots                    100%            25         Single-family lots for sale;
                                                            construction of infrastructure
                                                            to begin September 1997 with
                                                            scheduled completion October
                                                            1997.
STRATTON
SnowBridge                       100%            36         Duplex townhomes for sale;
                                                            construction started May 1997
                                                            with scheduled completion
                                                            December 1997; 32 units
                                                            pre-sold.
Long Trail House                 100%           142         Condominium-hotel units for
                                                            sale; construction to begin
                                                            spring 1998 with scheduled
                                                            completion summer 1999.
SNOWSHOE
Camp 4                           100%            89         Townhomes for sale;
                                                            construction of Phase I (17
                                                            units) started May 1997 with
                                                            scheduled completion December
                                                            1997; 5 units pre-sold. Future
                                                            units to be developed over two
                                                            to three year period.
MAMMOTH
Eagle Springs                    100%           175         Condominium-hotel units for
                                                            sale; construction to begin
                                                            spring 1998 with scheduled
                                                            completion fall 1999.
Sierra Star                      100%            40         Townhomes for sale;
                                                            construction to begin spring
                                                            1998 with scheduled completion
                                                            winter 1998.
SUN PEAKS
Fireside Lodge                   100%            72         Condominium-hotel units for
                                                            sale; construction started May
                                                            1997 with scheduled completion
                                                            April 1998; 29 units pre-sold.
Forest Trails                    100%            36         Townhomes for sale;
                                                            construction to begin spring
                                                            1998 with scheduled completion
                                                            winter 1998.

  RESORT CLUB

     In 1993 Intrawest entered the vacation ownership business through its wholly owned subsidiary, Intrawest Resort Ownership Corporation ("IROC"). Vacation ownership is a segment of timeshare, a fast-growing sector of the leisure industry. IROC differs from traditional timeshare companies in that it offers equity ownership in a club through an innovative point-based membership system. This system provides members of the club with the flexibility to vacation in various club locations or at more than 1,100 international resorts which are part of an exchange program with Interval International, Inc. ("Interval International"). The flexibility of the point-based system, combined with a focus on a quality resort experience, was designed to meet the changing vacation needs of the rapidly growing baby boomer and mature markets. According to information compiled by the American Resort Development Association, the prime market for timeshare is customers in the 40 to 55 year age range who are reaching the peak of their earning power and are rapidly gaining more leisure time and the median age of a timeshare buyer at the time of purchase is 46. The Company believes it is well positioned to take advantage of these demographic trends because of the quality of its resorts and locations, the flexibility of its point-based system, and its program to allow buyers through the Company's exchange agreements to exchange intervals with Interval International and Disney Vacation Club as well as at its own locations.

     The number of timeshare resorts throughout the world increased from 631 in 1981 to 4,350 at the end of 1995. Over the past eight years, timeshare sales have grown by approximately 15% per year, reaching approximately US$5 billion in total worldwide sales in 1995. A significant part of this success is attributable to the growth of timeshare exchanges which have increased owner flexibility. Exchange companies, such as Interval International, allow timeshare owners to turn the fixed asset of a particular week in a particular location into a tradable commodity. Of the 4,350 worldwide timeshare resorts, approximately 95% are affiliated with an exchange company, with such companies arranging approximately 80% of the timeshare vacations taken worldwide each year. The Company believes that one of the most significant factors contributing to the current success of the timeshare industry is the entry into the market of some of the world's major lodging, hospitality and entertainment companies, such as Marriott Ownership Resorts, The Walt Disney Company, Hyatt Corporation, Four Seasons Hotels & Resorts and Inter-Continental Hotels and Resorts.

     After constructing a club location, IROC transfers ownership of the vacation units, free and clear of all encumbrances, to a trustee for the Intrawest Resort Club ("Resort Club"), a non-profit, non-stock corporation. In return, IROC receives the right to sell points (vacation time) to the general public in the Resort Club accommodation. Each individual purchasing points becomes a member in the Resort Club with the entitlement to stay at any Resort Club location or at international resorts through an affiliation with one of the major exchange agencies. In addition, during fiscal 1996, the Company signed a direct exchange agreement with Disney Vacation Club which allows members of that club and the Resort Club to enjoy exchange privileges. Each accommodation type at each Resort Club location is assigned a point value for each day of the year. The point value assigned to each day depends on the day of the week and season, with higher demand times carrying a higher point value. The selling price per point is exclusively controlled by IROC depending upon market conditions.

     A member of the Resort Club receives an annual allotment of points in perpetuity. The points can be utilized in different denominations to vary the time of year, length of stay, location of vacation and the type of accommodation used, all subject to availability. Except in the first year of ownership, unused points may be carried forward (banked) for one year or points may be borrowed from the next year to complete a vacation reservation. Points may be sold, transferred or bequeathed, subject to IROC's right of first refusal to purchase such points.

     Phase I (45 units) of the 122-unit Resort Club location at Blackcomb was completed and sales of points commenced in April 1994. Phase I (24 units) of the 144-unit Resort Club location at Tremblant was completed and sales commenced in May 1995. Construction of Phase II (40 units) of the Blackcomb location and Phase II (10 units) of the Tremblant location commenced in the spring of 1997. The quality of the resort club locations at Blackcomb and Tremblant has placed both locations in Interval International's highest-rated group of worldwide destination resorts. These two locations will entitle IROC to sell approximately 583,000 points in Phase I and 2,200,000 points in all phases when they are fully built. Further resort club locations are currently in the pre-development stage at Mammoth, Keystone and warm weather locations. Through June 30, 1997, approximately 450,000 points have been sold to over 3,000 members for approximately $51 million.

     Valuable synergies exist between the Resort Club and other Intrawest operations. Vacation ownership facilities typically have the highest occupancy rates of any type of resort accommodation which translates into increases in other revenue sources for Intrawest resorts including lift tickets, food and beverage, retail and golf. Significant cross-marketing opportunities also exist, primarily through the sharing of database marketing systems.

COMPETITION

     The industry in which the Company operates is highly competitive. The Company competes with mountain resort areas in the United States, Canada and Europe for destination visitors and with numerous mountain resorts in each of the areas in which it operates for day skiers. The Company also competes with other worldwide recreation resorts, including warm weather resorts, for vacation guests. The Company's major North American competitors include the major Colorado and Utah ski areas, the Lake Tahoe mountain resorts in California and Nevada, the Quebec and New England mountain resorts and the major ski areas in the Canadian Rockies. In addition, while the Company's skier visits have increased over the past several years, the numbers of active skiers and annual skier visits in North America have not changed significantly since 1985. The competitive position of the Company's resorts is dependent upon many diverse factors such as proximity to population centres, availability and cost of transportation to the resorts, including direct flight availability by major airlines, pricing, snowmaking capabilities, type and quality of skiing offered, duration of the ski season, prevailing weather conditions, the number, quality and price of related services and lodging facilities, and the reputation of the resorts.

LEGAL AND REGULATORY MATTERS

     The Company currently and from time to time is involved in litigation in the ordinary course of its business. The Company does not believe that it is involved in any litigation that will, individually or in the aggregate, have a material adverse effect on its financial condition or results of operations or cash flows.

     Many of the Company's resorts are subject to suits with respect to personal injury claims related principally to skiing activities at each resort. The Company maintains liability insurance that it considers adequate to insure claims related to usual and customary risks associated with the operation of a ski resort.

     While there are no financially material environmental protection requirements in connection with Intrawest's resort operations, Intrawest emphasizes the protection and enhancement of the natural resources present at its mountain resorts.

                               NON-RESORT ASSETS

OVERVIEW

     In 1994 the Company determined that it would concentrate its business on its resort ownership and resort real estate development activities and would dispose of the Non-Resort Assets. Since that time, the Company has disposed of the majority of its Non-Resort Assets. At a meeting of shareholders of the Company held on March 3, 1997, the shareholders approved a reorganization of the Company's share capital, effective March 14, 1997, designed to separate the Non-Resort Assets from the rest of the Company's business. Under the Share Capital Reorganization, each existing Common Share was exchanged, on March 14, 1997, for one new Common Share and one NRP Share. The new Common Shares have the same attributes as the existing Common Shares and the NRP Shares represent the net equity of the Non-Resort Assets (that is, the value of these assets less the liabilities of the non-resort related business operations of the Company). The book value of the net equity of the Non-Resort Assets as at December 31, 1996 was $88.5 million or $3.82 per NRP Share.

     Since December 31, 1996, the Company has sold approximately $17.4 million of Non-Resort Assets, including its 6th Avenue site in Calgary and the majority of its residential units in Belltown Court in Seattle and Signal Hill in Calgary. The Company expects that the remaining Non-Resort Assets will be disposed of in an orderly manner, and the net cash flow from the Non-Resort Assets will be distributed to the holders of the NRP Shares, primarily by way of redemption, within approximately four years. Any gains or losses generated by the disposition of the Non-Resort Assets will be for the account of the NRP Shares only and will not affect the computation of earnings per Common Share.

     On September 30, 1997, the Company will redeem, pursuant to the provisions attaching to the NRP Shares, 2,360,000 of the NRP Shares at a redemption amount of $3.82 per NRP Share for each NRP Share to be redeemed. The number of NRP Shares to be redeemed represents approximately 10% of the outstanding NRP Shares.

NON-RESORT PROPERTIES

     Set out below is a brief description of each of the Company's remaining non-resort properties and, where applicable, any specific plans the Company has for their disposition.

     COMMERCIAL AND MIXED-USE PROPERTIES

     AIRCARE, GREATER VANCOUVER, BRITISH COLUMBIA. In 1991 the Company entered into a partnership in connection with the construction of the British Columbia Government AirCare centres. A total of 12 vehicle emission testing stations were constructed throughout 10 Vancouver Lower Mainland municipalities in 1992 and 1993. The Company holds a 50% interest in the partnership which owns the testing stations and leases them to the operator for an initial term which expires in 1999.

     WHITEMUD CROSSING, EDMONTON, ALBERTA. This non-enclosed 95,000-square foot shopping centre, located at a major intersection in south Edmonton, was constructed by the Company in 1987. Approximately 86% of the centre is leased with approximately one-third occupied by Cineplex Odeon.

     GATEWAY, SURREY, BRITISH COLUMBIA. This property comprises 4.5 acres of vacant land adjacent to the SkyTrain rapid transit line. A SkyTrain station is located on the site. The land, which is zoned for commercial purposes, can accommodate approximately 975,000 square feet of office development. A building permit for Riverpark Place, a planned 88,000-square foot office building, has been approved and pre-leasing is underway. The Company has a 50% interest in the property.

     ARBOR PLACE, SEATTLE, WASHINGTON. This property, located in downtown Seattle, consists of a seven-storey building comprising 61,000 square feet of office space and 7,000 square feet of ground level retail space. The property is 97% leased.

     BELLTOWN COURT, SEATTLE, WASHINGTON. This mixed-use property comprises 245 residential apartments configured in two six-storey woodframe buildings and 13,000 square feet of ground level retail space. The apartments were converted into condominiums in 1996 and are being offered for sale. To June 30, 1997, 225 apartments have been sold. The retail component is fully leased. The Company has a 50% interest in the property.

     THE NEWMARK, SEATTLE, WASHINGTON. This property, located adjacent to Pike Place Market, one of Seattle's principal tourist attractions, comprises 78,000 square feet of retail space. The property is currently 36% leased. Cineplex Odeon, the anchor tenant of the property, has recently vacated the premises.

     RESIDENTIAL PROPERTIES

     SIGNAL HILL, CALGARY, ALBERTA. Construction of these 24 duplex units in southwest Calgary was completed in June 1997. To June 30, 1997, seven units have been sold.

     COACH HILL, CALGARY, ALBERTA. This 7.5-acre site is located in the Coach Hill area of southwest Calgary. Construction of the first phase of townhomes commenced in May 1997. At full build-out, the site is expected to contain 137 townhomes and an amenity building.

     PARK HIGHLAND, BELLEVUE, WASHINGTON. This property consists of 250 garden apartments constructed in 16 buildings configured as a village community with a plaza, community facilities, day care centre and senior citizen building. The units are 98% leased. The Company has a 50% interest in the property.

NON-RESORT RECEIVABLES

     Effective April 1, 1994, Intrawest sold to two partnerships (the "Partnerships") substantially all of the direct and indirect interests of the Company in its non-resort residential development properties in British Columbia and

Washington State. Part of the consideration received by the Company for the bulk sale of non-resort properties to the Partnerships was a note receivable for $31.7 million. The Company has also provided the Partnerships with various credit facilities, including a $7.0 million revolving line of credit and a non-revolving loan for $1.8 million to fund costs in connection with a specific property. These loans earn interest at prime plus 2% per annum. Principal payments on the note receivable were originally scheduled to be fully repaid with interest at 10.75% per annum, in semi-annual instalments by September 30, 1997. To June 30, 1997, the partnerships had repaid $12,160,000 and the repayment of the balance, with interest at 10% per annum after September 30, 1997, has been renegotiated as follows:

            September 30, 1997............................................    $ 3,500
            March 31, 1998................................................      3,500
            September 30, 1998............................................      3,500
            March 31, 1999................................................      3,500
            September 30, 1999............................................      5,540
                                                                              -------
                                                                              $19,540
                                                                              =======

     In addition to the amounts receivable described above, there were $4.9 million of other non-resort receivables as at June 30, 1997, comprising vendor take-backs on the sale of properties and miscellaneous mortgages, loans and notes. The Company expects to collect the majority of these receivables by 1999. For the year ended June 30, 1997, interest income from non-resort receivables totalled $2.6 million.

OTHER NON-RESORT ASSETS

     The $8.8 million of other Non-Resort Assets as at June 30, 1997 includes a $7.5 million limited partnership interest acquired by the Company as partial consideration in connection with the sale in 1996 of Station Tower, a Class A office building in Surrey, British Columbia. The partnership interest is expected to be fully recoverable out of the available annual cash flow and/or proceeds from any future sale of Station Tower by the partnership.

                                   EMPLOYEES

     The Company has approximately 2,000 year-round employees and 6,300 additional peak-season employees. Approximately 100 of Tremblant's year-round employees and all of its additional peak-season employees are members of Le Syndicat Des Travailleurs(euses) de La Station du Mont Tremblant. The current contract with the union expires on November 1, 1997. All of Mont Ste. Marie's additional peak-season employees are members of Federation des Travailleurs du Quebec. The current contract with the union expires on December 6, 1997. None of the employees in Intrawest's other resorts are members of a union. The Company believes that its employee relations are good.

                  SELECTED CONSOLIDATED FINANCIAL INFORMATION

     The selected consolidated financial information presented below should be read in conjunction with "Management's Discussion and Analysis" and the consolidated financial statements and notes thereto included elsewhere in this Annual Information Form.

FIVE YEAR SUMMARY
(in millions of dollars except per share amounts)

                                                           AS AT FISCAL PERIOD END(1)
                                           -----------------------------------------------------------
                                            1997          1996         1995         1994         1993
                                           -------       ------       ------       ------       ------
BALANCE SHEET
  Total assets...........................  $1,098.0      $753.7       $658.6       $629.0       $614.7
  Bank and other indebtedness............     489.8       379.8        315.6        300.6        346.3
  Shareholders' equity...................     498.1       290.3        276.4        265.5        216.5

                                                              FISCAL YEAR ENDED(1)
                                           -----------------------------------------------------------
                                            1997          1996         1995         1994         1993
                                           -------       ------       ------       ------       ------
REVENUE AND EARNINGS
  Total revenue..........................  $ 389.0       $283.3       $152.9       $110.6       $ 84.8
  Cash flow..............................     57.5         35.8         22.9         15.7         11.2
  Income from continuing operations......     28.3         19.7          9.8          4.6          3.8
  Results of discontinued operations.....     (1.2)        (2.1)         1.9         10.5         11.4
  Net income.............................     27.1         17.6         11.7         15.1         15.2
PER COMMON SHARE
  Cash flow..............................  $  1.87       $ 1.34       $ 0.80       $ 0.62       $ 0.45
  Income from continuing operations......     1.02         0.85         0.43         0.21         0.19
  Net income.............................     1.05         0.76         0.51         0.70         0.75
  Dividends..............................     0.16         0.16         0.16         0.16         0.16

------------

(1) June 30 for 1997, 1996 and 1995 and September 30 for 1994 and 1993. The Company changed its year end from September 30 to June 30, effective in 1995.

QUARTERLY SUMMARY
(in millions of dollars except per share amounts)

                                                 1997                                   1996
                                               -------                                -------
                                               QUARTERS                               QUARTERS
                                  ----------------------------------     ----------------------------------
                                   1ST      2ND       3RD      4TH        1ST      2ND       3RD      4TH
                                  ------   ------   -------   ------     ------   ------   -------   ------
Total revenue...................  $39.4    $72.7    $209.2    $67.7      $32.3    $59.3    $118.1    $73.6
Cash flow.......................    0.3      3.1      51.2      2.9       (2.3)     4.5      29.2      4.4
Income from continuing
  operations....................   (1.9)    (1.2)     30.7      0.8       (3.1)     2.3      17.3      3.1
Results of discontinued
  operations....................    0.7      0.1      (1.5)    (0.5)       0.8      0.5      (0.7)    (2.7)
Net income......................   (1.2)    (1.1)     29.2      0.2       (2.3)     2.8      16.7      0.4
Per common share
  Cash flow.....................    0.01     0.12      1.54     0.08      (0.09)    0.19      1.11     0.13
  Income from continuing
     operations.................   (0.08)   (0.05)     1.19     0.03      (0.13)    0.10      0.75     0.13
  Net income....................   (0.05)   (0.05)     1.14     0.01      (0.10)    0.12      0.73     0.02

SEGMENTED INFORMATION
(in thousands of dollars)

YEARS ENDED JUNE 30

                                                                          1997            1996
                                                                        ---------       ---------
INDUSTRY SEGMENTS
Revenue
  Ski and resort operations.........................................    $ 265,492       $ 170,986
  Real estate operations............................................      123,483         112,351
                                                                        ---------       ---------
  Consolidated......................................................    $ 388,975       $ 283,337
                                                                        =========       =========
Operating profit
  Ski and resort operations.........................................    $  46,437       $  31,030
  Real estate operations............................................       22,682          14,973
                                                                        ---------       ---------
                                                                           69,119          46,003
  Less: unallocated corporate expenses
          Interest..................................................      (20,914)        (14,017)
          General and administrative................................       (8,916)         (7,567)
                                                                        ---------       ---------
  Consolidated......................................................    $  39,289       $  24,419
                                                                        =========       =========

YEARS ENDED JUNE 30

                                                                          1997            1996
                                                                        ---------       ---------
Identifiable assets
  Ski and resort operations.........................................    $ 576,991       $ 324,714
  Real estate operations............................................      400,449         263,475
  Discontinued operations...........................................      120,511         165,526
                                                                        ---------       ---------
  Consolidated......................................................    $1,097,951      $ 753,715
                                                                        =========       =========
Capital acquisitions
  Ski and resort operations.........................................    $  51,693       $  28,098
                                                                        =========       =========
Depreciation and amortization
  Ski and resort operations.........................................    $  23,204       $  16,045
  Real estate operations............................................        1,740             668
  Unallocated corporate.............................................        1,022             453
                                                                        ---------       ---------
  Consolidated......................................................    $  25,966       $  17,166
                                                                        =========       =========
GEOGRAPHIC SEGMENTS
Revenue
  Canada............................................................    $ 255,016       $ 193,579
  United States.....................................................      133,959          89,758
                                                                        ---------       ---------
  Consolidated......................................................    $ 388,975       $ 283,337
                                                                        =========       =========
Operating profit
  Canada............................................................    $  33,143       $   7,738
  United States.....................................................        6,146          16,681
                                                                        ---------       ---------
  Consolidated......................................................    $  39,289       $  24,419
                                                                        =========       =========
Identifiable assets
  Canada............................................................    $ 593,134       $ 395,580
  United States.....................................................      384,306         192,609
  Discontinued operations...........................................      120,511         165,526
                                                                        ---------       ---------
  Consolidated......................................................    $1,097,951      $ 753,715
                                                                        =========       =========

DIVIDEND POLICY

     Since 1991 the Company has paid regular, semi-annual dividends of $0.08 per common share to its shareholders. Future dividends will be paid at the discretion of the Company's board of directors and will be subject to the Company's earnings, financial condition, capital requirements and such other factors as are deemed relevant by the Company's board of directors.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

     The following discussion of the operating results and financial position of Intrawest should be read in conjunction with the consolidated financial statements and related notes included in this Annual Information Form commencing on page F-1.

FINANCIAL HIGHLIGHTS

     1997 was a landmark year in the history of Intrawest. The Company acquired Whistler Mountain and Copper Mountain, two of the largest destination mountain resorts in North America, and Mont Ste. Marie, a small regional resort near Tremblant. The Company also listed its common shares on the New York Stock Exchange, raised $86.1 million net in a public share offering in Canada and the U.S., and completed a share capital reorganization resulting in the creation of separate classes of shares for the resort and the non-resort businesses.

     These events, combined with the ongoing management of existing resorts and real estate properties, produced record financial results during 1997 and strengthened the Company's balance sheet. The financial highlights compared with 1996 include:

     - a 37% increase in total revenue from $283.3 million to $389.0 million, with ski and resort revenue increasing 59% and real estate sales revenue increasing 6%.

     - a 44% increase in income from continuing operations to $28.3 million and a 20% increase in income per share from continuing operations to $1.02. The public offering and shares issued in partial consideration for the acquisitions of Whistler and Copper increased the weighted average number of shares outstanding during 1997 by 21%.

     - a 63% increase in operating profit from ski and resort operations and a 42% increase in operating profit from real estate sales.

     - an increase in cash flow from operations of 61% to $57.5 million and cash flow per share of 40% to $1.87.

     - a 72% increase in shareholders' equity reducing the debt to equity ratio from 1.31 : 1 to 0.98 : 1 at fiscal year end. This conservative leverage will facilitate access to new capital in the future.

     - an increase in total assets of 46% to $1,098 million, with resort assets increasing 67% and non-resort assets decreasing 27%.

REVIEW OF SKI AND RESORT OPERATIONS

     The acquisitions of Whistler Mountain, Copper Mountain and Mont Ste. Marie produced significant growth in the Company's ski and resort operations revenue and operating profits during 1997. With these acquisitions the Company now has a network of eight resorts, geographically diversified across North America's major ski regions. All resorts are owned 100%, except for Blackcomb, Panorama and Mammoth, which are owned 74%, 98% and 33% respectively. Mammoth has been accounted for as an equity investment and Intrawest's share of Mammoth's net income has been disclosed as income from equity accounted investment in the consolidated statement of operations. The discussion in this section of the Management's Discussion and Analysis therefore excludes the impact of Mammoth.

     Revenue from ski and resort operations was $263.2 million in 1997, an increase of 59% from 1996. The three acquisitions added $86.7 million to revenue. On a same-resorts basis (excluding the acquisitions), ski and resort operations revenue increased 7% from $165.3 million to $176.5 million. This revenue was derived from a marginal increase in same-resorts skier visits from 2,484,000 to 2,509,000 and from 1,764,000 additional skier visits at the acquired resorts.

     Blackcomb, Whistler and Tremblant all experienced record winter skier visits in 1997. At Tremblant skier visits increased 15% principally due to growth of the bed base at the resort (the available bed base doubled during the 1996/97 ski season as a result of the opening of Chateau Tremblant and the Marriott Residence Inn) and to the continued establishment of the resort. Skier visits declined at Stratton and Snowshoe compared with 1996 mainly due to inconsistent weather conditions throughout the season.

     Maximizing resort operations revenue requires the simultaneous management of both skier visits and revenue per visit. Historically, ski resort companies, including Intrawest, have calculated revenue per skier visit as total annual ski and resort revenue divided by winter skier visits. As the volume of summer and shoulder season business has expanded, this methodology is no longer appropriate. Accordingly, the analysis in this section will examine revenue per skier visit for the winter ski season only and then address non-winter ski and resort operations revenue as a whole. Intrawest's resorts currently derive between 70% and 90% of their ski and resort operation revenue during the winter season.

     While skier visits increased by 1% on a same-resorts basis in 1997, winter revenue per skier visit increased by 5% from $56.83 to $59.76. Revenue per skier visit is a function of ticket prices and ticket yields, and revenue from non-ticket sources such as ski school, food services and retail and rental shops. Ticket yields reflect the mix of ticket types (e.g. adult, child, season pass, group) and the amount of discounting of full price tickets. The Company actively manages its ticket yields in order to drive the volume, timing and mix of visits and thereby maximize its ticket revenues. The Company also seeks to capture a high proportion of visitor spending by expanding and enhancing its range of non-ticket services and activities.

     The improvement in same-resorts winter revenue per visit was mainly due to an increase in non-ticket revenue per visit. While ticket revenue per visit increased 2%, non-ticket winter revenue per visit increased 9%, with ski school and retail showing the largest increases. Each resort showed an increase in both ticket and non-ticket winter revenue per visit. The inclusion of the three acquisitions reduced the Company's overall winter revenue per visit in 1997 from $59.76 to $57.50. This was partly due to the timing of the acquisitions after the start of the winter season and partly to Copper's lower ticket yield and Whistler's lower non-ticket revenue per visit compared with the Company's other resorts. The opportunity to increase revenue per visit at the acquired resorts is significant.

     Same-resorts non-winter ski and resort operations revenue was $27.1 million in 1997 compared with $24.5 million in 1996. The increase was partly due to the timing of the acquisition of Snowshoe midway through 1996 and partly to higher summer and shoulder season revenue at the other resorts. The acquisitions added a further $1.8 million to non-winter ski and resort operations revenue in 1997.

     The following table shows the composition of ski and resort operations revenue for 1997 and 1996.

                                                                 1997                          1996
                                                       -------------------------     -------------------------
                                                        REVENUE       PROPORTION      REVENUE       PROPORTION
                                                       ----------     ----------     ----------     ----------
                                                       (MILLIONS)        (%)         (MILLIONS)        (%)
Lifts..............................................      $129.8           49.3         $ 76.6           46.3
Retail shops.......................................        39.5           15.0           27.8           16.8
Food and beverage..................................        38.5           14.6           22.2           13.4
Lodging and property management....................        22.5            8.4           21.4           13.0
Ski school.........................................        18.1            6.9            9.1            5.5
Golf, tennis and other.............................        14.8            5.8            8.2            5.0
                                                         ------          -----         ------          -----
                                                         $263.2          100.0         $165.3          100.0
                                                         ======          =====         ======          =====

     The changes in the proportion of revenues accounted for by the various operating departments reflect the impact of the acquisitions. Both Whistler and Copper derived more than half of their revenue from lift ticket sales during 1997 and they had proportionately more food and beverage revenue and less retail and rental revenue compared with the Company's other resorts. In addition, Whistler does not have any lodging and property management operations.

     One of Intrawest's key operating objectives over the past few years has been to increase the utilization of its ski and resort operations assets. One measure of the utilization of assets is the ratio of ski and resort operations revenue to fixed assets. An improvement in the revenue to assets ratio can be achieved by lengthening the operating season, increasing visits at non-peak times when there is excess capacity and increasing revenue per visit. On a same-resorts basis, the ratio of revenue to assets improved from 67% in 1996 to 69% in 1997. This increase was due mainly to the 5% rise in same-resorts winter revenue per skier visit.

     Operating profit from ski and resort operations increased 63% to $67.4 million in 1997 from $41.4 million in 1996. Operating profit was higher at Blackcomb, Tremblant and Panorama than in 1996 and lower at Stratton and Snowshoe. Snowshoe's operating profit was higher in 1996 partly because normal seasonal losses during the July to November period occurred prior to the acquisition date. Similarly, operating profit generated by Whistler, Copper and Mont Ste. Marie was higher in 1997 than it would be in a normal year due to the mid-year timing of their acquisitions. The Company's operating margin improved from 25.0% in 1996 to 25.6% in 1997 and is expected to improve further in the future as Intrawest realizes economies of scale at the combined Whistler and Blackcomb operation and capitalizes on the bulk purchasing power of its network of resorts. The operating margin will also improve as the Company increases the utilization of its ski and resort operations assets across the winter season and throughout the year, and thereby achieves a more efficient cost structure.

REVIEW OF RESORT REAL ESTATE OPERATIONS

     Revenue from the sale of resort real estate increased 6% to $118.2 million from $111.4 million in 1996. The breakdown by resort was as follows:

                                                                                 1997        1996
                                                                                ------      ------
                                                                                   (MILLIONS OF
                                                                                     DOLLARS)
Blackcomb/Whistler..........................................................    $ 38.0      $ 51.8
Tremblant...................................................................      39.1        26.3
Keystone....................................................................      12.0        15.8
Copper......................................................................       3.5        --
Panorama....................................................................       3.0         0.7
Sun Peaks...................................................................       1.1         2.6
Resort Club.................................................................      21.5        14.2
                                                                                ------      ------
                                                                                $118.2      $111.4
                                                                                ======      ======

     In total, excluding the resort club, Intrawest closed 465 sales transactions in 1997 in 20 different projects compared with 474 transactions in 15 different projects in 1996. The majority of the sales at Blackcomb/Whistler were generated by Blackcomb Springs and Treeline. In addition, Intrawest sold its first units at Taluswood on the Creekside base of Whistler Mountain. At Tremblant the Company sold out the Chateau Tremblant condominiums as well as its remaining inventory of Marriott and Johannsen/Deslauriers units and closed approximately 70% of the units in Le Kandahar on construction completion. Approximately 50% of the sales closings at Keystone were provided by Arapahoe Lodge, the third building in River Run Village, and the Company also sold out the first phase of the Ski Tip and Jackpine/Black Bear projects.

     Since Intrawest's policy is to recognize real estate sales at the time title is conveyed to the purchaser and the purchaser becomes entitled to occupancy, and because the Company heavily pre-sells its projects prior to and during construction, the timing of construction completion is the largest determinant of recorded sales. At June 30, 1997, the Company had pre-sold 574 units for approximately $148 million which it expects to close in fiscal 1998 and a further $22 million of pre-sales due to close in fiscal 1999. The majority of these pre-sales were attained through the project sales launch strategy the Company first introduced in 1996. Under this approach properties are heavily marketed to a resort's database of most loyal customers and then qualified potential customers are invited to major sales launches where orders are taken. Use of this approach has generally resulted in pre-sales of 75% to 100% of the available units at the time of the sales launch.

     In November 1996 Intrawest entered into an option agreement with the owner of Squaw Valley Ski Area at Lake Tahoe in California to acquire approximately
13.4 acres of land at the base of the ski facilities on which it plans to develop a four-season resort village. This is the Company's second real estate venture at a major U.S. resort that the Company does not own and Intrawest's selection by the resort owner points to the Company's stature as the leading developer of mountain resort real estate in North America. Including Squaw Valley, the Company has land available to develop and sell approximately 15,000 units, a land position that is significantly larger than that controlled by any other North American mountain resort developer. Construction is underway on the Company's first projects at Stratton and Snowshoe and predevelopment work is proceeding at Mammoth, Whistler, Copper and Squaw Valley. As these new locations come on stream, the Company expects to deliver significantly more units per year than the 465 units sold in fiscal 1997. The Company's current supply of land can support this increased level of activity for the next 15 to 20 years and the Company's objective is to add to its supply of land at a faster rate than production but to do so on a risk mitigated basis.

     The resort club contributed $21.5 million in sales revenue in 1997 compared with $14.2 million in 1996. This increase was due to significant improvements in the sales efficiency ratio (sales revenue per tour) and closing rates (the proportion of sales contracts written per tour) -- key measures in the marketing oriented resort club business. Both of these measures improved 30% during 1997 compared with 1996, that is each tour resulted in 30% more revenue and 30% more sales transactions in 1997 than in the previous year. The Company's approach is to use direct mail and telemarketing as well as on-site marketing to generate tours of the resort club facilities which leads to sales. The improvements were due to increased acceptance of the resort club product, more focused marketing programs, and changes in sales management personnel.

     Operating profit on resort real estate sales increased 42% from $15.7 million in 1996 to $22.3 million in 1997. The resort club generated operating profit of $1.2 million in 1997 compared with a loss of $2.8 million in 1996. This turnaround was due to the sales improvements discussed above combined with reduced general and administrative costs resulting from the Company's decision to expand the business less rapidly than originally planned. Excluding the resort club, operating profit on resort real estate increased 14% from $18.5 million in 1996 to $21.1 million in 1997. The operating margin on these sales improved from 18.9% in 1996 to 21.8% in 1997 due to higher sales prices and effective cost control. Increasingly the Company has transferred successful "project templates" to new developments and this practice has helped to control costs by reducing design and engineering fees and eliminating construction uncertainties. The Company has also continued to enhance its project reporting systems so that potential cost overruns are detected at an early stage and remedial action taken.

REVIEW OF CORPORATE OPERATIONS

     INCOME FROM EQUITY ACCOUNTED INVESTMENT

     The Company's 33% share of Mammoth's net income was $1.2 million compared with $4.6 million in 1996. Mammoth was acquired in mid-December 1995, after the start of the ski season and therefore provided a disproportionately high contribution in fiscal 1996. The contribution this year includes normal losses prior to the start of the ski season as well as a full year's depreciation and interest charges. In addition Mammoth's effective income tax rate was 27% in 1996 compared with 40% in 1997 because of the application of tax loss carry forwards.

     INTEREST AND OTHER INCOME

     Interest and other income increased by $2.0 million in 1997 to $3.2 million. Interest income on cash balances and receivables was $2.1 million in 1997, including $0.5 million from Whistler and Copper, compared with $1.3 million in 1996. Other income, which mainly comprises fee income and miscellaneous gains and losses, was $1.1 million in 1997 compared with a net loss of $0.1 million in 1996.

     INTEREST COSTS

     The Company incurred total interest costs of $35.5 million in 1997 compared with $32.4 million in 1996. The acquisitions of Whistler, Copper and Mont Ste. Marie increased interest by $3.0 million and a full year's interest at Snowshoe compared with seven months in 1996 added a further $1.5 million. Interest on new debt to fund capital improvements and real estate development activity at the resorts was offset by reduced interest on non-resort debt and generally lower interest rates in 1997.

     Incurred interest is either capitalized to properties and resort assets under development or charged to income. During 1997 $26.4 million of interest was charged to income - $20.9 million as interest expense, $1.3 million as a component of real estate costs, $0.9 million within ski and resort operation expenses and $3.3 million in discontinued operations. By comparison, in 1996 $24.3 million of interest was charged to income. As Intrawest has expanded its ski and resort operations and started to generate real estate sales at more resorts, the proportion of interest incurred charged to income has increased - from 60% in 1995 to 74% in 1997.

     Interest coverage measures a company's ability to fund interest costs from operations. Intrawest targets to cover its expensed interest by at least 2.0 times and its incurred interest by more than 1.2 times. Expensed interest coverage was 2.4 times (based on total interest charged to income) in 1997 compared with 1.9 times in 1996 and incurred interest coverage increased from
1.4 times in 1996 to 1.8 times in 1997.

     DEPRECIATION AND AMORTIZATION

     Depreciation and amortization expense increased from $17.2 million in 1996 to $26.0 million in 1997. The acquisitions of Whistler, Copper and Mont Ste. Marie increased depreciation and amortization by $5.1 million and 12 months of depreciation at Snowshoe versus seven months in 1996 added a further $1.0 million. The balance of the increase was attributable primarily to depreciation on new capital expenditures at the resorts and amortization of deferred charges.

     GENERAL AND ADMINISTRATIVE COSTS

     All general and administrative costs incurred by the resorts are included in ski and resort operation expenses. Similarly, general and administrative costs related to the development of real estate are initially capitalized to properties, and then expensed to real estate costs when the properties are sold. Corporate general and administrative costs increased from $7.6 million in 1996 to $8.9 million in 1997. The increase was due mainly to incentive-based compensation. As a percentage of revenues, corporate general and administrative costs declined from 2.7% in 1996 to 2.3% in 1997. The Company continually reviews its overhead costs and has instituted procedures to reduce or eliminate costs where appropriate.

     INCOME TAXES

     The Company provided for income taxes of $7.1 million in 1997 compared with $1.2 million in 1996. The tax provision was higher in 1997 because of income taxes on increased taxable income earned in the United States due mainly to Copper. Additional information is provided in Note 12 of the consolidated financial statements.

DISCONTINUED OPERATIONS

     The consolidated financial statements disclose the Company's non-resort business as discontinued operations. Effective March 14, 1997, Intrawest completed a reorganization of its share capital designed to separate the Company's remaining non-resort assets from the rest of its business. Under the share capital reorganization each existing common share was exchanged for one new common share and one non-resort preferred (NRP) share. The NRP shares were capitalized at a value of $88.5 million, equal to the net equity of the non-resort assets at December 31, 1996, and the book value of the common shares was reduced by the same amount. From January 1, 1997, the net income or loss and the net cash flow generated by these assets has accrued to the NRP shareholders.

     The discontinued operations incurred a loss of $1.2 million in 1997 compared with a loss of $2.1 million in 1996. During 1997 the Company sold $40.8 million of non-resort properties including the majority of the residential units at Belltown Court in Seattle, the Shaughnessy Station shopping centre in metropolitan Vancouver and the 6th Avenue site in Calgary. Given current market conditions, Intrawest expects that its remaining non-resort properties will, in aggregate, be sold at approximately book value.

REVIEW OF ASSETS

     Total assets grew by 46% to $1,098 million during 1997 with an increase in resort assets of $391.2 million being partially offset by a decline in discontinued non-resort assets of $45.0 million. The discontinued non-resort assets now constitute 11% of the Company's total assets compared with 22% at the end of fiscal 1996.

     The increase in resort assets during 1997 was substantially due to the acquisitions of Whistler and Copper which respectively added $137.3 million and $118.3 million to assets at fiscal year end. Both of these resorts are among the largest in North America, and with the acquisition of the resort operations, the Company also acquired approximately 2,000 units of developable real estate. These land holdings will be developed over the next 10 to 15 years.

     The $45.0 million decrease in non-resort assets comprises $26.2 million of net property disposals (principally Belltown Court and Shaughnessy Station) and $18.8 million of net reductions to receivables and other assets.

CAPITAL STRUCTURE AND LIQUIDITY

     Intrawest's debt to equity ratio was 0.98: 1 at June 30, 1997 compared with 1.31: 1 at June 30, 1996. The reduction resulted from a 72% increase in shareholders' equity partially offset by a 29% increase in debt. These changes have combined to strengthen the Company's balance sheet thereby improving its access to new capital to aid future growth.

     On March 24, 1997, the Company listed its common shares on the New York Stock Exchange and on April 1, 1997 raised $86.1 million net in a public offering of 4 million common shares in Canada and the United States. The Company also issued 6.87 million common shares for $94.5 million in partial consideration for the Whistler and Copper acquisitions. These events, combined with proceeds from the exercise of stock options in the normal course, increased capital stock by 93% from $198.2 million at the end of fiscal 1996 to $382.3 million at June 30, 1997.

     At June 30, 1997, total debt amounted to $489.8 million, an increase of $110.0 million from June 30, 1996. The increase was primarily attributable to the acquisitions of Whistler and Copper which together added $89.1 million of new resort and real estate debt at year end. Approximately $50.0 million of the share offering proceeds were used to repay acquisition financing and now both Whistler and Copper have capacity to take on increased debt for capital improvements. The balance of the increase in debt was mainly due to the refinancing of Stratton's and Snowshoe's ski and resort operations debt and increased construction financing at Keystone and Whistler/Blackcomb.

     At June 30, 1997, 57% of total debt bore interest at floating rates, down slightly from 59% at June 30, 1996. Interim financing for real estate construction is normally arranged on a floating rate basis. Since the Company is engaged primarily in the development of projects with a short construction and sell-out timetable, exposure to higher interest rates on construction financing is not significant. Debt on defined-income stream properties (for example, commercial rental properties) is normally arranged on a longer-term, fixed -- rate basis with the objective of matching the financing with the duration characteristics of the property. It is also the Company's policy to fix the interest on approximately 50% of its ski and resort operation debt, although a lower proportion may be hedged temporarily in anticipation of a refinancing. At year end, approximately 48% of ski and resort operation debt bore interest at floating rates. A 1% change in the rate of interest on this debt would impact annual earnings by about $1.5 million before income taxes.

     The Company requires liquidity for debt service, capital expenditures and acquisitions. Funds for these purposes are provided by a combination of cash flow from operations and short and long-term borrowings (and, depending on the size of the acquisition, by equity capital). In addition, the Company's resorts generally have negative cash flows from May to October and revolving lines of credit are needed to finance working capital requirements during this period. Cash flow from operations was $57.5 million in 1997, 61% higher than in 1996. The reasons for this increase are described in the review of operations above.

     During fiscal 1997 resort capital expenditures were $51.7 million, mainly comprising upgrades and expansion of Stratton's snowmaking system, the buyout of the ski operation land lease at Stratton, a second golf course at Tremblant, new trails at Blackcomb and information systems and grooming equipment at all resorts. The Company estimates that it will make capital expenditures totalling approximately $55 million in fiscal 1998. The major projects include two highspeed quad chairlifts at Whistler and one at Snowshoe, new trails and additional terrain park acreage at Blackcomb, employee housing at Whistler/Blackcomb and Snowshoe, completion of the golf courses at Tremblant and Panorama, and expansion of Snowshoe's snowmaking system. The majority of these expenditures will be financed by cash on hand.

     The Company successfully retired or refinanced $121.3 million of debt which matured in 1997. During 1998, $90.7 million of debt is scheduled to be repaid, $46.0 million of ski and resort operations debt and $44.7 million of debt on properties. A portion of the ski and resort operations debt is expected to be refinanced and the balance of the debt repayments will be funded from cash flow from operations. Subsequent to year end, approximately $65 million of debt at Tremblant was refinanced for a term of five years and the majority of this debt has been classified as long-term. The Company expects to fund most of the debt on properties repayments from property sales after completion of construction.

     Intrawest plans to sell its remaining non-resort properties and to collect its non-resort receivables and other assets in an orderly manner over the next three to four years. The net cash flow generated by these assets, which is expected to be approximately $88 million, must be distributed to the NRP shareholders to redeem their shares. The first redemption, amounting to $9.0 million, and representing 10% of the number of NRP shares outstanding, will be made on September 30, 1997.

     Intrawest's target is to retain approximately $40 million of cash balances and unused lines of credit at all times. At June 30, 1997, the Company held cash and unused lines of $77.9 million compared with $35.7 million at June 30, 1996. Subsequent to year end the Company obtained a $30.0 million increase in its corporate operating line of credit.

RISK AND RISK MANAGEMENT

     Intrawest's resort operations and resort real estate businesses are managed to deal with risks that are common to most companies, i.e. the risks of severe economic downturn, competition and currency fluctuations, and the more industry-specific risks of unfavourable weather patterns and construction overruns.

     ECONOMIC DOWNTURN

     A severe economic downturn could reduce spending on resort vacations and weaken sales of recreational real estate. Although skiing is a discretionary recreational activity that one might expect to be impacted by a significant economic slowdown, Intrawest's operating results have historically not shown this to be the case. During 10 years of ownership of Blackcomb, cash flow increased every year despite widely varying economic conditions. Blackcomb, as well as Intrawest's other resorts, attract customers who have incomes well above the national average and are therefore less likely to have their vacation plans impacted by an economic recession. In addition, Intrawest's resorts draw their visitors from a wide variety of locations and this diversity shelters these resorts somewhat from regional economic conditions.

     Real estate developers face two major risks from an economic downturn: land risk and completed inventory risk. Land risk arises when land is purchased with debt and economic conditions deteriorate resulting in higher holding costs and reduced profitability, or worse, loan defaults and foreclosure. Intrawest has reduced its land risk at certain of its resorts by acquiring land at low cost with the purchase of a resort or by securing land through options and joint ventures. The extensive land holdings at Tremblant, Stratton, Snowshoe and Panorama were all low cost acquisitions with the resort. At Blackcomb and Squaw Valley, the Company secured its land holdings through options rather than outright purchases. Options are exercised for specific project sites only when permits are in place and construction is set to start. Similarly at Whistler the land acquisition financing is repaid when building permits are issued, subject to minimum annual repayments. Intrawest secured its land holdings at Keystone by forming a joint venture with the land owner under which land is only paid for as completed units are sold and construction financing is repaid.

     Completed inventory risk arises when completed units cannot be sold and construction financing cannot be repaid. Intrawest has mitigated this risk by pre-selling a significant portion of its units prior to commencement of, and during, construction. At June 30, 1997 the Company had only 51 unsold units in its resort real estate inventory and 80% of the approximately 795 resort units under construction were pre-sold. The Company also reduces the risk of carrying surplus inventory by primarily constructing woodframe buildings. This type of product has a short construction timetable which means that it is less vulnerable to market shifts prior to completion. It also allows units to be delivered to market on a phased basis as demand dictates.

     COMPETITION

     Intrawest's resorts compete for destination visitors with other mountain resorts in Canada, the United States, Europe and Japan. They also compete for day skiers with other ski areas within each resort's local market area. Skier visits in North America have been relatively flat over the past 10 years which has increased competition between resort owners. The Company's strategy is to acquire resorts that have natural competitive advantages, for example in terms of location, vertical drop and quality of terrain. The Company also enhances its competitive position by investing in capital improvements, such as snowmaking, high-speed lifts and on-mountain restaurants, and by ensuring high quality of service.

     Intrawest also faces competition from other leisure industry companies, for example cruise ship lines and amusement parks. The Company's strategy is to build and establish a network of resorts and promote brand recognition to strengthen its competitive position vis-a-vis such competitors. The diversity of Intrawest's resorts in terms of vacation experience which provides guests with a variety of vacation choices within the Intrawest network also enhances the Company's competitive position.

     The Company owns substantially all of the supply of developable land at the base of its resorts and hence competition in real estate is somewhat restricted. Expertise in all aspects of the development process, including resort masterplanning, project design, construction, sales and marketing and property management also gives the Company a distinct competitive advantage. In the resort club business, Intrawest faces competition at Whistler from other timeshare operators. The Company has established a competitive position by offering a flexible point-based system and a high standard of accommodation. At Tremblant, the Company is the only provider of vacation ownership product. The Company is exposed to competition from vacation ownership offerings at other resorts but is able to distinguish itself by its resorts' amenities, the quality of its real estate, and its unique relationships, for example its direct exchange program with Disney Vacation Club.

     CURRENCY FLUCTUATIONS

     Over the past several years the Company's Canadian resort operations have benefited from the lower Canadian dollar relative to the U.S. dollar, the Japanese yen and European currencies. The price of a lift ticket at Intrawest's Canadian resorts has been 75% or less of the price at comparable U.S. resorts. Along with accommodation and food and beverage costs, this has made vacationing in Canada more affordable for destination visitors. A significant shift in the value of the Canadian dollar, particularly against its U.S. counterpart, could impact the Company's earnings from its Canadian assets.

     Intrawest finances its U.S. dollar assets with U.S. dollar debt and hence is not exposed to foreign exchange risk with respect to its debt servicing. In addition, cash flow generated by U.S. operations is generally retained in the United States and invested in expansion of U.S. assets. Similarly cash flow generated at the Canadian resorts is generally reinvested in Canada. Cross border cash transactions and currency exchanges are kept to a minimum.

     UNFAVOURABLE WEATHER CONDITIONS

     The Company's ability to attract visitors to its resorts is influenced by weather conditions and the amount of snowfall during the ski season. Intrawest manages its exposure to unfavourable weather in three ways: by being geographically diversified, by seeking to build its visits as evenly as possible through the seasons, and by investing in snowmaking.

     Geographically diversified companies like Intrawest can reduce the risk associated with a particular region's economic and weather patterns. During the past three ski seasons, favourable and unfavourable weather conditions at different times at the eastern and western resorts offset one another, allowing the Company to meet its overall budgets for the resort operations group. The more a resort can attract its visits evenly through the season the less vulnerable it is to unfavourable weather at a particular time. Intrawest seeks to spread its visits by marketing to destination visitors who book in advance, stay several days and are less likely than day visitors to change their vacation plans, and by attempting to increase traffic mid-week and at non-peak times. The impact of poor natural snow conditions can also be mitigated by investing in snowmaking. Snowmaking is particularly important in eastern North America due to the number of competing resorts and less reliable snowfall. Intrawest has invested heavily in snowmaking over the past few years and currently has 99% snowmaking coverage at Snowshoe and 75% at each of Tremblant and Stratton.

     CONSTRUCTION OVERRUNS

     Intrawest is not in the construction business but rather engages general contractors to construct its real estate projects. The Company's practice is to structure its construction contracts on a fixed-price basis so that cost overruns are at the contractor's risk. The Company does employ construction experts who oversee the general contractors and ensure that problems are properly and quickly resolved. The Company has also developed a comprehensive and sophisticated project reporting system which helps to prevent potential cost overruns from going undetected.

OUTLOOK

     SKI AND RESORT OPERATIONS

     Intrawest now has a network of resorts that provides a solid foundation for future growth in earnings and cash flow. The merger of Whistler and Blackcomb into a single operating unit represents a significant opportunity to enhance revenues and realize cost efficiencies at the combined resort. At Copper, the Company's immediate-term focus is to increase its revenue and profit per visit to a level closer to its other resorts. The continued growth of the bed base at Tremblant, primarily due to the completion of the Kandahar just before year end, and the momentum of the resort, is expected to increase skier visits and revenue per visit in 1998. The capital improvements currently underway at both Snowshoe and Panorama are expected to increase revenues and operating profits through all four seasons. The emphasis at Stratton is on improving margins by achieving a more balanced utilization of the resorts' assets through the season.

     These individual resort initiatives will be augmented by a number of company-wide initiatives. The addition of Whistler and Copper significantly increases the purchasing power of the Company's network of resorts and strengthens its marketing opportunities. With eight resorts strategically located across North America's major ski areas, Intrawest is an attractive partner for corporate sponsors and for tour operators. The Company expects to reduce its costs and increase its visits and revenues by capitalizing on such relationships. Furthermore by banding its resorts together under the Intrawest brand name, the Company believes it can enhance customer loyalty and more effectively exploit cross-marketing opportunities.

     The Company's resorts should also benefit from certain demographic and societal trends including the entry of the "echo boom" generation into their teenage years -- the prime age for skiing and snowboarding -- and the increasing popularity of mountain resort leisure activities.

     REAL ESTATE

     The Company expects real estate revenues and operating profits to increase significantly in 1998 due to higher production levels at Whistler/Blackcomb, Panorama and Keystone, and sales of the first projects at Stratton and Snowshoe. At year end the Company already had pre-sales of approximately $148 million that it expects to close by June 30, 1998. Demographic trends are impacting mountain resort real estate in a similar fashion to resort operations. In particular, the "baby boom" generation is entering the 45 year and over age category, which is the age group with the largest number of buyers of recreation property. The resort club returned to profitability in 1997 and the Company expects this progress to continue during 1998. The second phases of the Blackcomb and Tremblant club locations are under construction and several other potential club locations are under review.

                             MARKET FOR SECURITIES

     The Common Shares of the Company are listed and traded on the New York Stock Exchange, The Toronto Stock Exchange (the "TSE"), The Montreal Exchange (the "ME") and the Vancouver Stock Exchange. The NRP Shares are listed and traded on the TSE and ME. The TSE is the principal market for the Common Shares and the NRP Shares.

                             DIRECTORS AND OFFICERS

     The names and municipalities of residence of the directors and officers of the Company and their principal occupations are set forth below.

DIRECTORS

NAME AND MUNICIPALITY OF RESIDENCE          PRINCIPAL OCCUPATION                        DIRECTOR SINCE
------------------------------------------- ----------------------------------------    --------------
R. Thomas M. Allan(2)(3)................... Executive Vice-President, Investments of    1990
London, Ontario                             London Life Insurance Company
Joe S. Houssian............................ President and Chief Executive Officer of    1976
West Vancouver, British Columbia            the Company
Daniel O. Jarvis........................... Executive Vice President and Chief          1989
Vancouver, British Columbia                 Financial Officer of the Company
David A. King(1)(2)........................ President of David King Corporation         1990
Islington, Ontario
Gordon H. MacDougall(2)(3)................. Partner, CC&L Financial Services Group      1990
West Vancouver, British Columbia
Paul M. Manheim(1)(2)...................... Vice President Corporate Development,       1992
Mercer Island, Washington                   HAL Investments Inc.
Paul A. Novelly............................ Chairman, President and Chief Executive     1997
St. Louis, Missouri                         Officer of Apex Oil Company, Inc.
Bernard A. Roy(1)(3)....................... Senior partner, Ogilvy Renault              1992
Verdun, Quebec
Khaled C. Sifri(1)......................... Vice President, Legal Affairs               1990(4)
Dubai, United Arab Emirates                 Majid Al Futtaim Investments LLC
Hugh R. Smythe............................. President, Resort Operations Group          1993
Whistler, British Columbia                  of the Company
Nicholas C.H. Villiers(3).................. Vice President and Director of              1990(4)
London, England                             RBC Dominion Securities Inc.
Charles E. Young........................... President of Marin Investments Limited      1997
Vancouver, British Columbia

------------
(1) Member of the Audit Committee.

(2) Member of the Corporate Governance Committee.

(3) Member of the Human Resources Committee.

(4) Prior to the reorganization which took place in connection with the Company's public offering of common shares in March 1990, both Messrs. Sifri and Villiers were directors of Intrawest N.V., a former holding company of the Company. Messrs. Sifri and Villiers were directors of Intrawest N.V. from 1986 to 1990.

     The Company does not have an Executive Committee and is required to have an Audit Committee. Each director will serve as a director until the next annual general meeting or until his successor is elected or appointed.

OFFICERS

NAME AND MUNICIPALITY OF RESIDENCE               PRINCIPAL OCCUPATION
-----------------------------------------------  -----------------------------------------------
David C. Blaiklock.............................  Corporate Controller
North Vancouver, British Columbia
Michael F. Coyle...............................  Senior Vice President, Marketing
West Vancouver, British Columbia
John E. Currie.................................  Senior Vice President, Financing and Taxation
North Vancouver, British Columbia
Michael W. Davis...............................  Vice President, Marketing, Resort Operations
Vancouver, British Columbia                      Group
James J. Gibbons...............................  President, Resort Club Group
West Vancouver, British Columbia
David S. Greenfield............................  Senior Vice President, Resort Development Group
Whistler, British Columbia
Joe S. Houssian................................  President and Chief Executive Officer
West Vancouver, British Columbia
Daniel O. Jarvis...............................  Executive Vice President and Chief Financial
Vancouver, British Columbia                      Officer
Ross J. Meacher................................  Corporate Secretary
North Vancouver, British Columbia
Diane R. Rabbani...............................  Vice President, People and Organizational
North Vancouver, British Columbia                Development
Gary L. Raymond................................  President, Resort Development Group
Whistler, British Columbia
Hugh R. Smythe.................................  President, Resort Operations Group
Whistler, British Columbia

     As at June 30, 1997, the directors and senior officers of the Company, as a group, beneficially owned, directly or indirectly, or exercised control or direction over 3.0% of the outstanding common shares of the Company (including common shares beneficially owned by a company, the shares of which are owned by companies of which a director and senior officer and his spouse are the shareholders and in respect of which such director and senior officer disclaims beneficial ownership and common shares over which a director shares voting power and investment power and in respect of which such director disclaims beneficial ownership).

     During the past five years, each of the directors and officers of the Company has been associated in various capacities with Intrawest or the company or organization indicated opposite his or her name in the tables above or with affiliates thereof, except for Mr. Sifri who, prior to May 1997, was president of PolyMore Circuit Technologies, L.P. and Mr. Davis who, prior to September 1995, was president of M. Davis & Associates Consulting Ltd.

                             ADDITIONAL INFORMATION

     The Company shall provide to any person, upon request to the Corporate Secretary of the Company:

     (a) when the securities of the Company are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus has been filed in respect of a distribution of its securities;

        (i) one copy of this Annual Information Form, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in this Annual Information Form;

        (ii) one copy of the comparative financial statements of the Company for its most recently completed financial year together with the accompanying report of the auditor and one copy of any interim financial statements of the Company subsequent to the financial statements for the Company's most recently completed financial year;

        (iii) one copy of the Information Circular of the Company in respect of its most recent annual meeting of shareholders that involved the election of directors; and

        (iv) one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under (i) to (iii) above; or

     (b)  at any other time, one copy of any of the documents referred to in
        (a)(i), (ii) and (iii) above, provided that the Company may require the payment of a reasonable charge if the request is made by a person who is not a security holder of the Company.

     Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in the Company's Information Circular for its most recent annual meeting of shareholders that involved the election of directors, and additional financial information is provided in the Company's comparative financial statements for its most recently completed financial year.

     Copies of these documents may be obtained upon request from the Corporate Secretary of the Company, Suite 800, 200 Burrard Street, Vancouver, British Columbia V6C 3L6.

                  AUDITED CONSOLIDATED FINANCIAL STATEMENTS OF

                             INTRAWEST CORPORATION
                       YEARS ENDED JUNE 30, 1997 AND 1996

                                AUDITORS' REPORT

To the Shareholders of Intrawest Corporation

     We have audited the consolidated balance sheets of Intrawest Corporation as at June 30, 1997 and 1996 and the consolidated statements of operations, retained earnings, cash flow from operations and changes in financial position for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

     In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 1997 and 1996 and the results of its operations and the changes in its financial position for the years then ended in accordance with generally accepted accounting principles. As required by the British Columbia Company Act, we report that, in our opinion, these principles have been applied, after giving retroactive effect to the change in the method of accounting for financial instruments as explained in note 2 to the consolidated financial statements, on a consistent basis.

Vancouver, British Columbia                           (Signed) Coopers & Lybrand
September 5, 1997                                          Chartered Accountants

                                   INTRAWEST

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                             FOR THE YEARS ENDED
                                                                                   JUNE 30
                                                                           -----------------------
                                                                             1997           1996
                                                                           --------       --------
                                                                              (IN THOUSANDS OF
                                                                             DOLLARS EXCEPT PER
                                                                               SHARE AMOUNTS)
REVENUE
Ski and resort operations..............................................    $263,239       $165,282
Real estate sales......................................................     118,190        111,397
Rental properties......................................................       3,143            856
Income from equity accounted investment (note 3(d))....................       1,190          4,621
Interest and other income..............................................       3,213          1,181
                                                                           --------       --------
                                                                            388,975        283,337
                                                                           --------       --------
EXPENSES
Ski and resort operations..............................................     195,851        123,910
Real estate costs......................................................      95,858         95,699
Rental properties......................................................       2,181            559
Interest (note 15).....................................................      20,914         14,017
Depreciation and amortization..........................................      25,966         17,166
General and administrative.............................................       8,916          7,567
                                                                           --------       --------
                                                                            349,686        258,918
                                                                           --------       --------
Income before income taxes, non-controlling interest and discontinued
  operations...........................................................      39,289         24,419
Provision for income taxes (note 12)...................................       7,067          1,172
                                                                           --------       --------
Income before non-controlling interest and discontinued operations.....      32,222         23,247
Non-controlling interest...............................................       3,927          3,590
                                                                           --------       --------
Income from continuing operations......................................      28,295         19,657
Results of discontinued operations (note 4)............................      (1,202)        (2,056)
                                                                           --------       --------
Net income for the year................................................    $ 27,093       $ 17,601
                                                                           ========       ========
Income per common share
  Income from continuing operations....................................    $   1.02       $   0.85
  Net income*..........................................................    $   1.05       $   0.76
                                                                           ========       ========
Weighted average number of common shares outstanding (in thousands)....      27,809         23,048
                                                                           ========       ========

---------------

*Net income per common share for the year ended June 30, 1997 includes income per common share from discontinued operations for the six months ended December 31, 1996, amounting to $0.03. From January 1, 1997, the results of discontinued operations accrue to the holders of the Company's non-resort preferred shares (note 11(a)).

                                   INTRAWEST

                          CONSOLIDATED BALANCE SHEETS

                                                                                AS AT JUNE 30
                                                                            ----------------------
                                                                              1997          1996
                                                                            ---------     --------
                                                                               (IN THOUSANDS OF
                                                                                   DOLLARS)
ASSETS
Current assets
  Cash and short-term deposits (note 14(b)).............................    $  59,718     $ 28,761
  Other assets (note 8(a))..............................................       18,585       11,510
  Amounts receivable (note 7)...........................................       53,573       61,369
  Properties (note 6)
     Resort.............................................................      115,062       80,613
     Discontinued operations............................................       12,606       34,828
                                                                           ----------     --------
                                                                              259,544      217,081
Ski and resort operations (note 5)......................................      406,643      254,811
Goodwill (note 3(b) and (e))............................................       79,275       23,220
Properties (note 6)
  Resort................................................................      207,478      126,470
  Discontinued operations...............................................       63,556       67,539
Amounts receivable (note 7).............................................       41,080       29,748
Other assets (note 8(b))................................................       40,375       34,846
                                                                           ----------     --------
                                                                           $1,097,951     $753,715
                                                                           ==========     ========
LIABILITIES
Current liabilities
  Amounts payable.......................................................    $  71,290     $ 50,016
  Deferred revenue......................................................        4,191        3,137
  Bank and other indebtedness, current portion (note 9)
     Resort.............................................................       88,565      111,148
     Discontinued operations............................................        2,173       10,151
                                                                           ----------     --------
                                                                              166,219      174,452
Bank and other indebtedness (note 9)
  Resort................................................................      357,438      215,058
  Discontinued operations...............................................       41,580       43,481
Due to joint venture partners (note 13).................................       14,963       15,069
Deferred revenue........................................................        5,793        5,373
Deferred income taxes...................................................        2,583        --
Non-controlling interest in subsidiaries................................       11,307        9,959
                                                                           ----------     --------
                                                                              599,883      463,392
                                                                           ----------     --------
SHAREHOLDERS' EQUITY
Capital stock (note 11).................................................      382,270      198,179
Retained earnings.......................................................      111,649       89,148
Foreign currency translation adjustment.................................        4,149        2,996
                                                                           ----------     --------
                                                                              498,068      290,323
                                                                           ----------     --------
                                                                           $1,097,951     $753,715
                                                                           ==========     ========

Contingencies and commitments (note 14)

Approved on behalf of the Board

            (signed) Joe S. Houssian                        (signed) Paul M. Manheim
                    Director                                        Director

                                   INTRAWEST

                  CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

                                                                             FOR THE YEARS ENDED
                                                                                   JUNE 30
                                                                           -----------------------
                                                                             1997           1996
                                                                           --------        -------
                                                                              (IN THOUSANDS OF
                                                                                  DOLLARS)
Retained earnings -- beginning of year
  As previously reported...............................................    $ 90,385        $75,233
  Adoption of new accounting standard (note 2).........................      (1,237)         --
                                                                           --------        -------
  As restated..........................................................      89,148         75,233
Net income for the year................................................      27,093         17,601
Dividends..............................................................      (4,592)        (3,686)
                                                                           --------        -------
Retained earnings -- end of year.......................................    $111,649        $89,148
                                                                           ========        =======

              CONSOLIDATED STATEMENTS OF CASH FLOW FROM OPERATIONS

                                                                             FOR THE YEARS ENDED
                                                                                   JUNE 30
                                                                            ----------------------
                                                                             1997           1996
                                                                            -------        -------
                                                                               (IN THOUSANDS OF
                                                                              DOLLARS EXCEPT PER
                                                                                SHARE AMOUNTS)
Income before non-controlling interest and discontinued operations......    $32,222        $23,247
Items not affecting cash
  Depreciation and amortization.........................................     25,966         17,166
  Income from equity accounted investment...............................     (1,190)        (4,621)
  Deferred income taxes.................................................        487          --
                                                                            -------        -------
Cash flow from operations...............................................    $57,485        $35,792
                                                                            =======        =======
Cash flow per common share..............................................    $  1.87        $  1.34
                                                                            =======        =======

                                   INTRAWEST

            CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

                                                                             FOR THE YEARS ENDED
                                                                                   JUNE 30
                                                                           -----------------------
                                                                             1997          1996
                                                                           ---------     ---------
                                                                              (IN THOUSANDS OF
                                                                                  DOLLARS)
CASH PROVIDED BY (USED FOR)
OPERATING ACTIVITIES
Cash flow from operations..............................................    $  57,485     $  35,792
Recovery of costs through real estate sales............................       95,858        95,699
Increase in amounts receivable, net....................................      (13,567)      (12,870)
Acquisition and development of properties for sale.....................     (143,980)     (149,935)
Other changes in non-cash operating working capital....................      (13,241)       10,989
Cash provided by discontinued operations...............................       41,962        57,420
                                                                            --------      --------
                                                                              24,517        37,095
                                                                            --------      --------
FINANCING ACTIVITIES
Bank and other borrowings, net.........................................       30,096        64,607
Issue of capital stock.................................................      184,394           411
Extinguishment of warrants, options and conversion privilege...........         (303)       (1,850)
Dividends paid.........................................................       (4,592)       (3,686)
Distributions to non-controlling interests.............................       (2,579)       (2,339)
                                                                            --------      --------
                                                                             207,016        57,143
                                                                            --------      --------
INVESTING ACTIVITIES
Proceeds from revenue-producing properties, net........................        1,375         7,817
Expenditures on ski and resort operation assets........................      (51,693)      (28,098)
Acquisition of ski resort assets and investments.......................     (150,258)      (63,073)
                                                                            --------      --------
                                                                            (200,576)      (83,354)
                                                                            --------      --------
Increase in cash and short-term deposits...............................       30,957        10,884
Cash and short-term deposits -- beginning of year......................       28,761        17,877
                                                                            --------      --------
Cash and short-term deposits -- end of year............................    $  59,718     $  28,761
                                                                            ========      ========

                                   INTRAWEST

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                   FOR THE YEARS ENDED JUNE 30, 1997 AND 1996
      (tabular amounts in thousands of dollars unless otherwise indicated)

NOTE 1 SIGNIFICANT ACCOUNTING POLICIES

GENERAL

    The consolidated financial statements are prepared in accordance with generally accepted accounting principles in Canada as prescribed by The Canadian Institute of Chartered Accountants ("CICA"). Information regarding United States generally accepted accounting principles as it affects the Company is presented in note 20.

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

PRINCIPLES OF CONSOLIDATION

    The consolidated financial statements include:

(a) the accounts of the Company and its subsidiaries;

(b) the accounts of all incorporated and unincorporated joint ventures and non-controlled partnerships, to the extent of the Company's interest in their respective assets, liabilities, revenues and expenses.

    The Company's principal subsidiaries and controlled partnerships accounted for as subsidiaries are as follows:

                                                                                               PERCENTAGE
                                                                                            INTEREST HELD BY
                                                                                              THE COMPANY
                                                                                            ----------------
               Blackcomb Skiing Enterprises Ltd............................................       96.60
               Blackcomb Skiing Enterprises Limited Partnership............................       74.38
               Whistler Mountain Holdings Limited (note 3).................................      100.00
               Mont Tremblant Resorts and Company, Limited Partnership.....................      100.00
               IW Resorts Limited Partnership..............................................       97.55
               Mont Ste. Marie (1984) Inc. (note 3)........................................      100.00
               Intrawest Resort Ownership Corporation......................................      100.00
               Intrawest U.S.A., Inc.......................................................      100.00
               Intrawest U.S. Holdings Inc.................................................      100.00
               Stratton Ski Corporation....................................................      100.00
               Snowshoe Resort, Inc. (note 3)..............................................      100.00
               Copper Mountain, Inc. (note 3)..............................................      100.00

    The Company accounts for its 33% participating investment in Mammoth Mountain Ski Area by the equity method (note 3).

    In connection with a covenant not to compete with Blackcomb Skiing Enterprises Limited Partnership, the Company has agreed to provide Nippon Cable Co., Ltd. ("Nippon"), one of the minority partners in Blackcomb, with an option to acquire a 23% interest in property and assets related to Whistler Mountain at a price based on the terms of the Whistler acquisition (note 3). The terms of the option and the structure of Nippon's investment are under negotiation. The option will be exercisable during the 30-day period ending November 30, 1997.

SKI AND RESORT OPERATIONS

    The assets of the ski and resort operations are stated at cost less accumulated depreciation. Costs of ski lifts, area improvements and buildings are capitalized. Certain buildings, area improvements and equipment are located on leased or licensed land. Depreciation is provided over the estimated useful lives of each asset category using the declining balance method as follows.

               Buildings....................................................................   3.3% --  5%
               Ski lifts....................................................................     5% --  8%
               Area improvements............................................................    2% -- 3.3%
               Automotive, furniture and other equipment....................................   10% --  50%
               Leased vehicles..............................................................   20% --  25%

    Inventories are recorded at the lower of cost and net realizable value.

PROPERTIES

(a) Properties under development and held for sale

    Properties under development and held for sale are recorded at the lower of cost and net realizable value. Cost includes all expenditures incurred in connection with the acquisition, development and construction of these properties. These expenditures consist of all direct costs, interest on general and specific debt and general and administrative expenses. Revenue related specifically to such properties is treated as a reduction of costs.

    Costs associated with the development and investigation of the vacation ownership business, including research, consulting, legal and other costs associated with the registration of the product and program, are capitalized. These costs are amortized on a straight-line basis over ten years.

    Costs associated with the development of sales locations of the vacation ownership business, including operating and general and administrative costs incurred until a location is fully operational, are capitalized. Revenue related specifically to a location is treated as a reduction of costs during the start-up period. These costs are amortized on a straight-line basis over seven years. The Company provides for write-downs where the carrying value of a particular property exceeds its net realizable value.

(b) Revenue-producing properties

    Revenue-producing properties are stated at the lower of cost, net of accumulated depreciation, and the net recoverable amount. Buildings are depreciated using the declining balance method at annual rates of 3.3% to 5%. Leasehold improvements and other tenant inducements are amortized using the straight-line method over the term of the lease, plus one renewal period. Furniture and equipment are depreciated on a declining balance basis at 20% per annum.

(c) Classification

    Properties that are currently under development for sale and properties available for sale are classified as current assets. Related bank and other indebtedness is classified as a current liability.

REVENUE RECOGNITION

(a) Revenue from the sale of properties is recorded when title to the completed unit is conveyed to the purchaser and the purchaser becomes entitled to occupancy.

(b) Points revenue associated with membership in the vacation ownership business of the Intrawest Resort Club (which revenue is included in real estate sales) is recognized when the purchaser has paid the amount due on closing, all contract documentation has been executed and all other significant conditions of sale are met.

(c) Revenue from revenue-producing properties is recognized upon the earlier of attaining a break-even point in cash flow after debt servicing or the expiration of a reasonable period of time following substantial completion. Prior to this time, the properties are categorized as properties under development, and revenue related to such properties is applied to reduce development costs.

ADMINISTRATIVE FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

    Administrative furniture and equipment are stated at cost less accumulated depreciation. Depreciation is provided using the declining balance method at annual rates of 20% and 30%.

    Leasehold improvements are stated at cost less accumulated amortization. Amortization is provided using the straight-line method over the term of the lease, plus one renewal period.

DEFERRED FINANCING COSTS

    Deferred financing costs consist of legal and other fees related to the financing of the Company's ski and resort operations. These costs are amortized over the term of the financing.

GOODWILL

    Goodwill is amortized on the straight-line basis over a period of 40 years. In determining whether there is a permanent impairment in value, recoverability is based on estimated future cash flows.

DEFERRED REVENUE

    Deferred revenue mainly comprises season pass revenue and government grants. Deferred revenue which relates to the sale of season passes is recognized throughout the season based on the number of skier visits. Deferred revenue which relates to government grants for ski and resort operation assets is recognized on the same basis as the related assets are amortized. Deferred revenue which relates to government grants for properties under development is recognized as the properties are sold.

INCOME TAXES

    Income taxes are provided at current rates for all items included in the statements of operations, regardless of the period when such items are reported for income tax purposes. No adjustment is made to deferred income tax accounts for subsequent changes in income tax rates.

FOREIGN CURRENCY TRANSLATION

    The Company's operations in the United States are of a self-sustaining nature. Assets and liabilities are translated into Canadian dollars at the rate of exchange in effect at the balance sheet date. Revenue and expenses are translated at the weighted average rate for the year.

    Cumulative gains or losses arising from the translation of the assets and liabilities of these operations are recorded as a separate component of shareholders' equity.

INTEREST ALLOCATED TO DISCONTINUED OPERATIONS

    Interest allocated to discontinued operations is the total of interest on debt directly attributable to the discontinued operations and an allocation of interest on general corporate debt not directly attributable to continuing operations.

PER SHARE CALCULATION

    Income per common share has been calculated using the weighted average number of common shares outstanding during the year.

CASH FLOW FROM OPERATIONS

    Cash flow from operations is computed as income before non-controlling interest and discontinued operations adjusted for deferred income taxes, depreciation and amortization of capital items and other non-cash items. Cash flow from operations is different from cash flow from operating activities since it excludes the cash provided by or used for non-cash operating working capital accounts such as real estate inventory, amounts receivable and amounts payable. Cash flow from operations is reconciled to cash flow from operating activities in the consolidated statements of changes in financial position.

NOTE 2 ADOPTION OF NEW ACCOUNTING STANDARD

    Effective July 1, 1996, the Company has adopted, on a retroactive basis, the new CICA pronouncement on financial instruments as it affects convertible debt (note 11(c)), resulting in a decrease in results of discontinued operations for the year ended June 30, 1996 of $1,237,000, an increase in capital stock of $1,627,000 and a decrease in bank and other indebtedness of $390,000. This change in accounting policy has increased the loss from discontinued operations for the year ended June 30, 1997 by $118,000.

NOTE 3 ACQUISITIONS

(a) Effective December 18, 1996, the Company acquired property and assets related to Copper Mountain, Inc. ("Copper") in Colorado, U.S.A. The transaction was accounted for by the purchase method. Copper's results of operations have been consolidated with the operations of the Company from the effective date of purchase.

               Net assets acquired at fair market value
                 Ski and resort operations......................................................  $ 69,417
                 Properties under development and held for sale.................................    41,789
                 Net working capital............................................................    (7,702)
                 Assumption of debt.............................................................   (26,989)
                                                                                                  --------
                                                                                                    76,515
                 Cash...........................................................................     1,067
                                                                                                  --------
                                                                                                  $ 77,582
                                                                                                  ========
               Financed by
                 Cash...........................................................................  $ 19,704
                 New bank and other indebtedness................................................    18,003
                 Issue of 2,900,000 common shares...............................................    39,875
                                                                                                  --------
                                                                                                  $ 77,582
                                                                                                  ========

(b) Effective December 18, 1996, the Company acquired property and assets related to Whistler Mountain Holdings Limited ("Whistler") in British Columbia, Canada. The transaction was accounted for by the purchase method. Whistler's results of operations have been consolidated with the operations of the Company from the effective date of purchase.

               Net assets acquired at fair market value
                 Ski and resort operations......................................................  $ 49,926
                 Properties under development and held for sale.................................    25,072
                 Goodwill.......................................................................    56,009
                 Net working capital............................................................    (7,499)
                 Assumption of debt.............................................................   (51,789)
                                                                                                   -------
                                                                                                  $ 71,719
                                                                                                   =======
               Financed by
                 Cash...........................................................................  $  1,031
                 New bank and other indebtedness................................................    16,100
                 Issue of 3,970,000 common shares...............................................    54,588
                                                                                                   -------
                                                                                                  $ 71,719
                                                                                                   =======

(c) Effective December 21, 1996, the Company acquired property and assets for $957,000 cash related to Mont Ste. Marie (1984) Inc. ("Mont Ste. Marie") in Quebec, Canada. The transaction was accounted for by the purchase method. Mont Ste. Marie's results of operations have been consolidated with the operations of the Company from the effective date of purchase.

               Net assets acquired at fair market value
                 Ski and resort operations........................................................  $2,685
                 Net working capital..............................................................    (300)
                 Assumption of debt...............................................................  (1,428)
                                                                                                    ------
                                                                                                    $  957
                                                                                                    ======

(d) Effective December 22, 1995, the Company acquired 33% of Mammoth Mountain Ski Area ("MMSA") in California, U.S.A. The Company's proportionate share of income from the date of acquisition as reported by MMSA, net of amortization of excess purchase price over net assets acquired, is included in income and added to the cost of the investment. The excess purchase price, U.S.$8,170,000, is attributable to the ski and resort operation assets and is being amortized over the estimated useful lives of these assets at the average rate of 6% per annum using the declining balance method.

(e) On November 27, 1995, the Company acquired property and assets related to Snowshoe Mountain Resort and Silver Creek Resort ("Snowshoe") in West Virginia, U.S.A. The transaction was accounted for by the purchase method. Snowshoe's results of operations have been consolidated with the operations of the Company from the effective date of purchase.

               Net assets acquired at fair market value
                 Ski and resort operations.....................................................    $26,583
                 Goodwill......................................................................     23,385
                 Net working capital...........................................................     (4,071)
                                                                                                   -------
                                                                                                    45,897
                 Cash..........................................................................      4,771
                                                                                                   -------
                                                                                                   $50,668
                                                                                                   =======
               Financed by
                 Cash..........................................................................    $ 6,353
                 New bank and other indebtedness...............................................     43,390
                 Working capital adjustment....................................................        925
                                                                                                   -------
                                                                                                   $50,668
                                                                                                   =======

NOTE 4 DISCONTINUED OPERATIONS

    The Company plans to sell all of its remaining non-resort properties. For reporting purposes, the results of operations and cash flow from operating activities of this business have been disclosed separately from those of continuing operations for the periods presented.

    The results of discontinued operations, including an allocation of interest expense, are as follows:

                                                                                         1997        1996
                                                                                        -------     -------
               Revenue..............................................................    $51,095     $98,000
                                                                                        -------     -------
               Loss before current income taxes.....................................       (872)     (1,886)
               Provision for current income taxes...................................        330         170
                                                                                        -------     -------
               Loss from discontinued operations....................................    $(1,202)    $(2,056)
                                                                                        =======     =======

    The remaining assets and liabilities of discontinued operations are as follows:

                                                                                         1997        1996
                                                                                        -------     -------
               Current Assets
                 Properties.........................................................    $12,606     $34,828
               Other current assets.................................................     13,877      36,437
               Properties...........................................................     63,556      67,539
               Non-current assets...................................................     30,472      26,722
               Current liabilities..................................................      6,121      15,168
               Long-term debt and other liabilities.................................     41,361      41,514

    The cash flows from discontinued operations are as follows:

                                                                                         1997        1996
                                                                                        -------     -------
               Cash provided by (used for)
               Operating activities
                 Results of discontinued operations.................................    $(1,202)    $(2,056)
                 Depreciation and amortization......................................      1,626       1,555
                                                                                        -------     -------
                 Cash flow from operations..........................................        424        (501)
                 Recovery of costs through real estate sales........................     44,018      91,366
                 Decrease (increase) in amounts receivable, net.....................     17,287      (2,710)
                 Development of properties..........................................    (20,520)    (24,080)
                 Changes in other non-cash operating working capital................        753      (6,655)
                                                                                        -------     -------
                                                                                        41,962..     57,420
                                                                                        -------     -------
               Financing activity
                 Bank and other borrowings, net.....................................    (10,269)    (48,892)
                                                                                        -------     -------
               Investing activity
                 Proceeds from revenue-producing properties, net....................        888       8,129
                                                                                        -------     -------
               Increase in cash and short-term deposits.............................    $32,581     $16,657
                                                                                        =======     =======

    The holders of the non-resort preferred ("NRP") shares (note 11(a)) are entitled to receive the net cash flow from the discontinued operations from January 1, 1997 primarily by way of redemption of their NRP shares. Annual distributions of such cash flows are payable on September 30 of each year covering the period ended on the previous June 30. The net cash flow from the discontinued operations for the period from January 1, 1997 to June 30, 1997 was $13,606,000. After deducting a reserve of $4,591,000 (to cover potential working capital requirements as provided for in the rights and restrictions attached to the NRP shares), the net cash flow available to redeem NRP shares on September 30, 1997 was $9,015,000, representing 2,360,000 NRP shares at $3.82 per share.

NOTE 5 SKI AND RESORT OPERATIONS

                                                                                       1997
                                                                       -------------------------------------
                                                                                    ACCUMULATED
                                                                         COST       DEPRECIATION      NET
                                                                       --------     -----------     --------
               Ski operations
                 Land..............................................    $ 43,121       $--           $ 43,121
                 Buildings.........................................     101,770        17,824         83,946
                 Ski lifts and area improvements...................     195,074        32,312        162,762
                 Automotive, furniture and other equipment.........      49,951        18,107         31,844
                 Leased vehicles...................................      13,340         5,861          7,479
                                                                       --------       -------       --------
                                                                        403,256        74,104        329,152
                                                                       --------       -------       --------
               Resort operations
                 Land..............................................       8,171        --              8,171
                 Buildings.........................................      47,039         4,929         42,110
                 Area improvements.................................      29,926         2,716         27,210
                                                                       --------       -------       --------
                                                                         85,136         7,645         77,491
                                                                       --------       -------       --------
                                                                       $488,392       $81,749       $406,643
                                                                       ========       =======       ========

                                                                                       1996
                                                                       -------------------------------------
                                                                                    ACCUMULATED
                                                                         COST       DEPRECIATION      NET
                                                                       --------     -----------     --------
               Ski operations
                 Land..............................................    $ 11,015       $--           $ 11,015
                 Buildings.........................................      61,490        13,813         47,677
                 Ski lifts and area improvements...................     140,966        25,271        115,695
                 Automotive, furniture and other equipment.........      31,414        13,808         17,606
                 Leased vehicles...................................       8,241         4,024          4,217
                                                                       --------       -------       --------
                                                                        253,126        56,916        196,210
                                                                       --------       -------       --------
               Resort operations
                 Land..............................................       7,931        --              7,931
                 Buildings.........................................      26,184         4,528         21,656
                 Area improvements.................................      30,967         1,953         29,014
                                                                       --------       -------       --------
                                                                         65,082         6,481         58,601
                                                                       --------       -------       --------
                                                                       $318,208       $63,397       $254,811
                                                                       ========       =======       ========

    The ski and resort operations have been pledged as security for certain of the Company's bank and other indebtedness (note 9).

NOTE 6 PROPERTIES

                                                                                                    1997
                                                                                                  --------
               Properties under development and held for sale
                 Acquisition costs............................................................    $140,652
                 Interest.....................................................................      18,230
                 Development costs............................................................     157,174
                 Administrative expenses......................................................      15,807
                 Net rental income............................................................      (1,430)
                                                                                                   -------
                                                                                                   330,433
                                                                                                   -------

                                                                                    ACCUMULATED
                                                                         COST       DEPRECIATION      NET
                                                                        -------     -----------     --------
               Revenue-producing properties
                 Land...............................................    $ 9,664       $--              9,664
                 Buildings..........................................     60,720         6,328         54,392
                 Leasehold improvements and equipment...............      7,868         3,655          4,213
                                                                        -------        ------       --------
                                                                        $78,252       $ 9,983         68,269
                                                                        =======        ======
                                                                                                    --------
                                                                                                    $398,702
                                                                                                    ========

                                                                                                    1996
                                                                                                  --------
               Properties under development and held for sale
                 Acquisition costs............................................................    $106,951
                 Interest.....................................................................      25,675
                 Development costs............................................................     103,484
                 Administrative expenses......................................................      21,195
                 Net rental income............................................................      (1,675)
                                                                                                   -------
                                                                                                   255,630
                                                                                                   -------

                                                                                    ACCUMULATED
                                                                         COST       DEPRECIATION      NET
                                                                        -------     -----------     --------
               Revenue-producing properties
                 Land...............................................    $ 9,570       $--              9,570
                 Buildings..........................................     42,840         3,779         39,061
                 Leasehold improvements and equipment...............      9,370         4,181          5,189
                                                                        -------        ------       --------
                                                                        $61,780       $ 7,960         53,820
                                                                        =======        ======
                                                                                                    --------
                                                                                                    $309,450
                                                                                                    ========

    Properties are classified as follows for balance sheet purposes:

                                                                                        1997         1996
                                                                                      --------     --------
               Current assets
                 Resort...........................................................    $115,062     $ 80,613
                 Discontinued operations..........................................      12,606       34,828
               Long-term assets
                 Resort...........................................................     207,478      126,470
                 Discontinued operations..........................................      63,556       67,539
                                                                                      --------     --------
                                                                                      $398,702     $309,450
                                                                                      ========     ========

    During the year ended June 30, 1997, $10,412,000 (1996 -- $13,668,000) of interest (note 15) and $8,941,000 (1996 -- $5,240,000) of administrative expenses were capitalized to properties.

    Properties have been pledged as security for certain of the Company's bank and other indebtedness (note 9).

NOTE 7 AMOUNTS RECEIVABLE

                                                                                         1997        1996
                                                                                        -------     -------
               Receivable from sales of real estate.................................    $15,132     $15,294
               Ski and resort operation receivables.................................     12,906       7,145
               Loans, mortgages and notes receivable (note 19 (b))..................     53,053      49,221
               Funded senior employee share purchase plan (note 11(e))..............      1,236       1,606
               Other accounts receivable............................................     12,326      17,851
                                                                                        -------     -------
                                                                                         94,653      91,117
               Less: current portion................................................     53,573      61,369
                                                                                        -------     -------
                                                                                        $41,080     $29,748
                                                                                        =======     =======

    Receivables are due approximately as follows:

               Year ending June 30, 1998.......................................................    $53,573
                                 1999..........................................................     16,361
                                 2000..........................................................      7,156
                                 2001..........................................................      2,258
                                 2002..........................................................      2,578
                     Subsequent to 2002........................................................     12,727
                                                                                                   -------
                                                                                                   $94,653
                                                                                                   =======

    The loans, mortgages and notes receivable bear interest at both fixed and floating rates which averaged 8.51% per annum as at June 30, 1997 (1996 -- 9.88%). These amounts have been pledged as security for certain of the Company's bank and other indebtedness (note 9).

NOTE 8 OTHER ASSETS

(a) Current

                                                                                        1997         1996
                                                                                      --------     --------
               Ski operation inventories..........................................    $ 11,978     $  6,514
               Prepaid expenses and other.........................................       6,607        4,996
                                                                                      --------     --------
                                                                                      $ 18,585     $ 11,510
                                                                                      ========     ========

(b) Long-term

                                                                                        1997         1996
                                                                                      --------     --------
               Administrative furniture, equipment and leasehold improvements, at cost less accumulated depreciation of $4,696,000 (1996 --
                 $2,952,000)......................................................    $  5,169     $  3,597
               Deferred financing and other costs.................................       4,701        4,277
               Investment in Mammoth Mountain Ski Area, at equity.................      18,511       17,002
               Investments, at cost...............................................       8,794        8,824
               Other..............................................................       3,200        1,146
                                                                                      --------     --------
                                                                                      $ 40,375     $ 34,846
                                                                                      ========     ========

    Investments include a limited partnership interest in the amount of $7,500,000 acquired as partial consideration in connection with the sale of a non-resort property. The partnership interest is expected to be fully recoverable out of the available annual cash flow and/or proceeds from the ultimate sale of the property.

NOTE 9 BANK AND OTHER INDEBTEDNESS

    The Company has obtained financing for its operations from various financial institutions by pledging individual assets as security for such financing. Security for general corporate debt is provided by general security which includes a floating charge on the Company's assets and undertakings, fixed charges on real estate properties, and assignment of mortgages and notes receivable. The following table summarizes the primary security provided by the Company, where appropriate, and indicates the applicable type of financing, maturity dates and the weighted average interest rate at June 30, 1997.

                                                                           WEIGHTED
                                                         MATURITY          AVERAGE
                                                           DATES        INTEREST RATE        1997         1996
                                                        -----------     --------------     --------     --------
               Ski and resort operations
                 Mortgages and bank loans...........    Demand-2017           6.16%        $279,732     $197,913
                 Obligations under capital leases...      1998-2001           8.77%           9,370        8,608
                                                                                           --------     --------
                                                                                            289,102      206,521
                                                                                           --------     --------
               Properties
                 Interim financing on properties
                   under development and held for
                   sale.............................      1998-2009           5.96%         133,743       85,067
                 Mortgages on revenue-producing
                   properties.......................      1998-2034           7.60%          37,865       38,884
                                                                                           --------     --------
                                                                                            171,608      123,951
                                                                                           --------     --------
               General corporate debt...............      1998-1999           8.00%           4,046       24,366
                                                                                           --------     --------
               Unsecured debenture..................           2003           9.32%          25,000       25,000
                                                                                           --------     --------
                                                                              6.44%         489,756      379,838
               Less: current portion................                                         90,738      121,299
                                                                                           --------     --------
                                                                                           $399,018     $258,539
                                                                                           ========     ========

    Principal repayments and the components related to either floating or fixed interest rates are as follows:

                                                                           INTEREST RATES
                                                                        ---------------------
                                                                        FLOATING      FIXED       REPAYMENTS
                                                                        --------     --------     ----------
               Year ending June 30, 1998............................    $ 59,956     $ 30,782      $ 90,738
                                    1999............................      23,603       41,740        65,343
                                    2000............................      16,039       16,200        32,239
                                    2001............................      20,526       39,496        60,022
                                    2002............................      65,122       13,393        78,515
                      Subsequent to 2002............................      91,526       71,373       162,899
                                                                        --------     --------      --------
                                                                        $276,772     $212,984      $489,756
                                                                        ========     ========      ========

    The Company has entered into a swap agreement to fix the interest rate on a portion of its floating rate debt. The Company has $30,000,000 of bank loans swapped against debt with a fixed interest rate of 8.25%, including applicable stamping fees, under an agreement expiring in 2002.

    Certain amounts owing to banks are evidenced by demand notes which are classified for repayment according to expected or agreed settlement dates.

    Bank and other indebtedness of $194,447,000 (1996 -- $149,165,000) is guaranteed by the Company in addition to being secured by the specific property or asset.

    Bank and other indebtedness includes indebtedness in the amount of $207,800,000 (1996 -- $141,642,000), which is repayable in United States dollars of $150,525,000 (1996 -- $103,866,000).

    The Company is committed to capital lease obligations as follows:

                                                                                         1997        1996
                                                                                        -------     -------
               Minimum lease payments...............................................    $10,526     $10,053
               Less: interest.......................................................      1,156       1,445
                                                                                        -------     -------
               Lease principal obligation...........................................    $ 9,370     $ 8,608
                                                                                        =======     =======

    Future minimum lease payments are as follows:

               Year ending June 30, 1998.......................................................    $ 4,952
                                    1999.......................................................      3,431
                                    2000.......................................................      1,290
                                    2001.......................................................        550
                                    2002.......................................................        296
                      Subsequent to 2002.......................................................          7
                                                                                                   -------
                                                                                                   $10,526
                                                                                                   =======

NOTE 10 GOVERNMENT ASSISTANCE

    The federal government and the Province of Quebec have granted financial assistance to the Company in the form of interest-free loans and grants for the construction of specified four-season tourist facilities at Mont Tremblant. The loans, which will total $20,100,000 when they are fully advanced, are repayable over seven years starting in 2000. At June 30, 1997, the Company had received $17,693,000 of interest-free loans (1996 -- $17,338,000) which amounts are included in bank and other indebtedness. The grants, which will total $11,600,000 when they are fully advanced, amounted to $9,642,000 at June 30, 1997 (1996 -- $8,137,000). The grants received during the year ended June 30, 1997 amounting to $1,505,000 (1996 -- $3,177,000) have been credited as follows:
$nil (1996 -- $567,000) to ski and resort operation assets, $nil (1996 -- $919,000) to properties and $1,505,000 (1996 -- $1,691,000) to cost of real estate sales.

NOTE 11 CAPITAL STOCK

(a) Share Capital Reorganization

    Effective March 14, 1997, the Company completed a reorganization of its share capital designed to separate the remaining non-resort real estate assets from the rest of the Company's business. Under the reorganization, each existing common share was exchanged for one new common share and one NRP share. The new common shares have the same attributes as the old common shares.

    The NRP shares were recorded at a value of $88,543,000 before deduction of issue costs of $329,000 ($3.82 per share), equal to the book value of the net equity of the non-resort assets at December 31, 1996, and the book value of the common shares was reduced by the same amount. The Company expects that the non-resort assets will be disposed of in an orderly manner and the net cash flow from these assets distributed to the NRP shareholders, primarily by way of redemption of their shares as described in note 4. The amount ultimately realized will be subject to prevailing real estate market conditions. As at June 30, 1997, the book value of the net equity of the non-resort assets was $86,635,000.

    All stock option information is stated to reflect the share capital reorganization.

(b) Capital Stock

    The Company's capital stock comprises the following:

                                                                                        1997         1996
                                                                                      --------     --------
               Common shares......................................................    $293,649     $198,179
               NRP shares.........................................................      88,621        --
                                                                                      --------     --------
                                                                                      $382,270     $198,179
                                                                                      ========     ========

    i.   Common Shares

       Authorized -- 50,000,000 without par value.

       Issued --

                                                                     1997                       1996
                                                            ----------------------     ----------------------
                                                            NUMBER OF                  NUMBER OF
                                                             COMMON                     COMMON
                                                             SHARES        AMOUNT       SHARES        AMOUNT
                                                            ---------     --------     ---------     --------
               Balance at beginning of year.............    23,063,490    $198,179     23,026,790    $197,991
               Adoption of new accounting standard (note
                 2).....................................       --            --           --            1,627
               Reorganization of shares.................       --          (88,543)       --            --
               Issued for acquisitions (note 3).........     6,870,000      94,463        --            --
               Issued for cash, net of issue costs......     4,000,000      86,129        --            --
               Issued on exercise of option.............       123,146       1,236        --            --
               Funded senior employee share purchase and
                 stock option plans.....................       224,900       2,488         36,700         411
               Extinguishment of warrants, options and
                 conversion privilege...................       --             (303)       --           (1,850)
                                                            ----------    --------     ----------    --------
               Balance at end of year...................    34,281,536    $293,649     23,063,490    $198,179
                                                            ==========    ========     ==========    ========

    ii.   NRP Shares

       Authorized -- 50,000,000 without par value, redeemable at $3.82 per share except for the final redemption which shall be subject to a premium or discount based on available cash flow relating to the non-resort assets.

       Issued --

                                                                                              1997
                                                                                      ---------------------
                                                                                      NUMBER OF
                                                                                         NRP
                                                                                       SHARES       AMOUNT
                                                                                      ----------    -------
               Issued on reorganization of share capital, net of issue costs......    23,198,190    $88,214
               Issued on exercise of option.......................................       123,146        134
               Stock option plan..................................................       226,600        273
                                                                                      ----------    -------
               Balance at end of year.............................................    23,547,936    $88,621
                                                                                      ==========    =======

    iii.  Preferred Shares

       Authorized -- 10,000,000 without par value.

       Issued -- nil

(c) Stock Options

    The Company has a stock option plan which provides for grants to officers and employees of the Company and its subsidiaries of options to purchase common shares and NRP shares of the Company. Options granted under the stock option plan vest equally over a period of five years. At June 30, 1997, stock options outstanding totalled 1,960,800 common shares, exercisable at prices from $9.51 to $20.15, expiring up to 2007 and 1,824,400 NRP shares exercisable at prices from $1.04 to $2.20, expiring up to 2007. During the year ended June 30, 1997, options were exercised for 224,900 common shares and 226,600 NRP shares. In addition, options for 35,000 common shares were extinguished.

    In 1993 the Company issued a warrant in connection with an unsecured debenture. The warrant holder had the right to acquire 450,000 common shares at $14.375 per share, expiring in September 1996. During the year ended June 30, 1996, the Company extinguished the warrant.

    During the year ended September 30, 1992, the Company granted an option to purchase 123,146 common shares at a price of $10.035 per common share and 123,146 NRP shares at a price of $1.09 per NRP share in connection with a loan guarantee for the financing of certain capital improvements. During the year ended June 30, 1997, this option was exercised. In addition, the Company granted to a property lender (note 19(c)) the right to convert its loan of $8,600,000 on August 31, 1999 into 637,037 common shares at a conversion price of $12.18 per common share and 637,037 NRP shares at a conversion price of $1.32 per NRP share. During the year ended June 30, 1996, the property was sold and the Company repaid half of the debt as well as an accrued return of $1,158,000 and this extinguished the conversion privilege with respect to 318,518 common and NRP shares.

(d) Employee Share Purchase Plan

    The employee share purchase plan permits full-time employees of the Company and its subsidiaries and limited partnerships to purchase common shares through payroll deductions. The Company contributes $1 for every $3 contributed by an employee. To June 30, 1997, a total of 65,809 (1996 -- 65,809) common shares have been issued from treasury under this plan. The board of directors has authorized and reserved a further 100,000 common shares for issuance under this plan.

(e) Funded Senior Employee Share Purchase Plan

    The Company has a funded senior employee share purchase plan which provides for loans to be made to designated eligible employees to be used to subscribe for common shares. At June 30, 1997, loans to employees under the funded senior employee share purchase plan amounted to $1,236,000 with respect to 136,850 common shares and 128,750 NRP shares (1996 -- $1,606,000 with respect to 171,350 common shares). The loans are interest-free, secured by a promissory note and a pledge of the shares and mature by 2005. The board of directors has authorized and reserved a further 100,000 common shares for issuance under this plan.

NOTE 12 INCOME TAXES

(a) Provision for income taxes

                                                                                           1997       1996
                                                                                          ------     ------
               Current................................................................    $6,580     $1,172
               Deferred...............................................................       487       --
                                                                                          ------     ------
                                                                                          $7,067     $1,172
                                                                                          ======     ======

    The reconciliation of income taxes calculated at the statutory rate to the actual income tax provision is as follows:

                                                                                         1997        1996
                                                                                        -------     -------
               Statutory rate.......................................................      45.6%       45.6%
               Income tax charge at statutory rate..................................    $17,510     $10,275
               Non-deductible depreciation and amortization.........................        782       --
               Large Corporations Tax...............................................      1,437         848
               Taxes related to non-controlling interest share of earnings..........     (1,532)     (1,427)
               Taxes related to equity accounted investment.........................       (542)     (2,106)
               Foreign taxes different from statutory rate..........................     (5,576)     (1,870)
               Realization of tax losses of subsidiary..............................      --         (2,287)
               Additional amounts deductible related to properties and ski and
                 resort operation assets (see (b) below)............................     (5,735)     (2,585)
               Other................................................................      1,053         494
                                                                                        -------     -------
                                                                                          7,397       1,342
               Less: current income taxes related to discontinued operations........        330         170
                                                                                        -------     -------
               Provision for income taxes...........................................    $ 7,067     $ 1,172
                                                                                        =======     =======

(b) Certain properties and ski and resort operation assets were acquired at a tax value in excess of their recorded value, with the result that a deferred income tax provision was not required. In addition, certain subsidiaries of the Company have losses available to carry forward for income tax purposes for which the potential income tax benefits have not been recognized. At June 30, 1997, approximately $31,370,000 has not been recognized for accounting purposes.

NOTE 13 JOINT VENTURES

    The following amounts represent the Company's proportionate interest in joint ventures and non-controlled partnerships:

                                                                                        1997         1996
                                                                                      --------     --------
               Properties, current................................................    $ 28,671     $ 55,386
               Other current assets...............................................       8,572       18,088
                                                                                      --------     --------
                                                                                        37,243       73,474
               Current liabilities................................................     (31,469)     (31,761)
                                                                                      --------     --------
               Working capital....................................................       5,774       41,713
               Properties, non-current............................................     101,223       75,113
               Long-term debt.....................................................     (59,434)     (32,173)
               Other, net.........................................................         379      (15,047)
                                                                                      --------     --------
                                                                                      $ 47,942     $ 69,606
                                                                                      ========     ========

                                                                                        1997         1996
                                                                                      --------     --------
               Revenue............................................................    $ 21,457     $ 30,320
               Expenses...........................................................      19,646       28,358
                                                                                      --------     --------
               Income from continuing operations..................................       1,811        1,962
               Results of discontinued operations.................................         996          222
                                                                                      --------     --------
                                                                                      $  2,807     $  2,184
                                                                                      ========     ========

Cash provided by (used for)

                                                                                        1997         1996
                                                                                      --------     --------
               Operating activities
                 Income...........................................................    $  1,811     $  1,962
                 Depreciation and amortization....................................       1,078          316
                 Other non-cash items net of changes in operating working
                   capital........................................................     (21,489)     (28,848)
                 Cash provided by discontinued operations.........................      32,856        1,036
                                                                                      --------     --------
                                                                                        14,256      (25,534)
                                                                                      --------     --------
               Financing activity
                 Bank and other borrowings, net...................................       6,324        1,655
                                                                                      --------     --------
               Investing activity
                 Proceeds from (expenditures on) revenue-producing properties,
                   net............................................................      (1,064)         108
                                                                                      --------     --------
               Increase (decrease) in cash and short-term deposits................    $ 19,516     $(23,771)
                                                                                      ========     ========

    The amount payable to the Company's joint venture partners in various properties, net of amounts receivable, results from the use of the proportionate consolidation method of accounting. Payments to the joint venture partners are governed by the terms of the respective joint venture agreement.

NOTE 14 CONTINGENCIES AND COMMITMENTS

(a) The Company holds the licences and land leases with respect to six of its ski operations. These leases expire at various times between 2032 and 2051 and provide for annual payments generally in the range of 2% of defined gross revenues.

(b) Cash and short-term deposits include amounts totalling $7,995,000 (1996 -- $4,050,000) that can only be used for specific purposes or held as security.

(c) The Company has estimated costs to complete ski and resort operation assets and properties currently under construction and held for sale amounting to $154,654,000 at June 30, 1997 (1996 -- $118,246,000). The Company has
    financing commitments of $128,372,000 (1996 -- $100,738,000) related to these costs.

(d) The Company has entered into various operating lease commitments, aggregating $15,110,000 (1996 -- $8,889,000), payable as follows:

               Year ending June 30, 1998.......................................................    $ 3,344
                                    1999.......................................................      2,803
                                    2000.......................................................      2,536
                                    2001.......................................................      2,336
                                    2002.......................................................      1,513
                      Subsequent to 2002.......................................................      2,578
                                                                                                   -------
                                                                                                   $15,110
                                                                                                   =======

(e) The Company is contingently liable for $44,496,000 of indebtedness at June 30, 1997, of which $41,496,000 relates to certain non-resort properties under development sold during the year ended September 30, 1994 (note 19(b)). The purchasers of these properties have provided guarantees to the Company in respect of the indebtedness and have indemnified the Company for any potential losses resulting from the contingent liability.

(f) The Company is contingently liable for the obligations of certain joint ventures and limited partnerships. The assets of these joint ventures and limited partnerships, which in all cases exceed the obligations, are available to satisfy such obligations.

(g) The Company has received reassessments for the 1986 to 1989 taxation years that significantly increase Blackcomb Skiing Enterprises Ltd.'s income for tax purposes. The Company has filed notices of objection to the reassessments. In addition, Blackcomb Skiing Enterprises Ltd. has filed amendments to its 1982 to 1991 income tax returns to claim additional capital cost allowance to reduce the proposed increase in income for tax purposes. The potential tax liability is approximately $4,900,000, which is composed of current taxes of $2,200,000, including interest, and deferred income taxes of $2,700,000. In March 1994 the Company paid $1,585,000 to Revenue Canada, Taxation as required by legislation when a notice of objection is filed. This amount is included in amounts receivable as the outcome of these reassessments cannot be determined at this time.

NOTE 15 INTEREST EXPENSE

                                                                                         1997        1996
                                                                                        -------     -------
               Total interest incurred..............................................    $35,535     $32,406
               Less: interest capitalized to ski and resort operation assets........        771         459
                   interest capitalized to properties, net of capitalized interest recorded in real estate cost of sales of $1,271,000 and in discontinued operations of $784,000 (1996 -- $2,551,000 and
                     $3,463,000, respectively)......................................      8,357       7,654
                                                                                        -------     -------
                                                                                        $26,407     $24,293
                                                                                        =======     =======
               Interest was charged to income as follows:
                 Real estate costs..................................................    $ 1,271     $ 2,371
                 Ski operations -- employee housing.................................        945         920
                 Interest expense...................................................     20,914      14,017
                 Discontinued operations............................................      3,277       6,985
                                                                                        -------     -------
                                                                                        $26,407     $24,293
                                                                                        =======     =======

    Real estate costs and discontinued operations also include $3,430,000 (1996 -- $517,000) and $3,518,000 (1996 -- $8,545,000), respectively, of interest incurred in prior years.

NOTE 16 FAIR VALUE OF FINANCIAL INSTRUMENTS

    The Company has various financial instruments including cash and cash equivalents, amounts receivable, loans, mortgages and notes receivable, amounts payable and accrued liabilities. Due to their short-term maturity or, in the case of loans, mortgages and notes receivable, their market comparable interest rates, the book value approximates fair value. Debt and interest swap agreements are also financial instruments. The fair values at June 30, 1997 and 1996 were estimated by discounting future cash flows at estimated market rates and are summarized as follows:

                                                                 1997                          1996
                                                       -------------------------     -------------------------
                                                       BOOK VALUE     FAIR VALUE     BOOK VALUE     FAIR VALUE
                                                       ----------     ----------     ----------     ----------
               Debt and interest swap agreements...     $489,756       $475,063       $380,228       $360,271

NOTE 17 PENSION PLANS

    Effective January 1, 1995, the Company introduced two defined benefit pension plans for certain of its senior executives. The value of the pension fund assets at June 30, 1997 and the present value of the accrued pension benefits attributed to services rendered up to June 30, 1997 are $1,386,000 and $3,764,000, respectively (1996 -- $862,000 and $3,376,000, respectively).

NOTE 18 SEGMENTED INFORMATION

    Industry and geographical information related to the Company's continuing operations is as follows:

(a) Industry Segments

                                                                                                      1997          1996
                                                                                                    ---------     --------
Revenue
  Ski and resort operations.....................................................................    $ 265,492     $170,986
  Real estate operations........................................................................      123,483      112,351
                                                                                                    ---------     --------
  Consolidated..................................................................................    $ 388,975     $283,337
                                                                                                    =========     ========
Operating profit after deducting depreciation and amortization
  Ski and resort operations.....................................................................    $  46,437     $ 31,030
  Real estate operations........................................................................       22,682       14,973
                                                                                                    ---------     --------
                                                                                                    $  69,119     $ 46,003
Less: unallocated corporate expenses
  Interest......................................................................................      (20,914)     (14,017)
  General and administrative....................................................................       (8,916)      (7,567)
                                                                                                    ---------     --------
  Consolidated..................................................................................    $  39,289     $ 24,419
                                                                                                    =========     ========
Identifiable assets
  Ski and resort operations.....................................................................    $ 576,991     $324,714
  Real estate operations........................................................................      400,449      263,475
  Discontinued operations.......................................................................      120,511      165,526
                                                                                                   ----------    ---------
  Consolidated..................................................................................   $1,097,951     $753,715
                                                                                                   ==========    =========
Capital acquisitions
  Ski and resort operations.....................................................................    $  51,693     $ 28,098
                                                                                                    =========     ========
Depreciation and amortization
  Ski and resort operations.....................................................................    $  23,204     $ 16,045
  Real estate operations........................................................................        1,740          668
  Unallocated corporate.........................................................................        1,022          453
                                                                                                    ---------     --------
  Consolidated..................................................................................    $  25,966     $ 17,166
                                                                                                    =========     ========

(b) Geographic Segments

                                                                                                      1997          1996
                                                                                                    ---------     --------
Revenue
  Canada........................................................................................    $ 255,016     $193,579
  United States.................................................................................      133,959       89,758
                                                                                                    ---------     --------
  Consolidated..................................................................................    $ 388,975     $283,337
                                                                                                    =========     ========
Operating profit after deducting depreciation and amortization
  Canada........................................................................................    $  33,143     $  7,738
  United States.................................................................................        6,146       16,681
                                                                                                    ---------     --------
  Consolidated..................................................................................    $  39,289     $ 24,419
                                                                                                    =========     ========
Identifiable assets
  Canada........................................................................................    $ 593,134     $395,580
  United States.................................................................................      384,306      192,609
  Discontinued operations.......................................................................      120,511      165,526
                                                                                                   ----------     --------
  Consolidated..................................................................................   $1,097,951     $753,715
                                                                                                   ==========     ========

NOTE 19 RELATED PARTY TRANSACTIONS

(a) Amounts receivable include loans of $1,490,000 (1996 -- $1,490,000) advanced, in connection with the Canadian tax liabilities incurred as a result of the reorganization of the Company in 1990, to shareholders which are holding companies controlled by a director of the Company. The loans are interest-free and mature in December 1997.

(b) Effective April 1, 1994, the Company sold substantially all of its industrial and non-resort residential properties under development in British Columbia and Washington State to two partnerships formed by a group of investors. The managing general partners of the partnerships are corporations controlled by a director of the Company.

    The consideration for the sale included a vendor takeback note for $31,700,000 which was originally scheduled to be fully repaid, with interest at 10.75% per annum, in semi-annual instalments by September 30, 1997. To June 30, 1997, the partnerships had repaid $12,160,000 and the repayment of the balance, with interest at 10% per annum, has been renegotiated as follows:

               September 30, 1997..............................................................    $ 3,500
               March 31, 1998..................................................................      3,500
               September 30, 1998..............................................................      3,500
               March 31, 1999..................................................................      3,500
               September 30, 1999..............................................................      5,540
                                                                                                   -------
                                                                                                   $19,540
                                                                                                   =======

    Subject to full repayment by September 30, 1999 and a 1% extension fee, the partnerships have the right to defer any principal payment for up to six months so long as only one payment is deferred at any one time. The partnerships paid $2,627,000 of interest on the note receivable during the year ended June 30, 1997, and at June 30, 1997, $523,000 (1996 -- $775,000)
    of interest was accrued and outstanding.

    The Company has committed to provide the partnerships various credit facilities up to September 30, 1999, including a $7,000,000 (reducing to $5,500,000 at September 30, 1998) revolving line of credit and a non-revolving loan for $1,800,000, to fund costs in connection with a specific project. These loans earn interest at prime plus 2%. At June 30, 1997, $8,421,000 (1996 -- $8,015,000) was advanced under these facilities and accrued and unpaid interest amounted to $46,000. In addition, the Company has agreed to provide financial assistance by way of continuing liability under the assumed bank indebtedness and liability in respect of certain letters of credit. The Company earns fees in consideration for this financial assistance. The partnerships have guaranteed repayment of these facilities and indemnified the Company for any losses under them.

    The Company has engaged the partnerships to provide specified services in connection with the development, property management, marketing and sale of its remaining non-resort properties. For the year ended June 30, 1997, the Company incurred net costs of $2,353,000 (1996 -- $1,719,000) in respect of these services.

(c) Bank and other indebtedness at June 30, 1997 includes the following amounts due to significant corporate shareholders of the Company who are represented on the Company's Board of Directors:

    i. a convertible loan of $4,300,000 (1996 -- $4,300,000), which bears interest at 8% per annum, is collateralized by a second mortgage over a non-resort property and the limited partnership interest (note 8) and is due on August 31, 1999;

    ii. a loan of U.S. $1,284,000 (1996 -- U.S. $1,284,000), which bears interest at prime plus 1.25% per annum, is collateralized by a property under development and is due on April 30, 1998.

(d) All related party transactions described above have been recorded at the amounts paid or received as established and agreed upon by the Company and the related party.

NOTE 20 DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

    The consolidated financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") in Canada. The principles adopted in these financial statements conform in all material respects to those generally accepted in the United States except as summarized below:

                                                                                                       1997         1996
                                                                                                     --------     --------
Net income from continuing operations in accordance with Canadian GAAP...........................    $ 28,295     $ 19,657
Effects of differences in accounting for:
  Extinguishment of options and warrants (b).....................................................        (303)        (399)
  Investment income (c)..........................................................................         (95)        (370)
  Cost of sales pursuant to SFAS 109 (g).........................................................        (258)       --
  Depreciation pursuant to SFAS 109 (g)..........................................................        (335)       --
  Amortization of negative goodwill pursuant to SFAS 109 (g).....................................       1,457        --
  Provision for deferred taxes pursuant to SFAS 109 (g)..........................................        (652)       --
                                                                                                     --------     --------
Net income from continuing operations in accordance with United States GAAP......................      28,109       18,888
                                                                                                     --------     --------
Results of discontinued operations in accordance with Canadian GAAP..............................      (1,202)      (2,056)
Effects of differences in accounting for:
  Depreciation (a)...............................................................................        (760)        (854)
  Extinguishment of options and warrants (b).....................................................       --          (1,451)
  Financial instruments (f)......................................................................         118        1,237
  Income tax effect of depreciation adjustment...................................................         304        --
                                                                                                     --------     --------
Results of discontinued operations in accordance with United States GAAP.........................      (1,540)      (3,124)
                                                                                                     --------     --------
Net income in accordance with United States GAAP.................................................      26,569       15,764
Opening retained earnings in accordance with United States GAAP (d)..............................      85,225       73,147
Common share dividends...........................................................................      (4,592)      (3,686)
                                                                                                     --------     --------
Closing retained earnings in accordance with United States GAAP..................................    $107,202     $ 85,225
                                                                                                     ========     ========
Weighted average number of common shares outstanding and common stock equivalents (in
  thousands).....................................................................................      28,674       23,388
Income per common share (primary and fully diluted; in dollars)
  Income from continuing operations..............................................................    $   0.98     $   0.81
  Net income.....................................................................................    $   1.01     $   0.67
Capital stock in accordance with Canadian GAAP...................................................    $382,270     $198,179
Effects of differences in accounting for:
  Extinguishment of options and warrants (b).....................................................       2,153        1,850
  Shareholder loans (e)..........................................................................      (1,236)      (1,606)
  Financial instruments..........................................................................      (1,627)      (1,627)
                                                                                                     --------     --------
Capital stock in accordance with United States GAAP..............................................     381,560      196,796
Closing retained earnings in accordance with United States GAAP..................................     107,202       85,225
Foreign currency translation adjustment..........................................................       4,149        2,996
                                                                                                     --------     --------
Shareholders' equity in accordance with United States GAAP.......................................    $492,911     $285,017
                                                                                                     ========     ========

(a) Depreciation

    Certain of the Company's revenue producing properties are depreciated using the sinking fund method of depreciation. This method is not allowed under United States GAAP, accordingly depreciation has been recalculated over the estimated useful life (25 -- 40 years) of each property using the straight-line method.

    The net impact is a reduction of $938,000 at June 30, 1997 (1996 -- $938,000) in resort properties and a reduction of $2,761,000 at June 30, 1997 (June 30, 1996 -- $2,002,000) in non-resort properties.

(b) Extinguishment of Options and Warrants

    Payments made to extinguish options and warrants can be treated as capital items under Canadian GAAP. These payments would be treated as income items under United States GAAP.

(c) Investment Income

    Earnings of equity accounted investees have not been fully tax effected for Canadian GAAP. Under United States GAAP, these earnings must be tax effected, normally using capital gains rates. Based on United States tax regulations, additional tax of $95,000 would be recognized in the year ended June 30, 1997 (June 30, 1996 -- $370,000).

(d) Retained Earnings

    Opening retained earnings in accordance with United States GAAP for the year ended June 30, 1996 includes the effect of recalculating depreciation expense as described in (a) above. The net decrease in retained earnings was $2,085,000.

(e) Shareholders' Equity

    The Company accounts for loans provided to senior employees for the purchase of shares as amounts receivable. Under United States GAAP, these loans, totalling $1,236,000 and $1,606,000 as at June 30, 1997 and 1996,
    respectively, would be deducted from share capital.

(f) Financial Instruments

    Under Canadian GAAP, the components of convertible debt instruments are classified as a liability or as equity in accordance with the substance of the contractual arrangement (note 2). The interest expense included in the loss from discontinued operations would not exist under United States GAAP as there is no such requirement.

(g) Income Taxes

    The Company has adopted Statement of Financial Accounting Standards ("SFAS") 109, Accounting for Income Taxes, for the financial statement amounts presented under United States GAAP. SFAS 109 requires that deferred tax liabilities or assets be recognized for the difference between assigned values and tax bases of assets and liabilities acquired pursuant to a business combination except for non-tax deductible goodwill and unallocated negative goodwill. The effect of adopting SFAS 109 increases the carrying values of certain balance sheet amounts as follows:

                   Ski and resort assets.......................................................    $12,959
                   Negative goodwill...........................................................      4,786
                   Properties..................................................................      4,589
                   Deferred income tax asset...................................................      8,277
                   Deferred income tax liability...............................................     20,831

(h) Information Relating to Cash Flow

    The bank and other indebtedness and issue of common shares related to the financing of the acquisitions described in Notes 3(a), (b) and (c) are non-cash components of the acquisitions and under United States GAAP would not be included as financing and investing activities. Accordingly, financing cash flows would be decreased by $128,566,000 (1996 -- $44,315,000) and investing cash flows would be similarly decreased for both years.

                       CONSENT OF INDEPENDENT ACCOUNTANTS

     We consent to the use of the following report filed with the Form 40-F (the "Form 40-F") of Intrawest Corporation (the "Company") dated September 19, 1997 to be filed with the United States Securities and Exchange Commission:

     1. Auditors' Report to the Shareholders of the Company dated September 5, 1997 included in the Consolidated Audited Financial Statements of the Company for the Years ended June 30, 1997 and June 30, 1996.

Vancouver, Canada                                     (Signed) COOPERS & LYBRAND
September 25, 1997                                         Chartered Accountants

                  AUDITED CONSOLIDATED FINANCIAL STATEMENTS OF

                             INTRAWEST CORPORATION
                       YEARS ENDED JUNE 30, 1997 AND 1996

                                AUDITORS' REPORT

To the Shareholders of Intrawest Corporation

     We have audited the consolidated balance sheets of Intrawest Corporation as at June 30, 1997 and 1996 and the consolidated statements of operations, retained earnings, cash flow from operations and changes in financial position for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

     In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 1997 and 1996 and the results of its operations and the changes in its financial position for the years then ended in accordance with generally accepted accounting principles. As required by the British Columbia Company Act, we report that, in our opinion, these principles have been applied, after giving retroactive effect to the change in the method of accounting for financial instruments as explained in note 2 to the consolidated financial statements, on a consistent basis.

Vancouver, British Columbia                           (Signed) Coopers & Lybrand
September 5, 1997                                          Chartered Accountants

                                   INTRAWEST

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                             FOR THE YEARS ENDED
                                                                                   JUNE 30
                                                                           -----------------------
                                                                             1997           1996
                                                                           --------       --------
                                                                              (IN THOUSANDS OF
                                                                             DOLLARS EXCEPT PER
                                                                               SHARE AMOUNTS)
REVENUE
Ski and resort operations..............................................    $263,239       $165,282
Real estate sales......................................................     118,190        111,397
Rental properties......................................................       3,143            856
Income from equity accounted investment (note 3(d))....................       1,190          4,621
Interest and other income..............................................       3,213          1,181
                                                                           --------       --------
                                                                            388,975        283,337
                                                                           --------       --------
EXPENSES
Ski and resort operations..............................................     195,851        123,910
Real estate costs......................................................      95,858         95,699
Rental properties......................................................       2,181            559
Interest (note 15).....................................................      20,914         14,017
Depreciation and amortization..........................................      25,966         17,166
General and administrative.............................................       8,916          7,567
                                                                           --------       --------
                                                                            349,686        258,918
                                                                           --------       --------
Income before income taxes, non-controlling interest and discontinued
  operations...........................................................      39,289         24,419
Provision for income taxes (note 12)...................................       7,067          1,172
                                                                           --------       --------
Income before non-controlling interest and discontinued operations.....      32,222         23,247
Non-controlling interest...............................................       3,927          3,590
                                                                           --------       --------
Income from continuing operations......................................      28,295         19,657
Results of discontinued operations (note 4)............................      (1,202)        (2,056)
                                                                           --------       --------
Net income for the year................................................    $ 27,093       $ 17,601
                                                                           ========       ========
Income per common share
  Income from continuing operations....................................    $   1.02       $   0.85
  Net income*..........................................................    $   1.05       $   0.76
                                                                           ========       ========
Weighted average number of common shares outstanding (in thousands)....      27,809         23,048
                                                                           ========       ========

---------------

*Net income per common share for the year ended June 30, 1997 includes income per common share from discontinued operations for the six months ended December 31, 1996, amounting to $0.03. From January 1, 1997, the results of discontinued operations accrue to the holders of the Company's non-resort preferred shares (note 11(a)).

                                   INTRAWEST

                          CONSOLIDATED BALANCE SHEETS

                                                                                AS AT JUNE 30
                                                                            ----------------------
                                                                              1997          1996
                                                                            ---------     --------
                                                                               (IN THOUSANDS OF
                                                                                   DOLLARS)
ASSETS
Current assets
  Cash and short-term deposits (note 14(b)).............................    $  59,718     $ 28,761
  Other assets (note 8(a))..............................................       18,585       11,510
  Amounts receivable (note 7)...........................................       53,573       61,369
  Properties (note 6)
     Resort.............................................................      115,062       80,613
     Discontinued operations............................................       12,606       34,828
                                                                           ----------     --------
                                                                              259,544      217,081
Ski and resort operations (note 5)......................................      406,643      254,811
Goodwill (note 3(b) and (e))............................................       79,275       23,220
Properties (note 6)
  Resort................................................................      207,478      126,470
  Discontinued operations...............................................       63,556       67,539
Amounts receivable (note 7).............................................       41,080       29,748
Other assets (note 8(b))................................................       40,375       34,846
                                                                           ----------     --------
                                                                           $1,097,951     $753,715
                                                                           ==========     ========
LIABILITIES
Current liabilities
  Amounts payable.......................................................    $  71,290     $ 50,016
  Deferred revenue......................................................        4,191        3,137
  Bank and other indebtedness, current portion (note 9)
     Resort.............................................................       88,565      111,148
     Discontinued operations............................................        2,173       10,151
                                                                           ----------     --------
                                                                              166,219      174,452
Bank and other indebtedness (note 9)
  Resort................................................................      357,438      215,058
  Discontinued operations...............................................       41,580       43,481
Due to joint venture partners (note 13).................................       14,963       15,069
Deferred revenue........................................................        5,793        5,373
Deferred income taxes...................................................        2,583        --
Non-controlling interest in subsidiaries................................       11,307        9,959
                                                                           ----------     --------
                                                                              599,883      463,392
                                                                           ----------     --------
SHAREHOLDERS' EQUITY
Capital stock (note 11).................................................      382,270      198,179
Retained earnings.......................................................      111,649       89,148
Foreign currency translation adjustment.................................        4,149        2,996
                                                                           ----------     --------
                                                                              498,068      290,323
                                                                           ----------     --------
                                                                           $1,097,951     $753,715
                                                                           ==========     ========

Contingencies and commitments (note 14)

Approved on behalf of the Board

            (signed) Joe S. Houssian                        (signed) Paul M. Manheim
                    Director                                        Director

                                   INTRAWEST

                  CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

                                                                             FOR THE YEARS ENDED
                                                                                   JUNE 30
                                                                           -----------------------
                                                                             1997           1996
                                                                           --------        -------
                                                                              (IN THOUSANDS OF
                                                                                  DOLLARS)
Retained earnings -- beginning of year
  As previously reported...............................................    $ 90,385        $75,233
  Adoption of new accounting standard (note 2).........................      (1,237)         --
                                                                           --------        -------
  As restated..........................................................      89,148         75,233
Net income for the year................................................      27,093         17,601
Dividends..............................................................      (4,592)        (3,686)
                                                                           --------        -------
Retained earnings -- end of year.......................................    $111,649        $89,148
                                                                           ========        =======

              CONSOLIDATED STATEMENTS OF CASH FLOW FROM OPERATIONS

                                                                             FOR THE YEARS ENDED
                                                                                   JUNE 30
                                                                            ----------------------
                                                                             1997           1996
                                                                            -------        -------
                                                                               (IN THOUSANDS OF
                                                                              DOLLARS EXCEPT PER
                                                                                SHARE AMOUNTS)
Income before non-controlling interest and discontinued operations......    $32,222        $23,247
Items not affecting cash
  Depreciation and amortization.........................................     25,966         17,166
  Income from equity accounted investment...............................     (1,190)        (4,621)
  Deferred income taxes.................................................        487          --
                                                                            -------        -------
Cash flow from operations...............................................    $57,485        $35,792
                                                                            =======        =======
Cash flow per common share..............................................    $  1.87        $  1.34
                                                                            =======        =======

                                   INTRAWEST

            CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

                                                                             FOR THE YEARS ENDED
                                                                                   JUNE 30
                                                                           -----------------------
                                                                             1997          1996
                                                                           ---------     ---------
                                                                              (IN THOUSANDS OF
                                                                                  DOLLARS)
CASH PROVIDED BY (USED FOR)
OPERATING ACTIVITIES
Cash flow from operations..............................................    $  57,485     $  35,792
Recovery of costs through real estate sales............................       95,858        95,699
Increase in amounts receivable, net....................................      (13,567)      (12,870)
Acquisition and development of properties for sale.....................     (143,980)     (149,935)
Other changes in non-cash operating working capital....................      (13,241)       10,989
Cash provided by discontinued operations...............................       41,962        57,420
                                                                            --------      --------
                                                                              24,517        37,095
                                                                            --------      --------
FINANCING ACTIVITIES
Bank and other borrowings, net.........................................       30,096        64,607
Issue of capital stock.................................................      184,394           411
Extinguishment of warrants, options and conversion privilege...........         (303)       (1,850)
Dividends paid.........................................................       (4,592)       (3,686)
Distributions to non-controlling interests.............................       (2,579)       (2,339)
                                                                            --------      --------
                                                                             207,016        57,143
                                                                            --------      --------
INVESTING ACTIVITIES
Proceeds from revenue-producing properties, net........................        1,375         7,817
Expenditures on ski and resort operation assets........................      (51,693)      (28,098)
Acquisition of ski resort assets and investments.......................     (150,258)      (63,073)
                                                                            --------      --------
                                                                            (200,576)      (83,354)
                                                                            --------      --------
Increase in cash and short-term deposits...............................       30,957        10,884
Cash and short-term deposits -- beginning of year......................       28,761        17,877
                                                                            --------      --------
Cash and short-term deposits -- end of year............................    $  59,718     $  28,761
                                                                            ========      ========

                                   INTRAWEST

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                   FOR THE YEARS ENDED JUNE 30, 1997 AND 1996
      (tabular amounts in thousands of dollars unless otherwise indicated)

NOTE 1 SIGNIFICANT ACCOUNTING POLICIES

GENERAL

    The consolidated financial statements are prepared in accordance with generally accepted accounting principles in Canada as prescribed by The Canadian Institute of Chartered Accountants ("CICA"). Information regarding United States generally accepted accounting principles as it affects the Company is presented in note 20.

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

PRINCIPLES OF CONSOLIDATION

    The consolidated financial statements include:

(a) the accounts of the Company and its subsidiaries;

(b) the accounts of all incorporated and unincorporated joint ventures and non-controlled partnerships, to the extent of the Company's interest in their respective assets, liabilities, revenues and expenses.

    The Company's principal subsidiaries and controlled partnerships accounted for as subsidiaries are as follows:

                                                                                               PERCENTAGE
                                                                                            INTEREST HELD BY
                                                                                              THE COMPANY
                                                                                            ----------------
               Blackcomb Skiing Enterprises Ltd............................................       96.60
               Blackcomb Skiing Enterprises Limited Partnership............................       74.38
               Whistler Mountain Holdings Limited (note 3).................................      100.00
               Mont Tremblant Resorts and Company, Limited Partnership.....................      100.00
               IW Resorts Limited Partnership..............................................       97.55
               Mont Ste. Marie (1984) Inc. (note 3)........................................      100.00
               Intrawest Resort Ownership Corporation......................................      100.00
               Intrawest U.S.A., Inc.......................................................      100.00
               Intrawest U.S. Holdings Inc.................................................      100.00
               Stratton Ski Corporation....................................................      100.00
               Snowshoe Resort, Inc. (note 3)..............................................      100.00
               Copper Mountain, Inc. (note 3)..............................................      100.00

    The Company accounts for its 33% participating investment in Mammoth Mountain Ski Area by the equity method (note 3).

    In connection with a covenant not to compete with Blackcomb Skiing Enterprises Limited Partnership, the Company has agreed to provide Nippon Cable Co., Ltd. ("Nippon"), one of the minority partners in Blackcomb, with an option to acquire a 23% interest in property and assets related to Whistler Mountain at a price based on the terms of the Whistler acquisition (note 3). The terms of the option and the structure of Nippon's investment are under negotiation. The option will be exercisable during the 30-day period ending November 30, 1997.

SKI AND RESORT OPERATIONS

    The assets of the ski and resort operations are stated at cost less accumulated depreciation. Costs of ski lifts, area improvements and buildings are capitalized. Certain buildings, area improvements and equipment are located on leased or licensed land. Depreciation is provided over the estimated useful lives of each asset category using the declining balance method as follows.

               Buildings....................................................................   3.3% --  5%
               Ski lifts....................................................................     5% --  8%
               Area improvements............................................................    2% -- 3.3%
               Automotive, furniture and other equipment....................................   10% --  50%
               Leased vehicles..............................................................   20% --  25%

    Inventories are recorded at the lower of cost and net realizable value.

PROPERTIES

(a) Properties under development and held for sale

    Properties under development and held for sale are recorded at the lower of cost and net realizable value. Cost includes all expenditures incurred in connection with the acquisition, development and construction of these properties. These expenditures consist of all direct costs, interest on general and specific debt and general and administrative expenses. Revenue related specifically to such properties is treated as a reduction of costs.

    Costs associated with the development and investigation of the vacation ownership business, including research, consulting, legal and other costs associated with the registration of the product and program, are capitalized. These costs are amortized on a straight-line basis over ten years.

    Costs associated with the development of sales locations of the vacation ownership business, including operating and general and administrative costs incurred until a location is fully operational, are capitalized. Revenue related specifically to a location is treated as a reduction of costs during the start-up period. These costs are amortized on a straight-line basis over seven years. The Company provides for write-downs where the carrying value of a particular property exceeds its net realizable value.

(b) Revenue-producing properties

    Revenue-producing properties are stated at the lower of cost, net of accumulated depreciation, and the net recoverable amount. Buildings are depreciated using the declining balance method at annual rates of 3.3% to 5%. Leasehold improvements and other tenant inducements are amortized using the straight-line method over the term of the lease, plus one renewal period. Furniture and equipment are depreciated on a declining balance basis at 20% per annum.

(c) Classification

    Properties that are currently under development for sale and properties available for sale are classified as current assets. Related bank and other indebtedness is classified as a current liability.

REVENUE RECOGNITION

(a) Revenue from the sale of properties is recorded when title to the completed unit is conveyed to the purchaser and the purchaser becomes entitled to occupancy.

(b) Points revenue associated with membership in the vacation ownership business of the Intrawest Resort Club (which revenue is included in real estate sales) is recognized when the purchaser has paid the amount due on closing, all contract documentation has been executed and all other significant conditions of sale are met.

(c) Revenue from revenue-producing properties is recognized upon the earlier of attaining a break-even point in cash flow after debt servicing or the expiration of a reasonable period of time following substantial completion. Prior to this time, the properties are categorized as properties under development, and revenue related to such properties is applied to reduce development costs.

ADMINISTRATIVE FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

    Administrative furniture and equipment are stated at cost less accumulated depreciation. Depreciation is provided using the declining balance method at annual rates of 20% and 30%.

    Leasehold improvements are stated at cost less accumulated amortization. Amortization is provided using the straight-line method over the term of the lease, plus one renewal period.

DEFERRED FINANCING COSTS

    Deferred financing costs consist of legal and other fees related to the financing of the Company's ski and resort operations. These costs are amortized over the term of the financing.

GOODWILL

    Goodwill is amortized on the straight-line basis over a period of 40 years. In determining whether there is a permanent impairment in value, recoverability is based on estimated future cash flows.

DEFERRED REVENUE

    Deferred revenue mainly comprises season pass revenue and government grants. Deferred revenue which relates to the sale of season passes is recognized throughout the season based on the number of skier visits. Deferred revenue which relates to government grants for ski and resort operation assets is recognized on the same basis as the related assets are amortized. Deferred revenue which relates to government grants for properties under development is recognized as the properties are sold.

INCOME TAXES

    Income taxes are provided at current rates for all items included in the statements of operations, regardless of the period when such items are reported for income tax purposes. No adjustment is made to deferred income tax accounts for subsequent changes in income tax rates.

FOREIGN CURRENCY TRANSLATION

    The Company's operations in the United States are of a self-sustaining nature. Assets and liabilities are translated into Canadian dollars at the rate of exchange in effect at the balance sheet date. Revenue and expenses are translated at the weighted average rate for the year.

    Cumulative gains or losses arising from the translation of the assets and liabilities of these operations are recorded as a separate component of shareholders' equity.

INTEREST ALLOCATED TO DISCONTINUED OPERATIONS

    Interest allocated to discontinued operations is the total of interest on debt directly attributable to the discontinued operations and an allocation of interest on general corporate debt not directly attributable to continuing operations.

PER SHARE CALCULATION

    Income per common share has been calculated using the weighted average number of common shares outstanding during the year.

CASH FLOW FROM OPERATIONS

    Cash flow from operations is computed as income before non-controlling interest and discontinued operations adjusted for deferred income taxes, depreciation and amortization of capital items and other non-cash items. Cash flow from operations is different from cash flow from operating activities since it excludes the cash provided by or used for non-cash operating working capital accounts such as real estate inventory, amounts receivable and amounts payable. Cash flow from operations is reconciled to cash flow from operating activities in the consolidated statements of changes in financial position.

NOTE 2 ADOPTION OF NEW ACCOUNTING STANDARD

    Effective July 1, 1996, the Company has adopted, on a retroactive basis, the new CICA pronouncement on financial instruments as it affects convertible debt (note 11(c)), resulting in a decrease in results of discontinued operations for the year ended June 30, 1996 of $1,237,000, an increase in capital stock of $1,627,000 and a decrease in bank and other indebtedness of $390,000. This change in accounting policy has increased the loss from discontinued operations for the year ended June 30, 1997 by $118,000.

NOTE 3 ACQUISITIONS

(a) Effective December 18, 1996, the Company acquired property and assets related to Copper Mountain, Inc. ("Copper") in Colorado, U.S.A. The transaction was accounted for by the purchase method. Copper's results of operations have been consolidated with the operations of the Company from the effective date of purchase.

               Net assets acquired at fair market value
                 Ski and resort operations......................................................  $ 69,417
                 Properties under development and held for sale.................................    41,789
                 Net working capital............................................................    (7,702)
                 Assumption of debt.............................................................   (26,989)
                                                                                                  --------
                                                                                                    76,515
                 Cash...........................................................................     1,067
                                                                                                  --------
                                                                                                  $ 77,582
                                                                                                  ========
               Financed by
                 Cash...........................................................................  $ 19,704
                 New bank and other indebtedness................................................    18,003
                 Issue of 2,900,000 common shares...............................................    39,875
                                                                                                  --------
                                                                                                  $ 77,582
                                                                                                  ========

(b) Effective December 18, 1996, the Company acquired property and assets related to Whistler Mountain Holdings Limited ("Whistler") in British Columbia, Canada. The transaction was accounted for by the purchase method. Whistler's results of operations have been consolidated with the operations of the Company from the effective date of purchase.

               Net assets acquired at fair market value
                 Ski and resort operations......................................................  $ 49,926
                 Properties under development and held for sale.................................    25,072
                 Goodwill.......................................................................    56,009
                 Net working capital............................................................    (7,499)
                 Assumption of debt.............................................................   (51,789)
                                                                                                   -------
                                                                                                  $ 71,719
                                                                                                   =======
               Financed by
                 Cash...........................................................................  $  1,031
                 New bank and other indebtedness................................................    16,100
                 Issue of 3,970,000 common shares...............................................    54,588
                                                                                                   -------
                                                                                                  $ 71,719
                                                                                                   =======

(c) Effective December 21, 1996, the Company acquired property and assets for $957,000 cash related to Mont Ste. Marie (1984) Inc. ("Mont Ste. Marie") in Quebec, Canada. The transaction was accounted for by the purchase method. Mont Ste. Marie's results of operations have been consolidated with the operations of the Company from the effective date of purchase.

               Net assets acquired at fair market value
                 Ski and resort operations........................................................  $2,685
                 Net working capital..............................................................    (300)
                 Assumption of debt...............................................................  (1,428)
                                                                                                    ------
                                                                                                    $  957
                                                                                                    ======

(d) Effective December 22, 1995, the Company acquired 33% of Mammoth Mountain Ski Area ("MMSA") in California, U.S.A. The Company's proportionate share of income from the date of acquisition as reported by MMSA, net of amortization of excess purchase price over net assets acquired, is included in income and added to the cost of the investment. The excess purchase price, U.S.$8,170,000, is attributable to the ski and resort operation assets and is being amortized over the estimated useful lives of these assets at the average rate of 6% per annum using the declining balance method.

(e) On November 27, 1995, the Company acquired property and assets related to Snowshoe Mountain Resort and Silver Creek Resort ("Snowshoe") in West Virginia, U.S.A. The transaction was accounted for by the purchase method. Snowshoe's results of operations have been consolidated with the operations of the Company from the effective date of purchase.

               Net assets acquired at fair market value
                 Ski and resort operations.....................................................    $26,583
                 Goodwill......................................................................     23,385
                 Net working capital...........................................................     (4,071)
                                                                                                   -------
                                                                                                    45,897
                 Cash..........................................................................      4,771
                                                                                                   -------
                                                                                                   $50,668
                                                                                                   =======
               Financed by
                 Cash..........................................................................    $ 6,353
                 New bank and other indebtedness...............................................     43,390
                 Working capital adjustment....................................................        925
                                                                                                   -------
                                                                                                   $50,668
                                                                                                   =======

NOTE 4 DISCONTINUED OPERATIONS

    The Company plans to sell all of its remaining non-resort properties. For reporting purposes, the results of operations and cash flow from operating activities of this business have been disclosed separately from those of continuing operations for the periods presented.

    The results of discontinued operations, including an allocation of interest expense, are as follows:

                                                                                         1997        1996
                                                                                        -------     -------
               Revenue..............................................................    $51,095     $98,000
                                                                                        -------     -------
               Loss before current income taxes.....................................       (872)     (1,886)
               Provision for current income taxes...................................        330         170
                                                                                        -------     -------
               Loss from discontinued operations....................................    $(1,202)    $(2,056)
                                                                                        =======     =======

    The remaining assets and liabilities of discontinued operations are as follows:

                                                                                         1997        1996
                                                                                        -------     -------
               Current Assets
                 Properties.........................................................    $12,606     $34,828
               Other current assets.................................................     13,877      36,437
               Properties...........................................................     63,556      67,539
               Non-current assets...................................................     30,472      26,722
               Current liabilities..................................................      6,121      15,168
               Long-term debt and other liabilities.................................     41,361      41,514

    The cash flows from discontinued operations are as follows:

                                                                                         1997        1996
                                                                                        -------     -------
               Cash provided by (used for)
               Operating activities
                 Results of discontinued operations.................................    $(1,202)    $(2,056)
                 Depreciation and amortization......................................      1,626       1,555
                                                                                        -------     -------
                 Cash flow from operations..........................................        424        (501)
                 Recovery of costs through real estate sales........................     44,018      91,366
                 Decrease (increase) in amounts receivable, net.....................     17,287      (2,710)
                 Development of properties..........................................    (20,520)    (24,080)
                 Changes in other non-cash operating working capital................        753      (6,655)
                                                                                        -------     -------
                                                                                        41,962..     57,420
                                                                                        -------     -------
               Financing activity
                 Bank and other borrowings, net.....................................    (10,269)    (48,892)
                                                                                        -------     -------
               Investing activity
                 Proceeds from revenue-producing properties, net....................        888       8,129
                                                                                        -------     -------
               Increase in cash and short-term deposits.............................    $32,581     $16,657
                                                                                        =======     =======

    The holders of the non-resort preferred ("NRP") shares (note 11(a)) are entitled to receive the net cash flow from the discontinued operations from January 1, 1997 primarily by way of redemption of their NRP shares. Annual distributions of such cash flows are payable on September 30 of each year covering the period ended on the previous June 30. The net cash flow from the discontinued operations for the period from January 1, 1997 to June 30, 1997 was $13,606,000. After deducting a reserve of $4,591,000 (to cover potential working capital requirements as provided for in the rights and restrictions attached to the NRP shares), the net cash flow available to redeem NRP shares on September 30, 1997 was $9,015,000, representing 2,360,000 NRP shares at $3.82 per share.

NOTE 5 SKI AND RESORT OPERATIONS

                                                                                       1997
                                                                       -------------------------------------
                                                                                    ACCUMULATED
                                                                         COST       DEPRECIATION      NET
                                                                       --------     -----------     --------
               Ski operations
                 Land..............................................    $ 43,121       $--           $ 43,121
                 Buildings.........................................     101,770        17,824         83,946
                 Ski lifts and area improvements...................     195,074        32,312        162,762
                 Automotive, furniture and other equipment.........      49,951        18,107         31,844
                 Leased vehicles...................................      13,340         5,861          7,479
                                                                       --------       -------       --------
                                                                        403,256        74,104        329,152
                                                                       --------       -------       --------
               Resort operations
                 Land..............................................       8,171        --              8,171
                 Buildings.........................................      47,039         4,929         42,110
                 Area improvements.................................      29,926         2,716         27,210
                                                                       --------       -------       --------
                                                                         85,136         7,645         77,491
                                                                       --------       -------       --------
                                                                       $488,392       $81,749       $406,643
                                                                       ========       =======       ========

                                                                                       1996
                                                                       -------------------------------------
                                                                                    ACCUMULATED
                                                                         COST       DEPRECIATION      NET
                                                                       --------     -----------     --------
               Ski operations
                 Land..............................................    $ 11,015       $--           $ 11,015
                 Buildings.........................................      61,490        13,813         47,677
                 Ski lifts and area improvements...................     140,966        25,271        115,695
                 Automotive, furniture and other equipment.........      31,414        13,808         17,606
                 Leased vehicles...................................       8,241         4,024          4,217
                                                                       --------       -------       --------
                                                                        253,126        56,916        196,210
                                                                       --------       -------       --------
               Resort operations
                 Land..............................................       7,931        --              7,931
                 Buildings.........................................      26,184         4,528         21,656
                 Area improvements.................................      30,967         1,953         29,014
                                                                       --------       -------       --------
                                                                         65,082         6,481         58,601
                                                                       --------       -------       --------
                                                                       $318,208       $63,397       $254,811
                                                                       ========       =======       ========

    The ski and resort operations have been pledged as security for certain of the Company's bank and other indebtedness (note 9).

NOTE 6 PROPERTIES

                                                                                                    1997
                                                                                                  --------
               Properties under development and held for sale
                 Acquisition costs............................................................    $140,652
                 Interest.....................................................................      18,230
                 Development costs............................................................     157,174
                 Administrative expenses......................................................      15,807
                 Net rental income............................................................      (1,430)
                                                                                                   -------
                                                                                                   330,433
                                                                                                   -------

                                                                                    ACCUMULATED
                                                                         COST       DEPRECIATION      NET
                                                                        -------     -----------     --------
               Revenue-producing properties
                 Land...............................................    $ 9,664       $--              9,664
                 Buildings..........................................     60,720         6,328         54,392
                 Leasehold improvements and equipment...............      7,868         3,655          4,213
                                                                        -------        ------       --------
                                                                        $78,252       $ 9,983         68,269
                                                                        =======        ======
                                                                                                    --------
                                                                                                    $398,702
                                                                                                    ========

                                                                                                    1996
                                                                                                  --------
               Properties under development and held for sale
                 Acquisition costs............................................................    $106,951
                 Interest.....................................................................      25,675
                 Development costs............................................................     103,484
                 Administrative expenses......................................................      21,195
                 Net rental income............................................................      (1,675)
                                                                                                   -------
                                                                                                   255,630
                                                                                                   -------

                                                                                    ACCUMULATED
                                                                         COST       DEPRECIATION      NET
                                                                        -------     -----------     --------
               Revenue-producing properties
                 Land...............................................    $ 9,570       $--              9,570
                 Buildings..........................................     42,840         3,779         39,061
                 Leasehold improvements and equipment...............      9,370         4,181          5,189
                                                                        -------        ------       --------
                                                                        $61,780       $ 7,960         53,820
                                                                        =======        ======
                                                                                                    --------
                                                                                                    $309,450
                                                                                                    ========

    Properties are classified as follows for balance sheet purposes:

                                                                                        1997         1996
                                                                                      --------     --------
               Current assets
                 Resort...........................................................    $115,062     $ 80,613
                 Discontinued operations..........................................      12,606       34,828
               Long-term assets
                 Resort...........................................................     207,478      126,470
                 Discontinued operations..........................................      63,556       67,539
                                                                                      --------     --------
                                                                                      $398,702     $309,450
                                                                                      ========     ========

    During the year ended June 30, 1997, $10,412,000 (1996 -- $13,668,000) of interest (note 15) and $8,941,000 (1996 -- $5,240,000) of administrative expenses were capitalized to properties.

    Properties have been pledged as security for certain of the Company's bank and other indebtedness (note 9).

NOTE 7 AMOUNTS RECEIVABLE

                                                                                         1997        1996
                                                                                        -------     -------
               Receivable from sales of real estate.................................    $15,132     $15,294
               Ski and resort operation receivables.................................     12,906       7,145
               Loans, mortgages and notes receivable (note 19 (b))..................     53,053      49,221
               Funded senior employee share purchase plan (note 11(e))..............      1,236       1,606
               Other accounts receivable............................................     12,326      17,851
                                                                                        -------     -------
                                                                                         94,653      91,117
               Less: current portion................................................     53,573      61,369
                                                                                        -------     -------
                                                                                        $41,080     $29,748
                                                                                        =======     =======

    Receivables are due approximately as follows:

               Year ending June 30, 1998.......................................................    $53,573
                                 1999..........................................................     16,361
                                 2000..........................................................      7,156
                                 2001..........................................................      2,258
                                 2002..........................................................      2,578
                     Subsequent to 2002........................................................     12,727
                                                                                                   -------
                                                                                                   $94,653
                                                                                                   =======

    The loans, mortgages and notes receivable bear interest at both fixed and floating rates which averaged 8.51% per annum as at June 30, 1997 (1996 -- 9.88%). These amounts have been pledged as security for certain of the Company's bank and other indebtedness (note 9).

NOTE 8 OTHER ASSETS

(a) Current

                                                                                        1997         1996
                                                                                      --------     --------
               Ski operation inventories..........................................    $ 11,978     $  6,514
               Prepaid expenses and other.........................................       6,607        4,996
                                                                                      --------     --------
                                                                                      $ 18,585     $ 11,510
                                                                                      ========     ========

(b) Long-term

                                                                                        1997         1996
                                                                                      --------     --------
               Administrative furniture, equipment and leasehold improvements, at cost less accumulated depreciation of $4,696,000 (1996 --
                 $2,952,000)......................................................    $  5,169     $  3,597
               Deferred financing and other costs.................................       4,701        4,277
               Investment in Mammoth Mountain Ski Area, at equity.................      18,511       17,002
               Investments, at cost...............................................       8,794        8,824
               Other..............................................................       3,200        1,146
                                                                                      --------     --------
                                                                                      $ 40,375     $ 34,846
                                                                                      ========     ========

    Investments include a limited partnership interest in the amount of $7,500,000 acquired as partial consideration in connection with the sale of a non-resort property. The partnership interest is expected to be fully recoverable out of the available annual cash flow and/or proceeds from the ultimate sale of the property.

NOTE 9 BANK AND OTHER INDEBTEDNESS

    The Company has obtained financing for its operations from various financial institutions by pledging individual assets as security for such financing. Security for general corporate debt is provided by general security which includes a floating charge on the Company's assets and undertakings, fixed charges on real estate properties, and assignment of mortgages and notes receivable. The following table summarizes the primary security provided by the Company, where appropriate, and indicates the applicable type of financing, maturity dates and the weighted average interest rate at June 30, 1997.

                                                                           WEIGHTED
                                                         MATURITY          AVERAGE
                                                           DATES        INTEREST RATE        1997         1996
                                                        -----------     --------------     --------     --------
               Ski and resort operations
                 Mortgages and bank loans...........    Demand-2017           6.16%        $279,732     $197,913
                 Obligations under capital leases...      1998-2001           8.77%           9,370        8,608
                                                                                           --------     --------
                                                                                            289,102      206,521
                                                                                           --------     --------
               Properties
                 Interim financing on properties
                   under development and held for
                   sale.............................      1998-2009           5.96%         133,743       85,067
                 Mortgages on revenue-producing
                   properties.......................      1998-2034           7.60%          37,865       38,884
                                                                                           --------     --------
                                                                                            171,608      123,951
                                                                                           --------     --------
               General corporate debt...............      1998-1999           8.00%           4,046       24,366
                                                                                           --------     --------
               Unsecured debenture..................           2003           9.32%          25,000       25,000
                                                                                           --------     --------
                                                                              6.44%         489,756      379,838
               Less: current portion................                                         90,738      121,299
                                                                                           --------     --------
                                                                                           $399,018     $258,539
                                                                                           ========     ========

    Principal repayments and the components related to either floating or fixed interest rates are as follows:

                                                                           INTEREST RATES
                                                                        ---------------------
                                                                        FLOATING      FIXED       REPAYMENTS
                                                                        --------     --------     ----------
               Year ending June 30, 1998............................    $ 59,956     $ 30,782      $ 90,738
                                    1999............................      23,603       41,740        65,343
                                    2000............................      16,039       16,200        32,239
                                    2001............................      20,526       39,496        60,022
                                    2002............................      65,122       13,393        78,515
                      Subsequent to 2002............................      91,526       71,373       162,899
                                                                        --------     --------      --------
                                                                        $276,772     $212,984      $489,756
                                                                        ========     ========      ========

    The Company has entered into a swap agreement to fix the interest rate on a portion of its floating rate debt. The Company has $30,000,000 of bank loans swapped against debt with a fixed interest rate of 8.25%, including applicable stamping fees, under an agreement expiring in 2002.

    Certain amounts owing to banks are evidenced by demand notes which are classified for repayment according to expected or agreed settlement dates.

    Bank and other indebtedness of $194,447,000 (1996 -- $149,165,000) is guaranteed by the Company in addition to being secured by the specific property or asset.

    Bank and other indebtedness includes indebtedness in the amount of $207,800,000 (1996 -- $141,642,000), which is repayable in United States dollars of $150,525,000 (1996 -- $103,866,000).

    The Company is committed to capital lease obligations as follows:

                                                                                         1997        1996
                                                                                        -------     -------
               Minimum lease payments...............................................    $10,526     $10,053
               Less: interest.......................................................      1,156       1,445
                                                                                        -------     -------
               Lease principal obligation...........................................    $ 9,370     $ 8,608
                                                                                        =======     =======

    Future minimum lease payments are as follows:

               Year ending June 30, 1998.......................................................    $ 4,952
                                    1999.......................................................      3,431
                                    2000.......................................................      1,290
                                    2001.......................................................        550
                                    2002.......................................................        296
                      Subsequent to 2002.......................................................          7
                                                                                                   -------
                                                                                                   $10,526
                                                                                                   =======

NOTE 10 GOVERNMENT ASSISTANCE

    The federal government and the Province of Quebec have granted financial assistance to the Company in the form of interest-free loans and grants for the construction of specified four-season tourist facilities at Mont Tremblant. The loans, which will total $20,100,000 when they are fully advanced, are repayable over seven years starting in 2000. At June 30, 1997, the Company had received $17,693,000 of interest-free loans (1996 -- $17,338,000) which amounts are included in bank and other indebtedness. The grants, which will total $11,600,000 when they are fully advanced, amounted to $9,642,000 at June 30, 1997 (1996 -- $8,137,000). The grants received during the year ended June 30, 1997 amounting to $1,505,000 (1996 -- $3,177,000) have been credited as follows:
$nil (1996 -- $567,000) to ski and resort operation assets, $nil (1996 -- $919,000) to properties and $1,505,000 (1996 -- $1,691,000) to cost of real estate sales.

NOTE 11 CAPITAL STOCK

(a) Share Capital Reorganization

    Effective March 14, 1997, the Company completed a reorganization of its share capital designed to separate the remaining non-resort real estate assets from the rest of the Company's business. Under the reorganization, each existing common share was exchanged for one new common share and one NRP share. The new common shares have the same attributes as the old common shares.

    The NRP shares were recorded at a value of $88,543,000 before deduction of issue costs of $329,000 ($3.82 per share), equal to the book value of the net equity of the non-resort assets at December 31, 1996, and the book value of the common shares was reduced by the same amount. The Company expects that the non-resort assets will be disposed of in an orderly manner and the net cash flow from these assets distributed to the NRP shareholders, primarily by way of redemption of their shares as described in note 4. The amount ultimately realized will be subject to prevailing real estate market conditions. As at June 30, 1997, the book value of the net equity of the non-resort assets was $86,635,000.

    All stock option information is stated to reflect the share capital reorganization.

(b) Capital Stock

    The Company's capital stock comprises the following:

                                                                                        1997         1996
                                                                                      --------     --------
               Common shares......................................................    $293,649     $198,179
               NRP shares.........................................................      88,621        --
                                                                                      --------     --------
                                                                                      $382,270     $198,179
                                                                                      ========     ========

    i.   Common Shares

       Authorized -- 50,000,000 without par value.

       Issued --

                                                                     1997                       1996
                                                            ----------------------     ----------------------
                                                            NUMBER OF                  NUMBER OF
                                                             COMMON                     COMMON
                                                             SHARES        AMOUNT       SHARES        AMOUNT
                                                            ---------     --------     ---------     --------
               Balance at beginning of year.............    23,063,490    $198,179     23,026,790    $197,991
               Adoption of new accounting standard (note
                 2).....................................       --            --           --            1,627
               Reorganization of shares.................       --          (88,543)       --            --
               Issued for acquisitions (note 3).........     6,870,000      94,463        --            --
               Issued for cash, net of issue costs......     4,000,000      86,129        --            --
               Issued on exercise of option.............       123,146       1,236        --            --
               Funded senior employee share purchase and
                 stock option plans.....................       224,900       2,488         36,700         411
               Extinguishment of warrants, options and
                 conversion privilege...................       --             (303)       --           (1,850)
                                                            ----------    --------     ----------    --------
               Balance at end of year...................    34,281,536    $293,649     23,063,490    $198,179
                                                            ==========    ========     ==========    ========

    ii.   NRP Shares

       Authorized -- 50,000,000 without par value, redeemable at $3.82 per share except for the final redemption which shall be subject to a premium or discount based on available cash flow relating to the non-resort assets.

       Issued --

                                                                                              1997
                                                                                      ---------------------
                                                                                      NUMBER OF
                                                                                         NRP
                                                                                       SHARES       AMOUNT
                                                                                      ----------    -------
               Issued on reorganization of share capital, net of issue costs......    23,198,190    $88,214
               Issued on exercise of option.......................................       123,146        134
               Stock option plan..................................................       226,600        273
                                                                                      ----------    -------
               Balance at end of year.............................................    23,547,936    $88,621
                                                                                      ==========    =======

    iii.  Preferred Shares

       Authorized -- 10,000,000 without par value.

       Issued -- nil

(c) Stock Options

    The Company has a stock option plan which provides for grants to officers and employees of the Company and its subsidiaries of options to purchase common shares and NRP shares of the Company. Options granted under the stock option plan vest equally over a period of five years. At June 30, 1997, stock options outstanding totalled 1,960,800 common shares, exercisable at prices from $9.51 to $20.15, expiring up to 2007 and 1,824,400 NRP shares exercisable at prices from $1.04 to $2.20, expiring up to 2007. During the year ended June 30, 1997, options were exercised for 224,900 common shares and 226,600 NRP shares. In addition, options for 35,000 common shares were extinguished.

    In 1993 the Company issued a warrant in connection with an unsecured debenture. The warrant holder had the right to acquire 450,000 common shares at $14.375 per share, expiring in September 1996. During the year ended June 30, 1996, the Company extinguished the warrant.

    During the year ended September 30, 1992, the Company granted an option to purchase 123,146 common shares at a price of $10.035 per common share and 123,146 NRP shares at a price of $1.09 per NRP share in connection with a loan guarantee for the financing of certain capital improvements. During the year ended June 30, 1997, this option was exercised. In addition, the Company granted to a property lender (note 19(c)) the right to convert its loan of $8,600,000 on August 31, 1999 into 637,037 common shares at a conversion price of $12.18 per common share and 637,037 NRP shares at a conversion price of $1.32 per NRP share. During the year ended June 30, 1996, the property was sold and the Company repaid half of the debt as well as an accrued return of $1,158,000 and this extinguished the conversion privilege with respect to 318,518 common and NRP shares.

(d) Employee Share Purchase Plan

    The employee share purchase plan permits full-time employees of the Company and its subsidiaries and limited partnerships to purchase common shares through payroll deductions. The Company contributes $1 for every $3 contributed by an employee. To June 30, 1997, a total of 65,809 (1996 -- 65,809) common shares have been issued from treasury under this plan. The board of directors has authorized and reserved a further 100,000 common shares for issuance under this plan.

(e) Funded Senior Employee Share Purchase Plan

    The Company has a funded senior employee share purchase plan which provides for loans to be made to designated eligible employees to be used to subscribe for common shares. At June 30, 1997, loans to employees under the funded senior employee share purchase plan amounted to $1,236,000 with respect to 136,850 common shares and 128,750 NRP shares (1996 -- $1,606,000 with respect to 171,350 common shares). The loans are interest-free, secured by a promissory note and a pledge of the shares and mature by 2005. The board of directors has authorized and reserved a further 100,000 common shares for issuance under this plan.

NOTE 12 INCOME TAXES

(a) Provision for income taxes

                                                                                           1997       1996
                                                                                          ------     ------
               Current................................................................    $6,580     $1,172
               Deferred...............................................................       487       --
                                                                                          ------     ------
                                                                                          $7,067     $1,172
                                                                                          ======     ======

    The reconciliation of income taxes calculated at the statutory rate to the actual income tax provision is as follows:

                                                                                         1997        1996
                                                                                        -------     -------
               Statutory rate.......................................................      45.6%       45.6%
               Income tax charge at statutory rate..................................    $17,510     $10,275
               Non-deductible depreciation and amortization.........................        782       --
               Large Corporations Tax...............................................      1,437         848
               Taxes related to non-controlling interest share of earnings..........     (1,532)     (1,427)
               Taxes related to equity accounted investment.........................       (542)     (2,106)
               Foreign taxes different from statutory rate..........................     (5,576)     (1,870)
               Realization of tax losses of subsidiary..............................      --         (2,287)
               Additional amounts deductible related to properties and ski and
                 resort operation assets (see (b) below)............................     (5,735)     (2,585)
               Other................................................................      1,053         494
                                                                                        -------     -------
                                                                                          7,397       1,342
               Less: current income taxes related to discontinued operations........        330         170
                                                                                        -------     -------
               Provision for income taxes...........................................    $ 7,067     $ 1,172
                                                                                        =======     =======

(b) Certain properties and ski and resort operation assets were acquired at a tax value in excess of their recorded value, with the result that a deferred income tax provision was not required. In addition, certain subsidiaries of the Company have losses available to carry forward for income tax purposes for which the potential income tax benefits have not been recognized. At June 30, 1997, approximately $31,370,000 has not been recognized for accounting purposes.

NOTE 13 JOINT VENTURES

    The following amounts represent the Company's proportionate interest in joint ventures and non-controlled partnerships:

                                                                                        1997         1996
                                                                                      --------     --------
               Properties, current................................................    $ 28,671     $ 55,386
               Other current assets...............................................       8,572       18,088
                                                                                      --------     --------
                                                                                        37,243       73,474
               Current liabilities................................................     (31,469)     (31,761)
                                                                                      --------     --------
               Working capital....................................................       5,774       41,713
               Properties, non-current............................................     101,223       75,113
               Long-term debt.....................................................     (59,434)     (32,173)
               Other, net.........................................................         379      (15,047)
                                                                                      --------     --------
                                                                                      $ 47,942     $ 69,606
                                                                                      ========     ========

                                                                                        1997         1996
                                                                                      --------     --------
               Revenue............................................................    $ 21,457     $ 30,320
               Expenses...........................................................      19,646       28,358
                                                                                      --------     --------
               Income from continuing operations..................................       1,811        1,962
               Results of discontinued operations.................................         996          222
                                                                                      --------     --------
                                                                                      $  2,807     $  2,184
                                                                                      ========     ========

Cash provided by (used for)

                                                                                        1997         1996
                                                                                      --------     --------
               Operating activities
                 Income...........................................................    $  1,811     $  1,962
                 Depreciation and amortization....................................       1,078          316
                 Other non-cash items net of changes in operating working
                   capital........................................................     (21,489)     (28,848)
                 Cash provided by discontinued operations.........................      32,856        1,036
                                                                                      --------     --------
                                                                                        14,256      (25,534)
                                                                                      --------     --------
               Financing activity
                 Bank and other borrowings, net...................................       6,324        1,655
                                                                                      --------     --------
               Investing activity
                 Proceeds from (expenditures on) revenue-producing properties,
                   net............................................................      (1,064)         108
                                                                                      --------     --------
               Increase (decrease) in cash and short-term deposits................    $ 19,516     $(23,771)
                                                                                      ========     ========

    The amount payable to the Company's joint venture partners in various properties, net of amounts receivable, results from the use of the proportionate consolidation method of accounting. Payments to the joint venture partners are governed by the terms of the respective joint venture agreement.

NOTE 14 CONTINGENCIES AND COMMITMENTS

(a) The Company holds the licences and land leases with respect to six of its ski operations. These leases expire at various times between 2032 and 2051 and provide for annual payments generally in the range of 2% of defined gross revenues.

(b) Cash and short-term deposits include amounts totalling $7,995,000 (1996 -- $4,050,000) that can only be used for specific purposes or held as security.

(c) The Company has estimated costs to complete ski and resort operation assets and properties currently under construction and held for sale amounting to $154,654,000 at June 30, 1997 (1996 -- $118,246,000). The Company has
    financing commitments of $128,372,000 (1996 -- $100,738,000) related to these costs.

(d) The Company has entered into various operating lease commitments, aggregating $15,110,000 (1996 -- $8,889,000), payable as follows:

               Year ending June 30, 1998.......................................................    $ 3,344
                                    1999.......................................................      2,803
                                    2000.......................................................      2,536
                                    2001.......................................................      2,336
                                    2002.......................................................      1,513
                      Subsequent to 2002.......................................................      2,578
                                                                                                   -------
                                                                                                   $15,110
                                                                                                   =======

(e) The Company is contingently liable for $44,496,000 of indebtedness at June 30, 1997, of which $41,496,000 relates to certain non-resort properties under development sold during the year ended September 30, 1994 (note 19(b)). The purchasers of these properties have provided guarantees to the Company in respect of the indebtedness and have indemnified the Company for any potential losses resulting from the contingent liability.

(f) The Company is contingently liable for the obligations of certain joint ventures and limited partnerships. The assets of these joint ventures and limited partnerships, which in all cases exceed the obligations, are available to satisfy such obligations.

(g) The Company has received reassessments for the 1986 to 1989 taxation years that significantly increase Blackcomb Skiing Enterprises Ltd.'s income for tax purposes. The Company has filed notices of objection to the reassessments. In addition, Blackcomb Skiing Enterprises Ltd. has filed amendments to its 1982 to 1991 income tax returns to claim additional capital cost allowance to reduce the proposed increase in income for tax purposes. The potential tax liability is approximately $4,900,000, which is composed of current taxes of $2,200,000, including interest, and deferred income taxes of $2,700,000. In March 1994 the Company paid $1,585,000 to Revenue Canada, Taxation as required by legislation when a notice of objection is filed. This amount is included in amounts receivable as the outcome of these reassessments cannot be determined at this time.

NOTE 15 INTEREST EXPENSE

                                                                                         1997        1996
                                                                                        -------     -------
               Total interest incurred..............................................    $35,535     $32,406
               Less: interest capitalized to ski and resort operation assets........        771         459
                   interest capitalized to properties, net of capitalized interest recorded in real estate cost of sales of $1,271,000 and in discontinued operations of $784,000 (1996 -- $2,551,000 and
                     $3,463,000, respectively)......................................      8,357       7,654
                                                                                        -------     -------
                                                                                        $26,407     $24,293
                                                                                        =======     =======
               Interest was charged to income as follows:
                 Real estate costs..................................................    $ 1,271     $ 2,371
                 Ski operations -- employee housing.................................        945         920
                 Interest expense...................................................     20,914      14,017
                 Discontinued operations............................................      3,277       6,985
                                                                                        -------     -------
                                                                                        $26,407     $24,293
                                                                                        =======     =======

    Real estate costs and discontinued operations also include $3,430,000 (1996 -- $517,000) and $3,518,000 (1996 -- $8,545,000), respectively, of interest incurred in prior years.

NOTE 16 FAIR VALUE OF FINANCIAL INSTRUMENTS

    The Company has various financial instruments including cash and cash equivalents, amounts receivable, loans, mortgages and notes receivable, amounts payable and accrued liabilities. Due to their short-term maturity or, in the case of loans, mortgages and notes receivable, their market comparable interest rates, the book value approximates fair value. Debt and interest swap agreements are also financial instruments. The fair values at June 30, 1997 and 1996 were estimated by discounting future cash flows at estimated market rates and are summarized as follows:

                                                                 1997                          1996
                                                       -------------------------     -------------------------
                                                       BOOK VALUE     FAIR VALUE     BOOK VALUE     FAIR VALUE
                                                       ----------     ----------     ----------     ----------
               Debt and interest swap agreements...     $489,756       $475,063       $380,228       $360,271

NOTE 17 PENSION PLANS

    Effective January 1, 1995, the Company introduced two defined benefit pension plans for certain of its senior executives. The value of the pension fund assets at June 30, 1997 and the present value of the accrued pension benefits attributed to services rendered up to June 30, 1997 are $1,386,000 and $3,764,000, respectively (1996 -- $862,000 and $3,376,000, respectively).

NOTE 18 SEGMENTED INFORMATION

    Industry and geographical information related to the Company's continuing operations is as follows:

(a) Industry Segments

                                                                                                      1997          1996
                                                                                                    ---------     --------
Revenue
  Ski and resort operations.....................................................................    $ 265,492     $170,986
  Real estate operations........................................................................      123,483      112,351
                                                                                                    ---------     --------
  Consolidated..................................................................................    $ 388,975     $283,337
                                                                                                    =========     ========
Operating profit after deducting depreciation and amortization
  Ski and resort operations.....................................................................    $  46,437     $ 31,030
  Real estate operations........................................................................       22,682       14,973
                                                                                                    ---------     --------
                                                                                                    $  69,119     $ 46,003
Less: unallocated corporate expenses
  Interest......................................................................................      (20,914)     (14,017)
  General and administrative....................................................................       (8,916)      (7,567)
                                                                                                    ---------     --------
  Consolidated..................................................................................    $  39,289     $ 24,419
                                                                                                    =========     ========
Identifiable assets
  Ski and resort operations.....................................................................    $ 576,991     $324,714
  Real estate operations........................................................................      400,449      263,475
  Discontinued operations.......................................................................      120,511      165,526
                                                                                                   ----------    ---------
  Consolidated..................................................................................   $1,097,951     $753,715
                                                                                                   ==========    =========
Capital acquisitions
  Ski and resort operations.....................................................................    $  51,693     $ 28,098
                                                                                                    =========     ========
Depreciation and amortization
  Ski and resort operations.....................................................................    $  23,204     $ 16,045
  Real estate operations........................................................................        1,740          668
  Unallocated corporate.........................................................................        1,022          453
                                                                                                    ---------     --------
  Consolidated..................................................................................    $  25,966     $ 17,166
                                                                                                    =========     ========

(b) Geographic Segments

                                                                                                      1997          1996
                                                                                                    ---------     --------
Revenue
  Canada........................................................................................    $ 255,016     $193,579
  United States.................................................................................      133,959       89,758
                                                                                                    ---------     --------
  Consolidated..................................................................................    $ 388,975     $283,337
                                                                                                    =========     ========
Operating profit after deducting depreciation and amortization
  Canada........................................................................................    $  33,143     $  7,738
  United States.................................................................................        6,146       16,681
                                                                                                    ---------     --------
  Consolidated..................................................................................    $  39,289     $ 24,419
                                                                                                    =========     ========
Identifiable assets
  Canada........................................................................................    $ 593,134     $395,580
  United States.................................................................................      384,306      192,609
  Discontinued operations.......................................................................      120,511      165,526
                                                                                                   ----------     --------
  Consolidated..................................................................................   $1,097,951     $753,715
                                                                                                   ==========     ========

NOTE 19 RELATED PARTY TRANSACTIONS

(a) Amounts receivable include loans of $1,490,000 (1996 -- $1,490,000) advanced, in connection with the Canadian tax liabilities incurred as a result of the reorganization of the Company in 1990, to shareholders which are holding companies controlled by a director of the Company. The loans are interest-free and mature in December 1997.

(b) Effective April 1, 1994, the Company sold substantially all of its industrial and non-resort residential properties under development in British Columbia and Washington State to two partnerships formed by a group of investors. The managing general partners of the partnerships are corporations controlled by a director of the Company.

    The consideration for the sale included a vendor takeback note for $31,700,000 which was originally scheduled to be fully repaid, with interest at 10.75% per annum, in semi-annual instalments by September 30, 1997. To June 30, 1997, the partnerships had repaid $12,160,000 and the repayment of the balance, with interest at 10% per annum, has been renegotiated as follows:

               September 30, 1997..............................................................    $ 3,500
               March 31, 1998..................................................................      3,500
               September 30, 1998..............................................................      3,500
               March 31, 1999..................................................................      3,500
               September 30, 1999..............................................................      5,540
                                                                                                   -------
                                                                                                   $19,540
                                                                                                   =======

    Subject to full repayment by September 30, 1999 and a 1% extension fee, the partnerships have the right to defer any principal payment for up to six months so long as only one payment is deferred at any one time. The partnerships paid $2,627,000 of interest on the note receivable during the year ended June 30, 1997, and at June 30, 1997, $523,000 (1996 -- $775,000)
    of interest was accrued and outstanding.

    The Company has committed to provide the partnerships various credit facilities up to September 30, 1999, including a $7,000,000 (reducing to $5,500,000 at September 30, 1998) revolving line of credit and a non-revolving loan for $1,800,000, to fund costs in connection with a specific project. These loans earn interest at prime plus 2%. At June 30, 1997, $8,421,000 (1996 -- $8,015,000) was advanced under these facilities and accrued and unpaid interest amounted to $46,000. In addition, the Company has agreed to provide financial assistance by way of continuing liability under the assumed bank indebtedness and liability in respect of certain letters of credit. The Company earns fees in consideration for this financial assistance. The partnerships have guaranteed repayment of these facilities and indemnified the Company for any losses under them.

    The Company has engaged the partnerships to provide specified services in connection with the development, property management, marketing and sale of its remaining non-resort properties. For the year ended June 30, 1997, the Company incurred net costs of $2,353,000 (1996 -- $1,719,000) in respect of these services.

(c) Bank and other indebtedness at June 30, 1997 includes the following amounts due to significant corporate shareholders of the Company who are represented on the Company's Board of Directors:

    i. a convertible loan of $4,300,000 (1996 -- $4,300,000), which bears interest at 8% per annum, is collateralized by a second mortgage over a non-resort property and the limited partnership interest (note 8) and is due on August 31, 1999;

    ii. a loan of U.S. $1,284,000 (1996 -- U.S. $1,284,000), which bears interest at prime plus 1.25% per annum, is collateralized by a property under development and is due on April 30, 1998.

(d) All related party transactions described above have been recorded at the amounts paid or received as established and agreed upon by the Company and the related party.

NOTE 20 DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

    The consolidated financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") in Canada. The principles adopted in these financial statements conform in all material respects to those generally accepted in the United States except as summarized below:

                                                                                                       1997         1996
                                                                                                     --------     --------
Net income from continuing operations in accordance with Canadian GAAP...........................    $ 28,295     $ 19,657
Effects of differences in accounting for:
  Extinguishment of options and warrants (b).....................................................        (303)        (399)
  Investment income (c)..........................................................................         (95)        (370)
  Cost of sales pursuant to SFAS 109 (g).........................................................        (258)       --
  Depreciation pursuant to SFAS 109 (g)..........................................................        (335)       --
  Amortization of negative goodwill pursuant to SFAS 109 (g).....................................       1,457        --
  Provision for deferred taxes pursuant to SFAS 109 (g)..........................................        (652)       --
                                                                                                     --------     --------
Net income from continuing operations in accordance with United States GAAP......................      28,109       18,888
                                                                                                     --------     --------
Results of discontinued operations in accordance with Canadian GAAP..............................      (1,202)      (2,056)
Effects of differences in accounting for:
  Depreciation (a)...............................................................................        (760)        (854)
  Extinguishment of options and warrants (b).....................................................       --          (1,451)
  Financial instruments (f)......................................................................         118        1,237
  Income tax effect of depreciation adjustment...................................................         304        --
                                                                                                     --------     --------
Results of discontinued operations in accordance with United States GAAP.........................      (1,540)      (3,124)
                                                                                                     --------     --------
Net income in accordance with United States GAAP.................................................      26,569       15,764
Opening retained earnings in accordance with United States GAAP (d)..............................      85,225       73,147
Common share dividends...........................................................................      (4,592)      (3,686)
                                                                                                     --------     --------
Closing retained earnings in accordance with United States GAAP..................................    $107,202     $ 85,225
                                                                                                     ========     ========
Weighted average number of common shares outstanding and common stock equivalents (in
  thousands).....................................................................................      28,674       23,388
Income per common share (primary and fully diluted; in dollars)
  Income from continuing operations..............................................................    $   0.98     $   0.81
  Net income.....................................................................................    $   1.01     $   0.67
Capital stock in accordance with Canadian GAAP...................................................    $382,270     $198,179
Effects of differences in accounting for:
  Extinguishment of options and warrants (b).....................................................       2,153        1,850
  Shareholder loans (e)..........................................................................      (1,236)      (1,606)
  Financial instruments..........................................................................      (1,627)      (1,627)
                                                                                                     --------     --------
Capital stock in accordance with United States GAAP..............................................     381,560      196,796
Closing retained earnings in accordance with United States GAAP..................................     107,202       85,225
Foreign currency translation adjustment..........................................................       4,149        2,996
                                                                                                     --------     --------
Shareholders' equity in accordance with United States GAAP.......................................    $492,911     $285,017
                                                                                                     ========     ========

(a) Depreciation

    Certain of the Company's revenue producing properties are depreciated using the sinking fund method of depreciation. This method is not allowed under United States GAAP, accordingly depreciation has been recalculated over the estimated useful life (25 -- 40 years) of each property using the straight-line method.

    The net impact is a reduction of $938,000 at June 30, 1997 (1996 -- $938,000) in resort properties and a reduction of $2,761,000 at June 30, 1997 (June 30, 1996 -- $2,002,000) in non-resort properties.

(b) Extinguishment of Options and Warrants

    Payments made to extinguish options and warrants can be treated as capital items under Canadian GAAP. These payments would be treated as income items under United States GAAP.

(c) Investment Income

    Earnings of equity accounted investees have not been fully tax effected for Canadian GAAP. Under United States GAAP, these earnings must be tax effected, normally using capital gains rates. Based on United States tax regulations, additional tax of $95,000 would be recognized in the year ended June 30, 1997 (June 30, 1996 -- $370,000).

(d) Retained Earnings

    Opening retained earnings in accordance with United States GAAP for the year ended June 30, 1996 includes the effect of recalculating depreciation expense as described in (a) above. The net decrease in retained earnings was $2,085,000.

(e) Shareholders' Equity

    The Company accounts for loans provided to senior employees for the purchase of shares as amounts receivable. Under United States GAAP, these loans, totalling $1,236,000 and $1,606,000 as at June 30, 1997 and 1996,
    respectively, would be deducted from share capital.

(f) Financial Instruments

    Under Canadian GAAP, the components of convertible debt instruments are classified as a liability or as equity in accordance with the substance of the contractual arrangement (note 2). The interest expense included in the loss from discontinued operations would not exist under United States GAAP as there is no such requirement.

(g) Income Taxes

    The Company has adopted Statement of Financial Accounting Standards ("SFAS") 109, Accounting for Income Taxes, for the financial statement amounts presented under United States GAAP. SFAS 109 requires that deferred tax liabilities or assets be recognized for the difference between assigned values and tax bases of assets and liabilities acquired pursuant to a business combination except for non-tax deductible goodwill and unallocated negative goodwill. The effect of adopting SFAS 109 increases the carrying values of certain balance sheet amounts as follows:

                   Ski and resort assets.......................................................    $12,959
                   Negative goodwill...........................................................      4,786
                   Properties..................................................................      4,589
                   Deferred income tax asset...................................................      8,277
                   Deferred income tax liability...............................................     20,831

(h) Information Relating to Cash Flow

    The bank and other indebtedness and issue of common shares related to the financing of the acquisitions described in Notes 3(a), (b) and (c) are non-cash components of the acquisitions and under United States GAAP would not be included as financing and investing activities. Accordingly, financing cash flows would be decreased by $128,566,000 (1996 -- $44,315,000) and investing cash flows would be similarly decreased for both years.